2006
annual
report

EMC. Insurance Group Inc.



Count on EMC®

corporate profile

EMC Insurance Companies
EMPLOYERS MUTUAL CASUALTY COMPANY

- *EMC PROPERTY & CASUALTY COMPANY*
- *EMC RISK SERVICES, LLC*
- *HAMILTON MUTUAL INSURANCE COMPANY*
- *UNION INSURANCE COMPANY OF PROVIDENCE*

Affiliated with EMC National Life Company

EMC. Insurance Group Inc.

- DAKOTA FIRE INSURANCE COMPANY
- EMC REINSURANCE COMPANY
- EMCASCO INSURANCE COMPANY
  - EMC Underwriters, LLC
- FARM AND CITY INSURANCE COMPANY
- ILLINOIS EMCASCO INSURANCE COMPANY

EMC Insurance Group Inc. (the Company) is a publicly-held insurance holding company with operations in property and casualty insurance and reinsurance. Our operations are conducted together with those of our parent corporation, Employers Mutual Casualty Company (Employers Mutual). We conduct business collectively under the trade name EMC Insurance Companies.

Established in 1911, Employers Mutual is a mutual insurance company headquartered in Des Moines, Iowa, that employs approximately 2,300 people countrywide. EMC Insurance Group Inc. was formed in 1974 and became publicly held in 1982. Employers Mutual owns 57 percent of the Company's stock. EMC Insurance Group Inc.'s common stock trades on the NASDAQ Global Select Market tier of the NASDAQ Stock Market under the symbol EMCI.

Marketing Territories

Employers Mutual is licensed in all 50 states and the District of Columbia; however, the majority of our business is generated in the Midwest. We primarily focus on the sale of property and casualty insurance to small and midsized businesses, as well as some larger accounts and personal lines.

Our insurance products are marketed through 16 branch offices located strategically throughout the country and through a distribution network of approximately 2,200 independent insurance agencies. Each branch office performs its own underwriting, claims, marketing and loss control functions. A local presence through our decentralized network of branch offices is important to our success. This allows us to develop marketing strategies, products and pricing that target the needs of individual marketing territories and to take advantage of different opportunities for profit. Our operating structure enables us to develop close relationships with our agents and customers.


Bismarck
Minneapolis
Milwaukee
Lansing
Providence
Des Moines
Chicago
Omaha
Davenport
Valley Forge
Cincinnati
Denver
Kansas City
Wichita
Charlotte
Irvine
Phoenix
Little Rock
Birmingham
Dallas
Jackson

● *EMC Branch Offices*
○ *EMC Service Offices*

Dear Recipient:

Currently you or your company is on our quarterly and/or annual distribution list for EMCI press releases and SEC filings. If you would like to receive all future filings electronically in Adobe format in lieu of a mailed copy, please go to https://www.emcins.com/guest/default.asp?Category=aweb&Service=ESS-IREnter to sign up.

For your convenience, our quarterly and annual filings are located in the Investor relations section of our website at: http://www.emcins.com/ir/index.htm

Additionally, our annual report is located on our website at: http://www.emcins.com/ir/annual_reports.htm

Paper copies of all publicly disseminated documents are available upon request by contacting our Investor relations department at:

Anita Novak
Investor Relations
EMC Insurance Group Inc.
717 Mulberry Street
Des Moines, IA 50309
Phone: 515-345-2515
Fax: 515-345-2895
EMCIns.Group@EMCIns.com

Thank you

2006 financial highlights

FOR THE YEAR ($ in thousands)	2006	2005	% CHANGE
Revenues	$ 438,834	$ 456,978	(4.0)%
Income Before Income Taxes	$ 76,365	$ 60,110	27.0 %
Net Income	$ 53,547	$ 43,009	24.5 %

PER SHARE	2006	2005	% CHANGE
Net Income	$ 3.91	$ 3.16	23.7 %
Catastrophe and Storm Losses	$ 0.69	$ 1.16	(40.5)%
Dividend Paid	$ 0.65	$ 0.61	6.6 %
Book Value	$ 22.44	$ 19.20	16.9 %

MARKET PRICE	2006	2005	% CHANGE
High	$ 37.12	$ 22.08	68.1 %
Low	$ 19.64	$ 15.84	24.0 %
Close on December 31	$ 34.12	$ 19.94	71.1 %

AT YEAR-END ($ in thousands, except per share data)	2006	2005	% CHANGE
Average Return On Equity (ROE)	18.8 %	17.5%	7.4 %
Total Assets	$1,206,159	$1,113,682	8.3 %
Stockholders' Equity	$ 310,280	$ 261,883	18.5 %
Price to Book Value	1.52x	1.04x	46.2 %
Number of Shares Outstanding	13,741,663	13,642,705	0.7 %
Number of Registered Stockholders	1,069	1,118	(4.4)%
Number of Independent Insurance Agencies	2,200	2,200	0.0 %



● Return On Equity (ROE) – EMCI
○ Return On Equity (ROE) – Industry
10.8%
12.0%
10.5%
17.5%
18.8%
2.2%
8.9%
6.4%
15.3%
14.5%
2002 2003 2004 2005 2006



Operating Revenues
($ in thousands, excluding realized investment gains/losses)
$330,687
$361,187
$375,980
$456,978
$438,834
2002 2003 2004 2005 2006



● GAAP Combined Ratio – EMCI
○ Combined Ratio – Industry
107.4
101.9
100.2
100.1
104.9
98.1
100.8
95.7
93.3
92.9
2002 2003 2004 2005 2006

Count on EMC.

Left to right:
William A. Murray
Bruce G. Kelley
Ronald W. Jean



TABLE OF CONTENTS

a look back at 2006

Dear Stockholders:

2006 was another outstanding year for EMC Insurance Group Inc. Our first three quarters were record-setting quarters and our fourth quarter was the second most profitable fourth quarter in the Company's history. The end result was another record-setting year.

In 2006, we again set records in the following financial categories:

- GAAP combined ratio of 92.9
- Net income of $53.5 million or $3.91 per share
- Operating income of $50.8 million or $3.70 per share
- Total assets of $1.2 billion, an increase of 8.3 percent
- Total stockholders' equity of $308.3 million, an increase of 17.7 percent
- Total invested assets of $1.0 billion, an increase of 5.4 percent

Other 2006 milestones included the payment of our one hundredth consecutive quarterly dividend, a year-end stock price of $34.12 per share after achieving an all-time high of $37.12 on December 9, and a 16.9 percent increase in our book value per share to $22.44. Enhanced stockholder value continues to be one of our most important core values.

Our intent for 2007 is to write the same kinds of business that has provided good results in recent years. Our focus remains – develop and implement strategies to facilitate profitable growth, as well as establish and maintain adequate and consistent loss and settlement expense reserves. We will facilitate this focus by continuing to promote our new small and midsized businessowners product and emphasizing our safety groups, target market programs and our EMC Choice® products. We will also continue to pursue personal lines in selected states, as well as seek out new agents with the potential for profitable growth. In short, we will continue to be the company you can count on for stockholder value.

We look forward to continued success in 2007. Thank you for your interest in EMC Insurance Group Inc.

Bruce G. Kelley, CPCU, CLU
President & Chief Executive Officer

William A. Murray, CIC, AU
Executive Vice President & Chief Operating Officer

Ronald W. Jean, FCAS, MAAA
Executive Vice President for Corporate Development

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS – The Private Securities Litigation Reform Act of 1995 provides issuers the opportunity to make cautionary statements regarding forward-looking statements. Accordingly, any forward-looking statement contained in this report is based on management's current beliefs, assumptions and expectations of the Company's future performance, taking into account all information currently available to management. These beliefs, assumptions and expectations can change as the result of many possible events or factors, not all of which are known to management. If a change occurs, the Company's business, financial condition, liquidity, results of operations, plans and objectives may vary materially from those expressed in the forward-looking statements. The risks and uncertainties that may affect the actual results of the Company include, but are not limited to, the following: catastrophic events and the occurrence of significant severe weather conditions; the adequacy of loss and settlement expense reserves; state and federal legislation and regulations; changes in our industry, interest rates or the performance of financial markets and the general economy; rating agency actions and other risks and uncertainties inherent to the Company's business. When we use the words "believe," "expect," "anticipate," "estimate," or similar expressions, we intend to identify forward-looking statements. Undue reliance should not be placed on these forward-looking statements.

Count on EMC.

2006 highlights

By almost every standard, 2006 was another extraordinary year. All-time records were set in nearly every financial measure. Total assets increased 5.4 percent to $1.2 billion. Net income, including realized investment gains and losses, was $53.5 million, or $3.91 per share, an increase of 24.5 percent. The combined ratio was 92.9 percent, an improvement of 2.8 percentage points from last year's outstanding performance of 95.7 percent. Our book value per share increased 16.9 percent to $22.44. Our average return on equity (ROE) was 18.8 percent, an increase of 7.4 percentage points, and our price to book multiple was 8.7 times. Our stock price closed on December 31 at $34.12, an appreciation in value of 71 percent, and we increased our annual dividend by 6.6 percent. Yes, 2006 was an extraordinary year.

Operating Income

Operating income for the year was $50.8 million, or $3.70 per share. We again attribute this success to a well-performing underlying book of business and, to some extent, the lack of major catastrophes and storms in the United States in 2006.

Written Premiums

Written premiums for the year declined 12.8 percent, but this was not unexpected, and in fact, was a well-publicized result. The majority of the decline was attributed to the addition of two new participating companies in the Mutual Reinsurance Bureau (MRB) pool. As a result of this change, our parent organization, Employers Mutual Casualty Company, became a one-fifth participant in the pool rather than a one-third participant. The effect of this change for the Company's



NASDAQ Opening Bell February 9, 2007, (left to right) Maria Perez, NASDAQ; EMC Insurance Group Inc. board members David Fisher and Raymond A. Michel, Donald D. Klemme, senior vice president; George C. Carpenter III, board member; Mark E. Reese, senior vice president and chief financial officer; George W. Kochheiser, chairman of the board; Anita L. Novak, director of investor relations; William A. Murray, executive vice president and COO; Bruce G. Kelley, president and CEO; Bruce Aust, NASDAQ executive vice president; board members Fred Schiek, Margaret Ball and Joanne Stockdale.

reinsurance segment was a $19 million reduction in premiums written. Approximately $3.4 million of that was attributed to a portfolio adjustment associated with the change in participation. Though this may sound like an undesirable result and did, indeed, create an unfavorable short-term reduction in written premiums, the benefits of increased participation in the MRB pool lends itself to the possibility of future economic value in the form of additional marketing power for the pool and a greater spread of risk.

It must be noted, however, that written premiums for the property and casualty segment declined just slightly. Excluding a portfolio adjustment of approximately $29.6 million related to the January 1, 2005, change in aggregate pool participation, the property and casualty insurance segment's written premiums declined 0.3 percent.

EMC INSURANCE GROUP INC. CELEBRATES 25 YEARS ON NASDAQ


NASDAQ CELEBRATES
EMC INSURANCE
25 YEAR
ANNIVERSARY
EMC
EMC Insurance Group Inc.
NASDAQ

On February 9, 2007, EMC Insurance Group Inc. celebrated the 25th anniversary of its initial public offering on The NASDAQ Stock Market. EMC Insurance Group Inc. board members and officers were in New York City for the NASDAQ opening bell ceremony to commemorate the event.


EMC INSURANCE
25 YEAR
ANNIVERSARY
EMC Insurance Group Inc.

President and CEO Bruce G. Kelley (far right) and three of the Company's original board members (left to right) George C. Carpenter III, Raymond A. Michel and George W. Kochheiser stand outside the NASDAQ building in New York City.

We believe that this is a commendable result given the current level of competition within this segment of the industry. Rate levels are still considered to be adequate in most lines of business and in most territories. Therefore, we have the ability to offer competitive pricing on the better pieces of business, yet maintain profitability.

For the year, commercial lines new business premium was up nearly 22 percent over a year ago and personal lines new business premium was up over 13 percent, with much of that coming in selected territories with opportunities for profitable business. Total new policy count increased more than 12 percent in 2006. This is a significant reversal of the new policy count declines experienced in 2005 and 2004, which totaled 6.7 percent and 10.8 percent, respectively.

Rate Competition

Rate competition continued to increase moderately in the property and casualty insurance marketplace during 2006, and we expect market conditions to remain competitive in 2007. However, we believe we have the ability and means of competing in such a marketplace.

Maximizing Growth

Our decentralized branch structure is designed to allow individual territories to market our products under local pricing environments. These branch efforts have been successful – our policy retention for commercial business remained higher than industry standards at 86 percent, as did our personal lines policy retention of 84 percent.

We believe that growth in new policy count must be achieved from properly selected and adequately priced business. We expect to bolster



● Net Written Premiums
○ Earned Premiums
($ in thousands)
$313,837
$297,043
$339,649
$330,623
$351,904
$345,478
$443,234
$415,625
$391,615
$386,252
2002
2003
2004
2005
2006



Total Assets
($ in thousands)
$674,864
$899,712
$934,816
$1,113,682
$1,206,159
2002
2003
2004
2005
2006

new business through the appointment of new agents with the potential to generate profitable growth. Once appointed, we work diligently with new agency contacts to develop and maintain plans to help them become successful with our Company, just as we do with our existing agents. We continue to emphasize the need to grow profitably, and are working to identify additional profit centers and build momentum where business is profitable.

Another part of our ongoing strategy to increase premium growth is to maximize our small and midsized business initiatives. Approximately 38 percent of our commercial lines written premiums is generated from our EMC® Choice, target markets and safety group programs. These programs consistently generate loss ratios (incurred losses to earned premiums) of less than 40 percent and are structured to maximize year-to-year policy retention.

Catastrophe And Storm Losses
($ in thousands)



$8,304
$20,942
$18,492
$24,382
$14,635
2002
2003
2004
2005
2006

	2001	2002	2003	2004	2005	2006
EMC Insurance Group Inc.	$100.00	$107.79	$131.60	$138.65	$131.97	$230.95
Hemscott Industry Index	$100.00	$ 79.35	$ 97.25	$104.38	$115.02	$130.90
NASDAQ Market Index	$100.00	$ 69.75	$104.88	$113.70	$116.19	$128.12

NOTE: Assumes $100 invested on Dec. 31, 2001, and dividend reinvestment.

*SOURCE: Hemscott, Inc. Information on Hemscott Industry Group 432 Property & Casualty Insurance can be found at hemscottdata.com.

5-Year Comparison Of Cumulative Total Return

EMC Insurance Group Inc., Hemscott Group Index and NASDAQ Market Index*

The following graph compares the cumulative total stockholder return on the Company common stock to the NASDAQ total return index for U.S. companies and a published industry index, which is the Hemscott Industry Group 432, over a five-year period beginning December 31, 2001 and ending December 31, 2006. The total stockholder return assumes $100.00 invested at the beginning of the period in the Company's common stock, the Industry Index and the NASDAQ Market Index. It also assumes reinvestment of all dividends for the period.



EMC Insurance Group Inc.
Property & Casualty Insurance Hemscott Industry Group 432*
NASDAQ Market Index
$250
$225
$200
$175
$150
$125
$100
$ 75
$ 50
$ 25
2001
2002
2003
2004
2005
2006

Investment Income

Investment income increased 14.7 percent to $46.7 million for the year. We attribute this increase to the fact that the $107.8 million received from Employers Mutual Casualty Company in the first quarter of 2005 in connection with the change in pool participation was fully invested throughout 2006, as well as a slightly higher rate of return on our fixed maturity securities. Historically, our equity portfolio has consistently outperformed the S&P 500; however, 2006 was an exception. The total rate of return on our equity portfolio for the year was 12.66 percent, which compares to 15.79 percent for the S&P 500. The current annualized yield on our bond portfolio at December 31, 2006, was 5.33 percent and the effective duration was 3.91 years.

Development

We experienced $41.9 million, or $1.99 per share after tax, of favorable development on prior years' reserves in 2006. Even though the amount of favorable development is unusually large, it is important to note that, on a net basis, most of the favorable development can be attributed to the final settlement of closed claims. Our current actuarial analysis supports the conclusion that claims reported during 2006 were reserved at a high level of adequacy. As a result, carried reserves at December 31, 2006, are toward the high end of the range of actuarial indications.

Looking Ahead

As we look ahead to 2007 and beyond, we will continue to emphasize the strategies that have been successful. These strategies vary from branch to branch, from line to line and from territory to territory, but for the most part, include defining what products have been well-received in individual marketplaces and concentrating marketing strategies accordingly.


Net Income Per Share
$1.42
$1.78
$1.10
$3.16
$3.91
2002
2003
2004
2005
2006


Book Value Per Share
Stock Price Per Share
$34.12
$17.87
$21.14
$21.64
$19.94
$22.44
$19.20
$13.84
$15.72
$16.84
2002
2003
2004
2005
2006

We will continue to enhance our efforts to write more home and auto accounts in selected territories, more small and midsized business accounts, and more fidelity and surety bonds. And we will continue to make it as easy as possible for agents to do business with EMC.

EMC Insurance Group Inc. is an insurance holding company that is 57 percent owned by its parent organization, Employers Mutual Casualty Company (Employers Mutual). The Company shares the same management, employees and facilities as Employers Mutual. The companies owned by the Company offer the same insurance products and services as other EMC companies. Because of this close relationship, the marketing, claims, management and underwriting business functions are shared. Collectively, the organization uses the trade name EMC Insurance Companies (EMC). The next eight pages of this report summarize what EMC has done to target growth, provide superior service, enhance communications, and offer unique products and services.

Corporate Governance

- Code of Ethics
- Code of Conduct
- Audit Committee
  - *New charter*
  - *Additional duties*
  - *Completely independent*
- Nominating Committee
  - *New charter*
  - *Additional duties*
  - *Completely independent*
  - *Corporate Governance Guidelines*
  - *Board evaluation*
- Compensation Committee
  - *New charter*
  - *Additional duties*
  - *Completely independent*
- Inter-Company Committee
  - *New charter*
  - *Completely independent*
- Internal Audit
  - *Reports to CEO*
  - *Unrestricted access to the Audit Committee*
- CEO and Chairman are separate positions
- Development of director qualification standards
- Focus on the number of public company boards a director may sit on
- Secure communications and information site for directors
- Board continuing education emphasized

Stock Price At December 31


$17.87
$21.14
$21.64
$19.94
$34.12
2002
2003
2004
2005
2006

Development On Prior Years' Reserves (Favorable)/Adverse
($ in thousands)


$6,998
$7,476
$20,138
$(15,408)
$(41,916)
2002
2003
2004
2005
2006

TARGETED GROWTH



Meticulously. Selectively. Deliberately.
That's how EMC approaches new business.
It's a planned growth process that continually measures up.

At EMC, we never stop growing. And we know the right kind of growth comes from careful planning and a deliberate approach to new business opportunities. This strategy, combined with exceptional products and services, builds a healthy, thriving company our customers can count on.

Full Line-Up Of Insurance Products

EMC offers a full assortment of business and personal lines products to meet our customers' needs. We offer commercial and personal lines, bonds, excess and surplus lines, life and third party administration services. And as part of our effort to grow, we continually work to improve these products. We take advantage of opportunities to package our products for businesses and groups that target specific geographic territories.

Business Insurance

Another piece of our deliberate approach toward healthy growth is that we provide our business customers with specialized products and programs to meet their unique protection needs. For example, certain classes of businesses, such as municipalities, school districts, equipment dealers and petroleum marketers, can benefit from the enhanced protection that we offer through our group programs. For small and midsized business customers, agents can rely on the EMC Choice® Businessowners product that has varying levels of coverage for more than 200 classes of business. Now, EMC Choice® Businessowners also offers an umbrella policy and employment practices liability insurance at an attractive price.

Personal Insurance

EMC is targeting growth opportunities for our personal lines products in selected territories. We offer products to cover our customers' personal insurance needs, including auto, homeowners, motorcycle and umbrella coverages. With our competitive rates, comprehensive coverage and online services, our agents can do more personal lines business easily with EMC.



Rick Craig
Agent
Edwards, Church & Muse Inc.
Charlotte, North Carolina

"When I joined the agency, I went to EMC's Charlotte office to review potential niche markets with the underwriting and marketing staff. Since I had a background in petroleum marketers, we decided to target that class.

The EMC staff showed me their brochures, one specifically for petroleum marketers. They also encouraged me to look at the website, and I was pleasantly surprised to find that EMC already had risk management tools available that were appropriate for that class.

I started contacting members of the state petroleum marketers association. In about four months, we landed our first account and it's just snowballed from there."

Count on EMC.

SUPERIOR SERVICE



Attentive. Supportive. Responsive.
At EMC, we're always close at hand.
Delivering local service our customers deserve.

EMC is there for agents and policyholders with a level of dedicated local service that's hard to beat. Through our network of regional branch and service offices, we connect our customers with underwriting, claims, loss control and premium audit professionals who are close at hand and ready to help.

Claim Services

At EMC, we know the personal and financial strain that a loss can cause. So we make a point to handle insurance claims as fairly and quickly as possible, regardless of the type or size. We respond to our customers' needs and take the time to answer their questions. For our business customers, we use innovative programs, such as professional medical management and expert damage appraisals, to help manage the cost of claims.

Online Services

Our online services are designed to help agents manage their business smoothly and efficiently. Along with many other services through emcinsurance.com, EMC offers the convenience of online quoting for EMC Choice® Businessowners and personal insurance. Agents can also submit applications, build professional sales proposals, and find real-time policy, claims and billing information. EMC makes it easy for agents to directly access the site from their agency management system with real-time interface.

Internal Process Improvement

EMC conducted an in-depth study in 2006 to find ways to improve several of our internal processes. This resulted in more responsive product development approaches, enhanced sales support by branch marketing representatives and underwriters, and finally, better operational and financial indicators to measure sales effectiveness. These initiatives are being undertaken to improve the service we give our customers.



Sue Frazier
Office Manager/Producer
L & K Insurance
Chariton, Iowa

"Online quoting for businessowners and personal lines insurance on the EMC website is easy, quick, accurate and to the point.

Integrating the C.L.U.E. and MVR reports makes quoting personal lines a very smooth process. The new application submit feature improves the accuracy and turnaround time for our policy issuance. And our agency management system integrates directly into the EMC website – that has quickened the process, too.

We use the online claims information and find the features very helpful. EMC really stepped up their online claim services and now it's one of the best in the industry."

ENHANCED COMMUNICATION



Clear. Direct. Precise.
Everyone at EMC plays a distinct role
within a common game plan.

Our customers know they can rely on EMC – we're accessible, responsive and stay in close contact. We make face-to-face communication with our agents a priority, whether it's through agency meetings, joint planning sessions or one-on-one conversations. The emcinsurance.com website is also a key player in our communications game plan. Customers can find the information they need quickly and agents can conduct business with ease.

Joint Planning Process

To strengthen relationships and open lines of communication, EMC uses the joint planning process to team up with our independent agencies in an effort to write more profitable business. The process brings EMC and agency representatives together to evaluate business objectives, discuss key issues, agree on future goals and, most importantly, develop a plan to achieve them.

All EMC branch marketing personnel are trained on how to use the joint planning process, and EMC branch offices are currently in various stages of planning with many of their agencies. Ultimately, the participants from both sides agree that the joint planning process creates a partnership and a committed relationship that's necessary for growth to occur.

Agency Evaluation Program

EMC uses an agency evaluation program to help EMC branch offices and agency partners objectively evaluate an agency's performance in a consistent, uniform fashion. The annual evaluation process uses criteria such as loss ratio, premium volume, growth and retention. The evaluation results serve as a tool to aid communication between the agency and the branch office regarding future goals and mutual success.

A New Way To Communicate

In 2006, EMC introduced a new way to communicate with our agencies – *EMC News*, an online newsletter with the latest information on products, services and technology. Now EMC producers and customer service representatives can readily access information that can help them in their business.



Dusty Davis, CIC
Producer
Insurance Center, Inc.
El Dorado, Kansas

"We've had the same underwriter for over 10 years and we talk with her on a daily basis, sometimes two or three times a day – the relationship she has with our agency has been very beneficial. That speaks volumes about our ability to write business and renew accounts with EMC.

The Wichita branch staff is always very receptive to meeting with us. Anytime we need to discuss an account or what we see happening in the marketplace, we can sit down and talk.

We team up together – it's a personal level of communication that's beneficial for us and EMC."

Count on EMC.

UNIQUE APPROACH



Innovative. Original. Fresh.
We hold business to a higher standard at EMC.
Combining creative strategy with seasoned talent.

Because EMC relies solely on independent agents to distribute its products, we're committed to making it easier for them to do business with us. And we're always looking for unique ways to make our products and services better than the competition.

A Competitive Edge

EMC's risk improvement department gives the agent the ability to deliver value beyond the coverage and claim services that policyholders expect. With highly trained loss control experts in the home office and in each branch office, EMC offers commercial clients a variety of resources designed to help prevent and reduce losses. The loss control section on emcinsurance.com offers agents and policyholders immediate access to online services and a wealth of valuable information.

Special Products And Services

EMC takes an innovative and cost-effective approach to meet the unique needs of business groups and associations. Our safety group programs allow clients, such as municipalities and school districts, to reap the benefits of increased safety efforts and potential lower premium costs by pooling their premiums and losses with similar businesses. Our target market products offer enhanced protection with special coverages written for specific classes of business.

People Who Know You

In addition to providing loss control services and customized products, we make it easy to work with EMC by building strong relationships with our agents. For instance, our agents have the opportunity to get to know and meet directly with local underwriters, something that may be impossible with other insurance companies. Our customers are working with EMC employees who live and work in their community and understand their local needs. As we continue to enhance our products, add new services and strengthen our relationships with our agents, they can expect doing business with EMC to be even better. At EMC, we hold ourselves to higher standards because we know agents, policyholders and employees count on us.



Tim Downey, CLU
Chairman of the Board
Downey Insurance
DBA Brown & Brown
Kokomo, Indiana

"We've worked with EMC since 1968. It's the longest business relationship I've had with any company in 47 years. We have a high comfort level in dealing with these folks. When you do a deal with EMC, that's it, you've got a deal.

We've been successful in the public entity business – towns, cities, counties and schools. Our staff regularly uses the loss control information on EMC's website when working with those clients.

EMC is serious about risk improvement; it's not an afterthought. They truly believe that their job is to improve the condition of the client, and they're willing to spend the time and money to do it."

Count on EMC.

BOARD OF DIRECTORS

Chairman of the Board

George W. Kochheiser, CPCU
81, E
Retired President
Employers Mutual Casualty Company

Directors

Margaret A. Ball, CPCU
69, A, I
Chairman – Inter-Company Committee
Retired Senior Vice President
Employers Mutual Casualty Company

George C. Carpenter III
79, I, C, N
Retired Executive Director
Iowa Public Television
(broadcasting)

David J. Fisher
70, A, N
Chairman – Audit Committee
Chairman of the Board & President
Onthank Company
(wholesale distributor)

Bruce G. Kelley, CPCU, CLU
53, E
President & CEO
Employers Mutual Casualty Company

Raymond A. Michel
81, I, C, N
Chairman – Nominating Committee
Director & Retired Chief Executive Officer
Koss Construction Company
(road construction)

Fredrick A. Schiek, CPCU
72, E
Retired Executive Vice President
& Chief Operating Officer
Employers Mutual Casualty Company

Joanne L. Stockdale, CPA
60, A, C
Chairman – Compensation Committee
President & Owner
Northern Iowa Die Casting, Inc.

Independent Directors

Margaret A. Ball, CPCU
George C. Carpenter III
David J. Fisher
Raymond A. Michel
Joanne L. Stockdale, CPA*

Corporate Governance: Information can be found on the website, emcinsurance.com, under the Investors tab, including the Audit and Nominating Committee Charters, Code of Conduct, Code of Ethics for CEO and Senior Financial Officers, and Corporate Governance Guidelines.

** EMCI Board's designated financial expert.*

Board Committees

A *Audit Committee*
C *Compensation Committee*
E *Executive Committee*
I *Inter-Company Committee*
N *Nominating Committee*

OFFICERS

Raymond W. Davis, CFA
Senior Vice President
Investments & Treasurer

Richard L. Gass
Senior Vice President
Productivity & Technology

Richard W. Hoffmann, J.D.
Vice President & General Counsel

Kevin J. Hovick, CPCU
Senior Vice President
Business Development

Ronald W. Jean, FCAS, MAAA
Executive Vice President
for Corporate Development

Bruce G. Kelley, CPCU, CLU
President & CEO

Donald D. Klemme, CPCU
Senior Vice President
Administration & Secretary

Robert L. Link, CAM
Assistant Vice President
& Assistant Secretary

William A. Murray, CIC, AU
Executive Vice President
& Chief Operating Officer

Anita Novak, MBA, ARM
Assistant Secretary
Director of Investor Relations

Ronald A. Paine, CPA, CIA
Vice President
Internal Audit

Steven C. Peck, FCAS, MAAA
Senior Vice President
Actuary

Carla A. Prather
Assistant Vice President
& Controller

Mark E. Reese, CPA
Senior Vice President
& Chief Financial Officer

Richard K. Schulz
Senior Vice President
Claims

2006

FINANCIAL INFORMATION

EMC
EMC Insurance Group Inc.

Contents

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SELECTED FINANCIAL DATA

	Year ended December 31,										
	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
	($ in thousands, except per share amounts)										
INCOME STATEMENT DATA											
Insurance premiums											
earned	$ 391,615	$ 415,625	$ 345,478	$ 330,623	$ 297,043	$ 265,280	$ 231,459	$ 211,098	$ 194,244	$ 177,218	$ 165,191
Investment income, net	46,692	40,696	29,900	29,702	32,778	30,970	29,006	25,761	24,859	23,780	24,007
Realized investment											
gains (losses)	4,252	3,834	4,379	1,170	(3,159)	800	1,558	277	5,901	4,100	1,891
Other income	527	657	602	862	866	774	1,473	2,194	1,701	1,023	904
Total revenues	443,086	460,812	380,359	362,357	327,528	297,824	263,496	239,330	226,705	206,121	191,993
Losses and expenses	366,721	400,702	364,788	334,375	305,636	303,366	262,431	245,321	223,031	189,318	171,324
Income (loss) before											
income tax expense (benefit)	76,365	60,110	15,571	27,982	21,892	(5,542)	1,065	(5,991)	3,674	16,803	20,669
Income tax expense (benefit)	22,818	17,101	2,386	7,633	5,790	(3,436)	(1,264)	(5,187)	(2,339)	3,586	5,635
Net income (loss)	$ 53,547	$ 43,009	$ 13,185	$ 20,349	$ 16,102	$ (2,106)	$ 2,329	$ (804)	$ 6,013	$ 13,217	$ 15,034
Net income (loss)											
per common share											
- basic and diluted:	$ 3.91	$ 3.16	$ 1.10	$ 1.78	$ 1.42	$ (0.19)	$ 0.21	$ (0.07)	$ 0.53	$ 1.18	$ 1.37
Premiums earned by segment:											
Property and casualty											
insurance	$ 318,416	$ 321,165	$ 250,034	$ 241,237	$ 225,013	$ 203,393	$ 184,986	$ 167,265	$ 155,523	$ 143,113	$ 128,516
Reinsurance	73,199	94,460	95,444	89,386	72,030	61,887	46,473	43,833	38,721	34,105	36,675
Total	$ 391,615	$ 415,625	$ 345,478	$ 330,623	$ 297,043	$ 265,280	$ 231,459	$ 211,098	$ 194,244	$ 177,218	$ 165,191
BALANCE SHEET DATA											
Total assets	$ 1,206,159	$ 1,113,682	$ 934,816	$ 899,712	$ 674,864	$ 671,565	$ 587,676	$ 542,395	$ 496,046	$ 459,110	$ 430,328
Stockholders' equity	$ 308,294	$ 261,883	$ 228,473	$ 180,751	$ 157,768	$ 140,458	$ 148,393	$ 141,916	$ 163,938	$ 162,346	$ 148,729

	Year ended December 31,										
	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
	($ in thousands, except per share amounts)										
OTHER DATA											
Average return on equity	18.8%	17.5%	6.4%	12.0%	10.8%	(1.5)%	1.6%	(0.5)%	3.7%	8.5%	10.5%
Book value per share	$ 22.44	$ 19.20	$ 16.84	$ 15.72	$ 13.84	$ 12.40	$ 13.14	$ 12.60	$ 14.26	$ 14.30	$ 13.42
Dividends paid per share	$ 0.65	$ 0.61	$ 0.60	$ 0.60	$ 0.60	$ 0.60	$ 0.60	$ 0.60	$ 0.60	$ 0.60	$ 0.57
Property and casualty insurance subsidiaries aggregate pool percentage	30.0%	30.0%	23.5%	23.5%	23.5%	23.5%	23.5%	23.5%	23.5%	22.0%	22.0%
Reinsurance subsidiary quota share percentage	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	95%
Closing stock price	$ 34.12	$ 19.94	$ 21.64	$ 21.14	$ 17.87	$ 17.15	$ 11.75	$ 9.13	$ 12.75	$ 13.25	$ 12.00
Net investment yield (pre-tax)	5.02%	4.97%	4.33%	4.81%	5.92%	6.31%	6.47%	5.96%	6.02%	6.15%	6.54%
Cash dividends to closing stock price	1.9%	3.1%	2.8%	2.8%	3.4%	3.5%	5.1%	6.6%	4.7%	4.5%	4.8%
Common shares outstanding	13,742	13,643	13,569	11,501	11,399	11,330	11,294	11,265	11,496	11,351	11,084
Statutory trade combined ratio	92.8%	94.7%	104.2%	99.8%	101.3%	112.4%	113.5%	115.2%	114.8%	106.2%	103.6%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis of EMC Insurance Group Inc. and Subsidiaries' financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements included elsewhere herein.

COMPANY OVERVIEW

EMC Insurance Group Inc., a 56.6 percent owned subsidiary of Employers Mutual Casualty Company (Employers Mutual), is an insurance holding company with operations in property and casualty insurance and reinsurance. Property and casualty insurance is the most significant segment, representing 81.3 percent of consolidated premiums earned in 2006. For purposes of this discussion, the term "Company" is used interchangeably to describe EMC Insurance Group Inc. (Parent Company only) and EMC Insurance Group Inc. and its subsidiaries. Employers Mutual and all of its subsidiaries (including the Company) and an affiliate are referred to as the "EMC Insurance Companies."

The Company's four property and casualty insurance subsidiaries and two subsidiaries and an affiliate of Employers Mutual are parties to reinsurance pooling agreements with Employers Mutual (collectively the "pooling agreement"). Under the terms of the pooling agreement, each company cedes to Employers Mutual all of its insurance business, with the exception of any voluntary reinsurance business assumed from nonaffiliated insurance companies, and assumes from Employers Mutual an amount equal to its participation in the pool. All premiums, losses, settlement expenses, and other underwriting and administrative expenses, excluding the voluntary reinsurance business assumed by Employers Mutual from nonaffiliated insurance companies, are prorated among the parties on the basis of participation in the pool. Employers Mutual negotiates reinsurance agreements that provide protection to the pool and each of its participants, including protection against losses arising from catastrophic events.

Operations of the pool give rise to inter-company balances with Employers Mutual, which are settled on a quarterly basis. The investment and income tax activities of the pool participants are not subject to the pooling agreement. The pooling agreement provides that Employers Mutual will make up any shortfall or difference resulting from an error in its systems and/or computation processes that would otherwise result in the required restatement of the pool participants' financial statements.

The purpose of the pooling agreement is to spread the risk of an exposure insured by any of the pool participants among all the companies. The pooling agreement produces a more uniform and stable underwriting result from year to year for all companies in the pool than might be experienced individually. In addition, each company benefits from the capacity of the entire pool, rather than being limited to policy exposures of a size commensurate with its own assets, and from the wide range of policy forms, lines of insurance written, rate filings and commission plans offered by each of the companies.

Effective January 1, 2005, the Company's aggregate participation in the pooling agreement increased from 23.5 percent to 30.0 percent. In connection with this change in pool participation, the Company's liabilities increased $115,042,000, invested assets increased $107,801,000 and other assets increased $722,000. The Company reimbursed Employers Mutual $6,519,000 for expenses that were incurred to generate the additional business assumed by the Company, but this expense was offset by an increase in deferred policy acquisition costs. The Company also received $275,000 in interest income from Employers Mutual as the actual cash settlement did not occur until February 15, 2005.

The Company's reinsurance subsidiary is a party to a quota share reinsurance retrocessional agreement with Employers Mutual (the "quota share agreement"). Under the terms of the quota share agreement, the reinsurance subsidiary assumes a 100 percent quota share portion of Employers Mutual's assumed reinsurance business, exclusive of certain reinsurance contracts. This includes all premiums and related losses, settlement expenses, and other underwriting and administrative expenses of this business, subject to a maximum loss of $2,000,000 per event ($1,500,000 in 2005 and 2004). The reinsurance subsidiary does not directly reinsure any of the insurance business written by Employers Mutual or the other pool participants; however, the reinsurance subsidiary assumes reinsurance business from the Mutual Reinsurance Bureau (MRB) pool and this pool provides a small amount of reinsurance protection to the EMC Insurance Companies. As a result, the reinsurance subsidiary's assumed exposures include a small portion of the EMC Insurance Companies' direct business, after ceded reinsurance protections purchased by the MRB pool are applied. In addition, the reinsurance subsidiary does not reinsure any "involuntary" facility or pool business that Employers Mutual assumes pursuant to state law. Operations of the quota share agreement give rise to inter-company balances with Employers Mutual, which are settled on a quarterly basis. The investment and income tax activities of the reinsurance subsidiary are not subject to the quota share agreement.

Effective January 1, 2006, the terms of the quota share agreement between Employers Mutual and the reinsurance subsidiary were revised. The majority of the changes were prompted by the significant amount of hurricane losses retained by Employers Mutual during the severe 2005 hurricane season; however, other changes were made to simplify and clarify the terms and conditions of the quota share agreement. The revised terms of the quota share agreement for 2006 were as follows: (1) the reinsurance subsidiary's retention, or cap, on losses assumed per event increased from $1,500,000 to $2,000,000; (2) the cost of the $2,000,000 cap on losses assumed per event is treated as a reduction to premiums written rather than commission expense; (3) the reinsurance subsidiary no longer directly pays for the outside reinsurance protection that Employers Mutual purchases to protect itself from catastrophic losses on the assumed reinsurance business it retains in excess of the cap, and instead pays a higher premium rate (previously accounted for as commission); and (4) the reinsurance subsidiary assumes all foreign currency exchange gains/losses associated with contracts incepting on January 1, 2006 and thereafter that are subject to the quota share agreement. For 2006, the premium rate paid by the reinsurance subsidiary to Employers Mutual was 10.5 percent of premiums written. The corresponding rate for 2005 was approximately 8.5 percent (4.5 percent override commission rate plus approximately 4.0 percent for the cost of the outside reinsurance protection).

INDUSTRY OVERVIEW

An insurance company's underwriting results reflect the profitability of its insurance operations, excluding investment income. Underwriting results are calculated by subtracting losses and expenses incurred from premiums earned. An underwriting profit indicates that a sufficient amount of premium income was received to cover the risks insured. An underwriting loss indicates that premium income was not adequate. The combined ratio is a measure utilized by insurance companies to gauge underwriting profitability and is calculated by dividing losses and expenses incurred by premiums earned. A number less than 100 generally indicates an underwriting gain; a number greater than 100 generally indicates an underwriting loss.

Insurance companies collect cash in the form of insurance premiums and pay out cash in the form of loss and settlement expense payments. Additional cash outflows occur through the payment of acquisition and underwriting costs such as commissions, premium taxes, salaries and general overhead. During the loss settlement period, which varies by line of business and by the circumstances surrounding each claim and may cover several years, insurance companies invest the cash premiums; thereby earning interest and dividend income. This investment income supplements underwriting results and contributes to net earnings. The weak economy during the period 2000 through 2002 prompted the Federal Reserve Bank to reduce interest rates several times. As a result, funds from called and matured fixed maturity securities have been reinvested at much lower interest rates, which has had a negative impact on the insurance industry's investment income.

Insurance pricing has historically been cyclical in nature. Periods of excess capital and increased competition encourage price cutting and liberal underwriting practices (referred to as a soft market) as insurance companies compete for market share, while attempting to cover the inevitable underwriting losses from these actions with investment income. A prolonged soft market generally leads to a reduction in the adequacy of capital in the insurance industry. To cure this condition, underwriting practices are tightened, premium pricing rises and competition subsides as companies strive to strengthen their balance sheets (referred to as a hard market). During the late 1990's, the insurance industry had hit the depths of an extremely long soft market. High interest rates and a strong stock market had allowed insurers to cover ever growing underwriting losses with investment income. As the year 2000 approached, declining interest rates and a weakening stock market prompted the insurance industry to begin a movement toward increased pricing. This movement was dramatically accelerated by the terrorist attacks of September 11, 2001, pushing the industry toward a hard market. The ensuing plunge in the stock market, a further decline in interest rates, high profile bankruptcies and rising concerns about reserve deficiencies lead the insurance industry to implement large premium rate increases in an effort to improve capitalization. This hard market continued through 2002, but began to level off somewhat during 2003 as premium rate increases slowed, or even flattened, in most lines of business. Premium rates were fairly stable during 2004, but moderated slightly in certain lines of business and select territories due to an increase in price competition. During 2005, the insurance industry entered into a soft market with premium rate reductions accelerating in most areas of the country, with the notable exception of rate increases in the Gulf States and other hurricane exposed areas due to the severe 2005 hurricane season. The soft market continued during 2006 and market conditions are expected to remain competitive during 2007 as insurance companies continue to compete for good business, which will likely result in additional premium rate reductions.

A substantial determinant of an insurance company's underwriting results is its loss and settlement expense reserving practices. Insurance companies must estimate the amount of losses and settlement expenses that will ultimately be paid to settle claims that have occurred to date (loss and settlement expense reserves). This estimation process is inherently subjective with the possibility of widely varying results, particularly for certain highly volatile types of claims (asbestos, environmental and various casualty exposures, such as products liability, where the loss amount and the parties responsible are difficult to determine). During a soft market, inadequate premium rates put pressure on insurance companies to under-estimate their loss and settlement expense reserves in order to show a profit. Correspondingly, inadequate reserves play an integral part in bringing about a hard market, because increased profitability from higher premium rate levels can be used to strengthen an insurance company's loss and settlement expense reserves.

Accounting for finite reinsurance transactions became a topic of increased concern for the insurance industry during 2005, forcing several companies to restate their financial results after performing a detailed review of these transactions. The issue in these transactions was whether the identified reinsurance contracts contained a transfer of risk. To be considered a qualified reinsurance arrangement, the contract must contain a transfer of both underwriting risk (possibility of loss from adverse events occurring outside the control of the parties to the contract) and timing risk (timely reimbursement of covered losses by the reinsurer to the cedant with no schedule of loss payments), and there must be a reasonable possibility that the reinsurer may realize a significant loss. Finite reinsurance is a term given to reinsurance transactions that do not transfer one or both elements of risk, or do not contain a reasonable possibility that the reinsurer could realize a significant loss. Finite reinsurance transactions are not accounted for as reinsurance, but instead receive deposit accounting treatment, which can produce significantly different results. Management believes that all of the Company's reinsurance contracts, both assumed and ceded, contain a transfer of risk (and therefore are accounted for as reinsurance) and does not intend to enter into any finite reinsurance transactions in the future. During 2005, in response to increased scrutiny of finite reinsurance transactions, the National Association of Insurance Commissioners (NAIC) quickly adopted amendments to its Annual Statement instructions to include interrogatories designed to capture more information about a company's reinsurance transactions, particularly the use of finite reinsurance. In addition, CEOs and CFOs must attest, under the penalty of perjury, that, as respects ceded reinsurance transactions, their company (a) has not entered into any side agreements affecting risk transfer; (b) has documents evidencing the economic purpose of certain reinsurance transactions, as well as a risk-transfer analysis of those transactions; (c) has complied with Statement of Statutory Accounting Principle (SSAP) No. 62 "Property and Casualty Reinsurance"; and (d) has adequate internal controls to monitor the use of reinsurance and comply with SSAP No. 62. Any exceptions to the certification must be disclosed and explained. The Company's CEO and CFO provided this attestation for 2005 and 2006, indicating no exceptions. The Financial Accounting Standards Board (FASB) is also currently reviewing the determination and accounting for finite reinsurance transactions. Management continues to monitor both the NAIC and the FASB for further developments on this issue.

The United States Congress is currently studying, or has placed on its agenda, several issues of critical importance to the Company and the insurance industry. These issues include Federal regulation on top of, or in place of, current state regulation, tort and class-action reform, the federal government's role in terrorism insurance, and asbestos liability determination and funding. The United States Congress is also considering legislation (referred to as the Insurance Industry Competition Act) that would amend the McCarran-Ferguson Act and permit the Federal Trade Commission and United States Department of Justice to enforce federal antitrust laws and regulations on the insurance industry. The Company is closely monitoring activities by the United States Congress on these issues through its membership in various organizations.

MANAGEMENT ISSUES AND PERSPECTIVES

During 2006, management continued to focus its efforts on two issues of critical importance to the Company: developing and implementing strategies to facilitate profitable growth in the increasingly competitive insurance marketplace, and establishing and maintaining adequate and consistent loss and settlement expense reserves. Following is a detailed discussion of each issue.

The Company's net premiums written increased significantly in 2005 due to the property and casualty insurance subsidiaries' increased participation in the pooling agreement; however, net premiums written for the EMC Insurance Companies' pool declined 1.1 percent in 2005 and an additional 0.2 percent in 2006 due to increased premium rate competition and higher reinsurance costs. The increase in premium rate competition has been driven by the high capitalization levels and profitable underwriting results that have been generated by the property and casualty insurance industry during the last two years. As a result of this increased competition, the Company has experienced a moderate reduction in implemented premium rates, most notably in personal lines. With the exception of the workers' compensation line of business, all lines of business have experienced a decline in premium rates of varying magnitudes over the last two years. Policy retention has remained at high levels, but policy count has declined as a result of increased competition for good business and Company initiatives to exit unprofitable business. On an overall basis, premium rate levels declined approximately 3.7 percent in 2006 after falling approximately 0.9 percent in 2005; however, premium rates are still considered adequate in most lines of business and in most territories.

In response to this increasingly competitive environment, management has worked diligently over the past two years to formulate and implement strategies to generate profitable growth. A measure of success was achieved toward this goal during 2006 when the Company's branch offices produced a hard-fought 0.3 percent increase in direct premiums written, compared to a 0.5 percent decline in 2005. Following is a more detailed discussion of the various strategies that have been implemented.

One of the primary areas of focus has been the Company's relationship with its business partners, the independent insurance agents. Management has strived to increase new business production through the appointment of new agents who demonstrate the potential to generate profitable business. Management has worked diligently with these new agents, as well as existing agents, to develop and maintain business plans that will help them be successful with the Company. Agents also participate in a joint agency/company planning process that allows management to clearly communicate production goals and evaluate their sales effectiveness skills. An underlying initiative of great importance to agents, and management's quest to increase premium growth, is improving the ease of conducting business through technological improvements. For most lines of business, agents can now quote risks, submit applications and make changes through the EMC Internet website. Other internet services available include on-line policy, claim and billing inquiry, and access to agents' manuals, agency statements, production and experience reports and commercial loss experience runs. A policyholder access page on the EMC website allows personal lines policyholders to view their policy and billing information on-line as well.

Another part of management's strategy to generate profitable premium growth has been to maximize sales to small and medium-sized businesses by focusing on the Company's three methods of writing homogenous risks: target markets, "EMC Choice" programs and safety dividend programs. Target markets are programs that have been developed in one or more of the branch offices to serve a specific niche market, such as petroleum marketers, governmental agencies or mobile home parks. The "EMC Choice" programs are available in all branch offices and provide tailored products for specialty markets such as auto repair shops, financial institutions and metal goods manufacturers. The safety dividend programs are similar to target markets, but incorporate loss control initiatives and the potential for premium refunds based on the loss experience of a homogeneous group. A good example of a safety dividend group is the Iowa school program, where almost all of the school districts in the state of Iowa purchase insurance from the Company and are eligible for premium refunds, in the form of policyholder dividends, based on the loss experience of the entire group. Premium growth increased significantly for these programs during 2006.

To properly address the marketing challenges facing the Company in this increasingly competitive environment, management determined that a more formalized process for commercial lines product development was needed. Increased competition in the insurance marketplace has made it increasingly important to provide the Company's 16 branch offices with an effective and efficient means of product development that can respond quickly to changing market conditions. Management also determined that the sales effectiveness skills of the branch marketing and underwriting personnel needed to improve so that the branch offices could take greater advantage of new product opportunities. To achieve these goals, management hired an outside consulting firm to facilitate the implementation of project "Fusion", which was a three phase project designed to improve both product development and sales effectiveness, and establish a metrics measurement process to analyze the potential of new products and gauge the success of product rollouts. The implementation of Project Fusion was completed as planned during the third quarter of 2006. Improved processes for the development of commercial lines products have been implemented, including enhanced project management methodologies and the creation of a Project Management Office to monitor and guide the successful completion of large projects. Sales effectiveness skills training began during the second quarter of 2006 and will continue into 2007.

Finally, management continues to emphasize those strategies that have been successful. These strategies vary from branch to branch, but generally include defining what products have been well-received in individual marketplaces and concentrating marketing strategies accordingly. Management continues to enhance its efforts to write more homeowner and personal auto accounts in selected territories, more small and medium-sized business accounts, and fidelity and surety bonds. Signs of progress emerged during 2006 as new business production increased moderately in the targeted areas and lines of business. Another positive sign is that net premiums written for the EMC Insurance Companies' pool increased 1.3 and 2.5 percent, respectively, for the three months ended September 30, 2006 and December 31, 2006 over the same periods of 2005.

Effective January 1, 2006, Employers Mutual's participation in the MRB pool was reduced because of the addition of two new assuming companies to that pool. The increase in the number of assuming companies had a negative impact on the reinsurance subsidiary's premiums earned in 2006 as the pool business was divided between more participants; however, the addition of the new assuming companies has strengthened MRB's surplus base and should favorably impact future marketing efforts. For calendar year 2006, the reinsurance subsidiary's premiums earned from the MRB pool totaled approximately $25 million, compared to approximately $40 million in 2005. In addition, effective January 1, 2006, Employers Mutual is no longer participating in a Lloyd's of London marine syndicate account due to a restructuring of that program. The loss of this account reduced the reinsurance subsidiary's premiums earned by approximately $2.5 million in 2006, with an additional reduction of approximately $2.0 million expected in 2007. Improved pricing and the addition of some new accounts during 2006 helped to partially offset the loss of this business; however, the MRB pool is not producing much new business at this time, and it is therefore unlikely that the reinsurance subsidiary's premium volume will increase significantly in the near future.

The Company experienced an unusually large amount of favorable development on its prior years' direct case loss reserves during 2006. Over the past two years the Company has devoted a lot of time and resources to improving the adequacy and consistency of its case loss reserves by implementing procedures and guidelines that assist claims personnel in establishing and maintaining proper case loss reserves. Because of these improvements in the claims handling process, favorable development on prior years' reserves was not unexpected in 2006; however, the magnitude of the favorable development experienced during 2006 was not anticipated. While the amount of favorable development experienced during 2006 was unusually large, it is important to note that, on a net basis, much of this favorable development can be attributed to the final settlement of closed claims. It is also important to note that current actuarial analysis supports the conclusion that newly reported claims continue to be reserved at a high level of adequacy. At December 31, 2005, the Company's loss and settlement expense reserves were in the upper quarter of the range of actuarial indications, and analysis performed at year-end 2006 indicates that carried reserves remained at, or near, that level of adequacy. Although the current actuarial analysis indicates that the Company's loss and settlement expense reserves are at a high level of adequacy, management is not able to predict whether, or to what extent, the Company will continue to experience favorable development on its reserves.

The participants in the EMC Insurance Companies pooling agreement currently carry an "A-" (Excellent) rating from A.M. Best Company. Management has worked diligently over the last several years to improve profitability through a combination of adequate pricing and focused underwriting practices. Maintaining a consistent level of profitability is a primary goal of management that will assist the Company in its quest to achieve an even higher rating from A.M. Best Company.

MEASUREMENT OF RESULTS

The Company's consolidated financial statements are prepared on the basis of U.S. generally accepted accounting principles (also known as "GAAP"). The Company also prepares financial statements for each of its insurance subsidiaries based on statutory accounting principles that are filed with insurance regulatory authorities in the states in which they do business. Statutory accounting principles are designed to address the concerns of state regulators and stress the measurement of the insurer's ability to satisfy its obligations to its policyholders and creditors.

Management evaluates the Company's operations by monitoring key measures of growth and profitability. Management measures the Company's growth by examining direct premiums written and, perhaps more importantly, premiums written assumed from affiliates. Management generally measures the Company's operating results by examining the Company's net income, return on equity, and the loss and settlement expense, acquisition expense and combined ratios. The following provides further explanation of the key measures management uses to evaluate the Company's results:

Direct Premiums Written. Direct premiums written is the sum of the total policy premiums, net of cancellations, associated with policies underwritten and issued by the Company's property and casualty insurance subsidiaries. These direct premiums written are transferred to Employers Mutual under the terms of the pooling agreement and are reflected in the Company's consolidated financial statements as premiums written ceded to affiliates. See note 3 of Notes to Consolidated Financial Statements.

Premiums Written Assumed From Affiliates. Premiums written assumed from affiliates reflects the Company's property and casualty insurance subsidiaries' aggregate participation interest in the total direct premiums written by all the participants in the pooling arrangement and the premiums written assumed by the Company's reinsurance subsidiary from Employers Mutual under the quota share agreement. See note 3 of Notes to Consolidated Financial Statements. Management uses premiums written assumed from affiliates and non-affiliates, which excludes the impact of written premiums ceded to reinsurers, as a measure of the underlying growth of the Company's insurance business from period to period.

Net Premiums Written. Net premiums written is the sum of the premiums written assumed from affiliates plus premiums written assumed from non-affiliates less premiums written ceded to non-affiliates. Premiums written ceded to non-affiliates is the portion of the Company's direct and assumed premiums written that is transferred to reinsurers in accordance with the terms of the reinsurance contracts and based upon the risks they accept. See note 3 of Notes to Consolidated Financial Statements. Management uses net premiums written to measure the amount of business retained after cessions to reinsurers.

Loss and Settlement Expense Ratio. The loss and settlement expense ratio is the ratio (expressed as a percentage) of losses and settlement expenses to premiums earned and measures the underwriting profitability of a company's insurance business. The loss and settlement expense ratio is generally measured on both a gross (direct and assumed) and net (gross less ceded) basis. Management uses the gross loss and settlement expense ratio as a measure of the Company's overall underwriting profitability of the insurance business it writes and to assess the adequacy of the Company's pricing. The net loss and settlement expense ratio is meaningful in evaluating the Company's financial results, which are net of ceded reinsurance, as reflected in the consolidated financial statements. The loss and settlement expense ratios are generally calculated in the same way for GAAP and statutory accounting purposes.

Acquisition Expense Ratio. The acquisition expense ratio is the ratio (expressed as a percentage) of net acquisition and other expenses to premiums earned and measures a company's operational efficiency in producing, underwriting and administering its insurance business. For statutory accounting purposes, acquisition and other expenses of an insurance company exclude investment expenses. There is no such industry definition for determining an acquisition expense ratio for GAAP purposes. As a result, management applies the statutory definition to calculate the Company's acquisition expense ratio on a GAAP basis. The net acquisition expense ratio is meaningful in evaluating the Company's financial results, which are net of ceded reinsurance, as reflected in the consolidated financial statements.

GAAP Combined Ratio. The combined ratio (expressed as a percentage) is the sum of the loss and settlement expense ratio and the acquisition expense ratio and measures a company's overall underwriting profit. If the combined ratio is at or above 100, an insurance company cannot be profitable without investment income (and may not be profitable if investment income is insufficient). Management uses the GAAP combined ratio in evaluating the Company's overall underwriting profitability and as a measure for comparison of the Company's profitability relative to the profitability of its competitors who prepare GAAP-basis financial statements.

Statutory Combined Ratio. The statutory combined ratio (expressed as a percentage) is calculated in the same manner as the GAAP combined ratio, but is based on results determined pursuant to statutory accounting rules and regulations. The statutory "trade combined ratio" differs from the statutory combined ratio in that the acquisition expense ratio is based on net premiums written rather than net premiums earned. Management uses the statutory trade combined ratio as a measure for comparison of the Company's profitability relative to the profitability of its competitors, all of whom must file statutory-basis financial statements with insurance regulatory authorities.

CRITICAL ACCOUNTING POLICIES

The following accounting policies are considered by management to be critically important in the preparation and understanding of the Company's financial statements and related disclosures. The assumptions utilized in the application of these accounting policies are complex and require subjective judgment.

Loss and settlement expense reserves

Processes and assumptions for establishing loss and settlement expense reserves

Liabilities for losses are based upon case-basis estimates of reported losses and estimates of incurred but not reported ("IBNR") losses. Case loss reserves are established independently of the IBNR loss reserves and the two amounts are added together to determine the total liability for losses. Under this methodology, adjustments to the individual case loss reserve estimates do not result in a corresponding adjustment in IBNR loss reserves. For direct insurance business, the Company's IBNR loss reserves are estimates of liability for accidents that have occurred, but have not yet been reported to the Company. For assumed reinsurance business, IBNR loss reserves are also used to record anticipated increases in reserves for claims that have previously been reported. An estimate of the expected expenses to be incurred in the settlement of the claims provided for in the loss reserves is established as the liability for settlement expenses.

Property and Casualty Insurance Segment

The Company's claims department establishes case loss reserves for direct business. Branch claims personnel establish case loss reserves for individual claims, with mandatory home office claims department review of reserves that exceed a specified threshold. The Company's case loss reserve philosophy is exposure based and implicitly assumes a consistent inflationary and legal environment. When claims department personnel establish case loss reserves, they take into account various factors that influence the potential exposure.

The Company has implemented specific line-of-business guidelines that are used to establish the individual case loss reserve estimates. These guidelines, which are used for both short-tail and long-tail claims, require the claims department personnel to reserve for the probable (most likely) exposure for each claim. Probable exposure is defined as what is likely to be awarded if the case were to be decided by a civil court in the applicable venue or, in the case of a workers' compensation case, by that state's Workers' Compensation Commission. This evaluation process is repeated throughout the life of the claim at regular intervals, and as additional information becomes available. While performing these regular reviews, the branch claims personnel are able to make adjustments to the case loss reserves for location and time specific factors, such as legal venue, severity of claim, inflation, and changes in applicable laws.

To provide consistency in the reserving process, the Company utilizes established claims management processes and an automated claims system. Claims personnel conduct random case loss reserve reviews to verify the accuracy of the reserve estimates and adherence to the reserving guidelines. In addition, the Company has specific line-of-business management controls for case loss reserves. For example, all workers' compensation claim files are reviewed by management when compensation benefits are going to be declined, and all back strain cases are required to be reviewed every two weeks for reserve adequacy.

The Company's automated claims system utilizes an automatic diary process that helps ensure that case loss reserve estimates are reviewed on a regular basis. The claims system requires written documentation each time a case loss reserve is established or modified, and provides management with the information necessary to perform individual reserve reviews and monitor reserve development. In addition, the claims system produces monthly reports that allow management to analyze case loss reserve development in the aggregate, by branch, by line of business, or by claims adjuster.

The goal of the Company's claims department is to establish and maintain loss reserves that are sufficient, but not excessive. Since specific guidelines are utilized for establishing case loss reserves, the Company does not incorporate a provision for uncertainty (either implicitly or explicitly) when setting individual case loss reserve estimates. The Company's actuaries do, however, review the adequacy of the overall case loss reserves on a quarterly basis and, if deemed appropriate, make recommendations for adjustments. Such adjustments to the case loss reserves are accomplished through the implementation of bulk case reserves in the applicable line(s) of business, which supplement the individual case loss reserves. For financial reporting purposes, bulk case reserves are included in IBNR loss reserves.

As of December 31, 2006, IBNR loss reserves accounted for $77,328,000, or 18.9 percent, of the property and casualty insurance segment's total loss and settlement expense reserves, compared to $71,664,000, or 17.5 percent at December 31, 2005. IBNR loss reserves are, by nature, less precise than case loss reserves. A five percent change in IBNR loss reserves at December 31, 2006 would equate to $2,513,000 net of tax, which represents 4.7 percent of net income and 0.8 percent of stockholders' equity.

The property and casualty insurance segment's formula IBNR loss reserves are established for each line of business by applying factors to the latest twelve months premiums earned. These factors are developed using a methodology that utilizes historical ratios of (1) actual IBNR claims that have emerged after prior year-ends to (2) corresponding prior years' premiums earned that have been adjusted to the current level of rate adequacy. In order to minimize the volatility that naturally exists in the early stages of IBNR claims emergence, IBNR claims are not utilized in this process until 18 months after the end of a respective calendar year. For example, during 2006 the actual IBNR claims reported in the 18 months following year-end 2004 were compared to the adjusted 2004 premiums earned. The 2004 ratios, together with the ratios for several prior years, were then used to develop the 2006 indicated ratios of emerged IBNR to premiums earned for each line of business. Included in the rate adequacy adjustment noted above is consideration of current frequency and severity trends compared to the trends underlying prior years' calculations. The selected trends are based on an analysis of industry and Company loss data.

The methodology used in estimating formula IBNR loss reserves assumes consistency in claims reporting patterns and immaterial changes in loss development patterns. Implicit in this assumption is that future IBNR claims emergence relative to IBNR claims that have emerged following prior year-ends will reflect the change in frequency and severity trends underlying the rate adequacy adjustments. If this projected relationship proves to be inaccurate, future IBNR claims may differ substantially from the estimated IBNR loss reserves. The following table displays the impact that a five percent variance in IBNR emergence from the projected level reflected in the December 31, 2006 IBNR factors would have on the Company's results of operations. This variance in IBNR emergence could occur in one year or over multiple years, depending when the claims were reported. A variance in IBNR emergence would also affect the Company's financial position in that the Company's equity would be impacted by an amount equivalent to the change in net income. A variance of this type would typically be recognized in loss and settlement expense reserves and, accordingly, would not have a material effect on liquidity because the claims have not been paid. A five percent variance in IBNR emergence is considered reasonably likely based on the range of actuarial indications developed during the analysis of the property and casualty insurance segment's carried reserves.

Line of business	After-tax impact on earnings from a five percent variance in IBNR emergence
($ in thousands)	
Personal auto liability	$(79) to $79
Commercial auto liability	(291) to 291
Auto physical damage	(45) to 45
Workers' compensation	(364) to 364
Other liability	(1,392) to 1,392
Property	(102) to 102
Homeowners	(51) to 51
All Other	(80) to 80

Ceded loss reserves are derived by applying the ceded contract terms to the direct loss reserves. For excess-of-loss contracts (excluding the catastrophe contract), this is accomplished by applying the ceded contract terms to the case loss reserves of the ceded claims. For the catastrophe excess-of-loss contract, ceded loss reserves are calculated by applying the contract terms to (1) the aggregate case loss reserves on claims stemming from catastrophes and (2) the estimate of IBNR loss reserves developed for each individual catastrophe. For quota share contracts, ceded loss reserves are calculated as the quota share percentage multiplied by both case and IBNR loss reserves on the direct business.

The methodology used for reserving settlement expenses is based on an analysis of historical ratios of paid expenses to paid losses. Assumptions underlying this methodology include stability in the mix of business, consistent claims processing procedures, immaterial impact of loss cost trends on development patterns, and a consistent philosophy regarding the defense of lawsuits. Based on this actuarial analysis, factors are derived for each line of business, which are applied to loss reserves to generate the settlement expense reserves. The following table displays the impact on the Company's results of operations, for the latest ten accident years, of a one percent variance in the ratio of ultimate settlement expenses to ultimate losses due to departures from any of the above assumptions. This variance in the ultimate settlement expense ratio could occur in one year or over multiple years, depending on the loss and settlement expense payment patterns. A variance in the ultimate settlement expense ratio would also affect the Company's financial position in that the Company's equity would be impacted by an amount equivalent to the change in net income. A variance of this type would typically be recognized in loss and settlement expense reserves and, accordingly, would not have a material effect on liquidity because the expenses have not been paid. A one percent variance in the ratio of ultimate settlement expenses to ultimate losses is considered reasonably likely based on the range of actuarial indications developed during the analysis of the property and casualty insurance segment's carried reserves.

Line of business	After-tax impact on earnings from a one percent variance in the ultimate settlement expense ratio
($ in thousands)	
Personal auto liability	$(62) to $62
Commercial auto liability	(184) to 184
Auto physical damage	(33) to 33
Workers' compensation	(203) to 203
Other liability	(585) to 585
Property	(97) to 97
Homeowners	(73) to 73
All Other	(14) to 14

The property and casualty insurance segment experienced a significant amount of adverse development on prior years' reserves during 2004. This adverse development is attributed to a combination of newly reported claims in excess of carried IBNR loss reserves, development on case loss reserves of previously reported claims, settlement expense reserve increases resulting from increases in case loss reserves and a moderate strengthening of settlement expense and IBNR loss reserves. No changes were made in the key actuarial assumptions utilized to estimate loss and settlement expense reserves during 2004. Following is a summary of the factors contributing to the adverse development experienced on prior years' reserves in 2004.

Factors contributing to adverse development on prior years' reserves	Year ended December 31, 2004
($ in thousands)	
Emergence of IBNR claims in excess of carried IBNR loss reserves	$ 14,758
Development on case loss reserves of previously reported claims	8,428
Settlement expense reserve increases resulting from increases in case loss reserves	6,209
Settlement expense reserve strengthening	2,735
IBNR loss reserve strengthening	1,521
Bulk case loss reserve strengthening	703
Increase in ceded losses for prior accident years	(10,437)
Total	$ 23,917

Following is a summary of the carried loss and settlement expense reserves for the property and casualty insurance segment at December 31, 2006 and 2005.

	December 31, 2006			
Line of business	Case	IBNR	Settlement expense	Total
	($ in thousands)			
Commercial lines:				
Automobile	$ 42,191	$ 9,456	$ 9,123	$ 60,770
Property	12,937	3,738	2,289	18,964
Workers' compensation	111,772	14,784	16,947	143,503
Liability	57,736	42,965	47,032	147,733
Bonds	1,719	1,124	931	3,774
Total commercial lines	226,355	72,067	76,322	374,744
Personal lines:				
Automobile	20,924	2,301	2,820	26,045
Property	4,806	2,960	1,302	9,068
Total personal lines	25,730	5,261	4,122	35,113
Total property and casualty insurance segment	$ 252,085	$ 77,328	$ 80,444	$ 409,857

	December 31, 2005			
Line of business	Case	IBNR	Settlement expense	Total
	($ in thousands)			
Commercial lines:				
Automobile	$ 41,893	$ 8,614	$ 9,164	$ 59,671
Property	16,393	3,730	2,697	22,820
Workers' compensation	114,408	14,685	16,590	145,683
Liability	55,280	38,200	44,333	137,813
Bonds	1,750	1,026	738	3,514
Total commercial lines	229,724	66,255	73,522	369,501
Personal lines:				
Automobile	23,061	2,485	2,998	28,544
Property	6,820	2,924	1,553	11,297
Total personal lines	29,881	5,409	4,551	39,841
Total property and casualty insurance segment	$ 259,605	$ 71,664	$ 78,073	$ 409,342

Internal actuarial evaluations of overall loss reserve levels are performed quarterly for all direct lines of business. There is a certain amount of random variation in loss development patterns, which results in some uncertainty regarding projected ultimate losses, particularly for longer-tail lines such as workers' compensation, other liability and commercial auto liability. Therefore, the reasonability of the actuarial projections is regularly monitored through an examination of loss ratio and claims severity trends implied by these projections. Following is a discussion of the major assumptions underlying the quarterly internal actuarial reserve evaluations.

One assumption underlying aggregate reserve estimation methods is that the claims inflation trends implicitly built into the historical loss and settlement expense development patterns will continue into the future. To estimate the sensitivity of the estimated ultimate loss and settlement expense payments to an unexpected change in inflationary trends, the actuarial department derived expected payment patterns separately for each major line of business. These patterns were applied to the December 31, 2006 loss and settlement expense reserves to generate estimated annual incremental loss and settlement expense payments for each subsequent calendar year. Then, for the purpose of sensitivity testing, an explicit annual inflationary variance of one percent was added to the inflationary trend that is implicitly embedded in the estimated payment pattern, and revised incremental loss and settlement expense payments were calculated. This unexpected claims inflation trend could arise from a variety of sources including a change in economic inflation, social inflation and, especially for the workers' compensation line of business, the introduction of new medical technologies and procedures, changes in the utilization of procedures and changes in life expectancy. The estimated cumulative impact that this unexpected one percent variance in the inflationary trend would have on the Company's results of operations over the lifetime of the underlying claims is shown below. A variance in the inflationary trend would also affect the Company's financial position in that the Company's equity would be impacted by an amount equivalent to the change in net income. A variance of this type would typically be recognized in loss and settlement expense reserves and, accordingly, would not have a material effect on liquidity because the claims have not been paid. A one percent variance in the projected inflationary trend is considered reasonably likely based on the range of actuarial indications developed during the analysis of the property and casualty insurance segment's carried reserves.

Line of business	After-tax impact on earnings from a one percent variance in the projected inflationary trend
($ in thousands)	
Personal auto liability	$(201) to $193
Commercial auto liability	(725) to 700
Auto physical damage	(21) to 20
Workers' compensation	(4,648) to 4,068
Other liability	(3,728) to 3,399
Property	(126) to 123
Homeowners	(50) to 49

A second assumption is that historical loss payment patterns have not changed. In other words, the percentage of ultimate losses that are not yet paid at any given stage of accident year development is consistent over time. The following table displays the impact on the Company's results of operations, for the latest ten accident years, of a five percent variance in unpaid losses to date from the percentages anticipated in the paid loss projection factors. That is, future loss payments under this scenario would be expected to differ from the original actuarial loss reserve estimates by these amounts. This variance in future loss payments could occur in one year or over multiple years. A variance in future loss payments would also affect the Company's financial position in that the Company's equity would be impacted by an amount equivalent to the change in net income. A variance of this type would typically be recognized in loss and settlement expense reserves and, accordingly, would not have a material effect on liquidity because the claims have not been paid. A five percent variance in projected future loss payments is considered reasonably likely based on the range of actuarial indications developed during the analysis of the property and casualty insurance segment's carried reserves.

Line of business	After-tax impact on earnings from a five percent variance in future loss payments
($ in thousands)	
Personal auto liability	$(706) to $639
Commercial auto liability	(1,703) to 1,540
Auto physical damage	(69) to 62
Workers' compensation	(3,281) to 2,970
Other liability	(3,173) to 2,867
Property	(424) to 384
Homeowners	(153) to 140
All Other	(115) to 103

A third assumption is that case loss reserve adequacy is consistent over time. The following table displays the impact on the Company's results of operations, for the latest ten accident years, of a five percent variance in case loss reserve adequacy from the level anticipated in the incurred loss projection factors. In other words, future loss payments under this scenario would be expected to vary from actuarial reserve estimates by these amounts. This variance in expected loss payments could occur in one year or over multiple years. A change in case loss reserve adequacy would also affect the Company's financial position in that the Company's equity would be impacted by an amount equivalent to the change in net income. A variance of this type would typically be recognized in loss and settlement expense reserves and, accordingly, would not have a material effect on liquidity because the claims have not been paid. A five percent variance in case loss reserve adequacy is considered reasonably likely based on the range of actuarial indications developed during the analysis of the property and casualty insurance segment's carried reserves.

Line of business	After-tax impact on earnings from a five percent variance in case reserve adequacy
($ in thousands)	
Personal auto liability	$(716) to $648
Commercial auto liability	(1,566) to 1,416
Auto physical damage	(58) to 52
Workers' compensation	(3,327) to 3,012
Other liability	(2,796) to 2,529
Property	(451) to 407
Homeowners	(140) to 126
All Other	(73) to 67

A fourth assumption is that IBNR emergence as a percentage of reported losses is historically consistent and will continue at the historical level. The following table displays the estimated impact on the Company's results of operations, for the latest ten accident years, of a five percent variance in IBNR losses from the level anticipated in the loss projection factors. Under this scenario, future loss payments would be expected to vary from actuarial reserve estimates by these amounts. This variance in IBNR emergence could occur in one year or over multiple years. A variance in IBNR emergence would also affect the Company's financial position in that the Company's equity would be impacted by an amount equivalent to the change in net income. A variance of this type would typically be recognized in loss and settlement expense reserves and, accordingly, would not have a material effect on liquidity because the claims have not been paid. A five percent variance in IBNR emergence is considered reasonably likely based on the range of actuarial indications developed during the analysis of the property and casualty insurance segment's carried reserves.

Line of business	After-tax impact on earnings from a five percent variance in IBNR emergence
($ in thousands)	
Personal auto liability	$(87) to $87
Commercial auto liability	(263) to 263
Auto physical damage	(19) to 19
Workers' compensation	(399) to 399
Other liability	(1,464) to 1,464
Property	(118) to 118
Homeowners	(14) to 14

Historically, individual case loss reserves established by the claims department have been adequate. However, actuarial analyses performed during 2003 indicated that overall case loss reserves appeared to be somewhat inadequate. This apparent inadequacy was driven by the workers' compensation line of business, where adverse development more than offset the favorable development experienced in all other lines of business combined. Further analysis revealed that the adverse development experienced in the workers' compensation line of business was arising from both the indemnity and medical portion of the claims. The underlying data indicated that the aggregate liability associated with time away from work had been somewhat under-estimated and that permanent injury awards were somewhat under-estimated and/or not anticipated when the reserves were established. In response to these findings, the Company established a bulk case reserve for the workers' compensation line of business to supplement the individual case loss reserves. Beginning in 2004, an actuarial evaluation of case loss reserve adequacy has been performed each quarter. This evaluation resulted in additional increases in the bulk case reserve during 2004.

To address the underlying cause of the indicated deficiency in case loss reserves, the home office claims department in early 2004 instructed each of the 16 branch offices to review and carefully re-evaluate all claim reserves for adequacy. As a result of these reviews, case loss reserves were strengthened significantly in both the second and third quarters of 2004, and the third quarter actuarial review indicated that case loss reserves, as well as total loss and settlement expense reserves, were adequate. However, during the required fourth quarter inventory and review process, the branch offices further strengthened case loss reserves, generating a significant amount of adverse development on prior year's reserves. With this additional strengthening, carried loss and settlement expense reserves were toward the high end of the range of actuarial reserve indications at December 31, 2004.

During 2005, the level of case loss reserve adequacy in the workers' compensation line of business was carefully monitored. Available evidence suggests that claims adjusters continued to establish case loss reserves at appropriate levels, and that the indicated adequacy of the individual case loss reserves at December 31, 2004 was maintained throughout 2005. Consequently, a portion of the workers' compensation bulk case reserve was re-allocated to various components of the loss and settlement expense reserve for the other liability line of business (IBNR, asbestos and settlement expense) and the remaining amount was eliminated at December 31, 2005. At December 31, 2005 and 2006, carried loss and settlement expense reserves were determined to be toward the high end of the range of actuarial indications.

One of the variables impacting the estimation of IBNR loss reserves is the assumption that the vast majority of future construction defect losses will continue to occur in those states in which most construction defect claims have historically arisen. Since the vast majority of these losses have been confined to a relatively small number of states, which is consistent with industry experience, there is no provision in the IBNR loss reserve for a significant spread of construction defect claims to other states. It is also assumed that various underwriting initiatives implemented in recent years will gradually mitigate the amount of construction defect losses experienced. These initiatives include exclusionary endorsements, increased care regarding additional insured endorsements, a general reduction in the amount of contractor business written relative to the total commercial lines book of business, and underwriting restrictions on the writing of residential contractors. The estimation of the Company's IBNR loss reserves also does not contemplate substantial losses from potential mass torts such as Methyl Tertiary Butyl Ether (a gasoline additive that reduces emissions, but causes pollution), tobacco, silicosis, cell phones and lead. Further, consistent with general industry practice, the IBNR loss reserve for all liability lines does not provide for any significant retroactive expansion of coverage through judicial interpretation. If these assumptions prove to be incorrect, ultimate paid amounts on emerged IBNR claims may differ substantially from the carried IBNR loss reserves.

As previously noted, the estimation of settlement expense reserves assumes a consistent claims department philosophy regarding the defense of lawsuits. If the Company should in the future take a more aggressive defense posture, defense costs would increase and it is likely that carried settlement expense reserves would be deficient. However, such a change in philosophy could be expected to reduce losses, generating some offsetting redundancy in the loss reserves.

The property and casualty insurance subsidiaries have exposure to environmental and asbestos claims arising primarily from the other liability line of business. This exposure is closely monitored by management, and the Company has established IBNR loss reserves to cover estimated ultimate losses. Currently, asbestos reserves are based on the results of an independent consultant's ground-up study of the Company's asbestos exposures that was completed in 2006. Environmental reserves are established in consideration of the implied three-year survival ratio (ratio of loss reserves to the three-year average of loss payments). Estimation of ultimate liabilities for these exposures is unusually difficult due to unresolved issues such as whether coverage exists, the definition of an occurrence, the determination of ultimate damages and the allocation of such damages to financially responsible parties. Therefore, any estimation of these liabilities is subject to greater than normal variation and uncertainty, and ultimate payments for losses and settlement expenses for these exposures may differ significantly from the carried reserves.

Reinsurance Segment

The reinsurance book of business is comprised of two major components. The first is Home Office Reinsurance Assumed Department ("HORAD"), which is the reinsurance business that is underwritten by Employers Mutual. The second is the MRB pool, which is a voluntary reinsurance pool in which Employers Mutual participates with other unaffiliated insurers.

The primary actuarial methods used to project ultimate policy year losses on the assumed reinsurance business are paid development, incurred development and Bornhuetter-Ferguson, a recognized actuarial methodology. The assumptions underlying the various projection methods include stability in the mix of business, consistent claims processing procedures, immaterial impact of loss cost trends on development patterns, consistent case loss reserving practices and appropriate Bornhuetter-Ferguson expected loss ratio selections.

For the HORAD component, Employers Mutual records the case and IBNR loss reserves reported by the ceding companies. Since many ceding companies in the HORAD book of business do not report IBNR loss reserves, Employers Mutual establishes a bulk IBNR loss reserve, which is based on an actuarial reserve analysis, to cover the lag in reporting. For MRB, Employers Mutual records the case and IBNR loss reserves reported to it by the management of the pool, along with a relatively small IBNR loss reserve to cover a one month reporting lag. To verify the adequacy of the reported reserves, an actuarial evaluation of MRB's reserves is performed at each year-end.

At December 31, 2006, the carried reserves for HORAD and MRB combined were in the upper quartile of the range of actuarial reserve indications. This selection reflects the fact that there are inherent uncertainties involved in establishing reserves for assumed reinsurance business. Such uncertainties include the fact that a reinsurance company generally has less knowledge than the ceding company about the underlying book of business and the ceding company's reserving practices. Because of these uncertainties, there is a risk that the reinsurance segment's reserves for losses and settlement expenses could prove to be inadequate, with a consequent adverse impact on the Company's future earnings and stockholders' equity.

At December 31, 2006, there was no backlog in the processing of assumed reinsurance information. Approximately $82,242,000, or 59 percent, of the reinsurance segment's carried reserves were reported by the ceding companies. Employers Mutual receives loss reserve and paid loss data from the ceding companies on individual excess-of-loss business. If a claim involves a single or small group of claimants, a summary of the loss and claim outlook is normally provided. Summarized data is provided for catastrophe claims and pro rata business, which is subject to closer review if inconsistencies are suspected.

Carried reserves established in addition to those reported by the ceding companies totaled approximately $56,280,000 at December 31, 2006. Since many ceding companies in the HORAD book of business do not report IBNR loss reserves, Employers Mutual establishes a bulk IBNR loss reserve to cover the lag in reporting. For the few ceding companies that do report IBNR loss reserves, Employers Mutual carries them as reported. These reported IBNR loss reserves are subtracted from the total IBNR loss reserve calculated by Employers Mutual's actuaries, with the difference carried as bulk IBNR loss reserves. Except for a small IBNR loss reserve established to cover a one-month lag in reporting, the MRB IBNR loss reserve is established by the management of MRB. Employers Mutual rarely records additional case loss reserves.

Assumed reinsurance losses tend to be reported later than direct losses. This lag is reflected in loss projection factors for assumed reinsurance that tend to be higher than for direct business. The result is that assumed reinsurance IBNR loss reserves as a percentage of total reserves tend to be higher than for direct loss reserves. IBNR loss reserves totaled $79,310,000 and $73,986,000 at December 31, 2006 and 2005, respectively, and accounted for approximately 57 percent and 55 percent, respectively, of the reinsurance segment's total loss and settlement expense reserves. IBNR loss reserves are, by nature, less precise than case loss reserves. A five percent change in IBNR loss reserves at December 31, 2006 would equate to $2,578,000 net of tax, which represents 4.8 percent of net income and 0.8 percent of stockholders' equity.

Following is a summary of the carried loss and settlement expense reserves for the reinsurance segment at December 31, 2006 and 2005.

Line of business	December 31, 2006			
	Case	IBNR	Settlement expense	Total
	($ in thousands)			
Pro rata reinsurance:				
Property and casualty	$ 3,251	$ 1,926	$ 253	$ 5,430
Property	9,847	13,118	181	23,146
Crop	2,916	15	54	2,985
Casualty	1,016	4,385	45	5,446
Marine/Aviation	7,228	6,151	82	13,461
Total pro rata reinsurance	24,258	25,595	615	50,468
Excess-of-loss reinsurance:				
Property	11,979	16,078	641	28,698
Casualty	19,483	37,144	1,294	57,921
Surety	1,094	493	17	1,604
Total excess-of-loss reinsurance	32,556	53,715	1,952	88,223
Total reinsurance segment	$ 56,814	$ 79,310	$ 2,567	$ 138,691

Line of business	December 31, 2005			
	Case	IBNR	Settlement expense	Total
	($ in thousands)			
Pro rata reinsurance:				
Property and casualty	$ 3,991	$ 2,604	$ 327	$ 6,922
Property	7,411	7,151	355	14,917
Crop	1,194	33	59	1,286
Casualty	1,847	3,400	212	5,459
Marine/Aviation	8,493	6,928	609	16,030
Total pro rata reinsurance	22,936	20,116	1,562	44,614
Excess-of-loss reinsurance:				
Property	13,100	16,291	813	30,204
Casualty	19,076	36,900	1,891	57,867
Surety	1,293	679	52	2,024
Total excess-of-loss reinsurance	33,469	53,870	2,756	90,095
Total reinsurance segment	$ 56,405	$ 73,986	$ 4,318	$ 134,709

Among the assumptions implicit in methodologies utilized to establish reserves for the reinsurance segment are stability in the mix of business, consistent claims processing procedures, immaterial impact of loss cost trends on development patterns, consistent case loss reserving practices and appropriate Bornhuetter-Ferguson expected loss ratio selections. The tables below display the impact on the Company's results of operations from (1) a five percent variance in case loss reserve adequacy from the level anticipated in the incurred loss projection factors, (2) a one percent variance in the implicit annual claims inflation rate, (3) a five percent variance in IBNR losses as a percentage of reported incurred losses (due, for example, to changes in mix of business or claims processing procedures) and (4) a five percent variance in the expected loss ratios used with the Bornhuetter-Ferguson method. In other words, under each scenario, future loss and settlement expense payments would be expected to vary from actuarial reserve estimates by the amounts shown below. These variances in future loss and settlement expense payments could occur in one year or over multiple years. Variances in future loss and settlement payments would also affect the Company's financial position in that the Company's equity would be impacted by an amount equivalent to the change in net income. Variances of this type would typically be recognized in loss and settlement expense reserves and, accordingly, would not have a material effect on liquidity because the claims have not been paid. Such variances are considered reasonably likely based on the range of actuarial indications developed during the analysis of the reinsurance segment's carried reserves.

The after-tax impact on the Company's earnings under each scenario is as follows:

	Reinsurance segment	
	MRB	HORAD
	($ in thousands)	
(1) Five percent variance in case loss reserve adequacy from the level anticipated in the incurred loss projection factors	$ (879) to $ 795	$(2,201) to $1,992
(2) One percent variance in the implicit annual claims inflation rate	(1,426) to 1,222	(2,129) to 1,959
(3) Five percent variance in IBNR losses from the level anticipated in the loss projection factors	(495) to 495	(1,658) to 1,658
(4) Five percent variance in the expected loss ratios used with the Bornhuetter-Ferguson method	(550) to 550	(1,764) to 1,764

To ensure the accuracy and completeness of the information received from the ceding companies, Employers Mutual's actuarial department carefully reviews the latest five HORAD policy years on a quarterly basis, and all policy years on an annual basis. Any significant unexplained departures from historical reporting patterns are brought to the attention of the reinsurance department's staff, who contact the ceding company or broker for clarification.

Employers Mutual's actuarial department annually reviews the MRB reserves for reasonableness. These analyses use a variety of actuarial techniques, which are applied at a line-of-business level. MRB staff supplies the reserve analysis data, which is verified for accuracy by Employers Mutual's actuaries. This review process is replicated by certain other MRB member companies, using actuarial techniques they deem appropriate. Based on these reviews, Employers Mutual and the other MRB member companies have consistently found the MRB reserves to be appropriate.

For the HORAD book of business, paid and incurred loss development patterns for relatively short-tail lines of business (property and marine) are based on data reported by the ceding companies. Employers Mutual has determined that there is sufficient volume and stability in the reported losses to base projections of ultimate losses on these patterns. For longer tail lines of business (casualty), industry incurred development patterns are referenced due to the instability of development patterns based on reported historical losses.

For long-tail lines of business, unreliable estimates of unreported losses can result from the application of loss projection factors to reported losses. To some extent, this is also true for short-tail lines of business in the early stages of a policy year's development. Therefore, in addition to loss-based projections, Employers Mutual generates estimates of unreported losses based on premiums earned. The latter estimates are sometimes more stable and reliable than projections based on losses.

Disputes with ceding companies do not occur often. Employers Mutual performs claims audits and encourages prompt reporting of reinsurance claims. Employers Mutual also reviews claim reports for accuracy, completeness and adequate reserving. Most reinsurance contracts contain arbitration clauses to resolve disputes, but such disputes are generally resolved without arbitration due to the long-term and ongoing relationships that exist with those companies. There were no matters in dispute at December 31, 2006.

Toxic tort (primarily asbestos), environmental and other uncertain exposures (property and casualty insurance segment and reinsurance segment)

Toxic tort claims include those claims where the claimant seeks compensation for harm allegedly caused by exposure to a toxic substance or a substance that increases the risk of contracting a serious disease, such as cancer. Typically the injury is caused by latent effects of direct or indirect exposure to a substance or combination of substances through absorption, contact, ingestion, inhalation, implantation or injection. Examples of toxic tort claims include injuries arising out of exposure to asbestos, silica, mold, drugs, carbon monoxide, chemicals and lead.

Since 1989, the Company has included an asbestos exclusion in liability policies issued for most lines of business. The exclusion prohibits liability coverage for "bodily injury", "personal injury" or "property damage" (including any associated clean-up obligations) arising out of the installation, existence, removal or disposal of asbestos or any substance containing asbestos fibers. Therefore, the Company's current asbestos exposures are primarily limited to commercial policies issued prior to 1989. At present, the Company is defending approximately 600 asbestos bodily injury lawsuits, some of which involve multiple plaintiffs. Most of these defenses are subject to express reservation of rights based upon the lack of an injury within the Company's policy periods, because many asbestos lawsuits do not specifically allege dates of asbestos exposure or dates of injury. The Company's policyholders that have been named as defendants in these asbestos lawsuits are peripheral defendants who have had little or no exposure and are routinely dismissed from asbestos litigation with nominal, or no, payment (i.e., small contractors, insulators, electrical welding supply, furnace manufacturers, gasket, and building supply companies).

During 2003, as a direct result of proposed federal legislation in the areas of asbestos and class action reform, the Company was presented with several hundred additional lawsuits filed against three former policyholders representing approximately 66,500 claims related to exposure to asbestos or products containing asbestos. These claims are based upon nonspecific asbestos exposure and nonspecific injuries. As a result, management did not establish a significant amount of case loss reserves associated with these claims. The vast majority of the 66,500 claims were multi-plaintiff suits filed in Mississippi. During 2006 the Company received notice that another former insured was a named defendant in approximately 33,000 claims nationwide. At the end of 2006 approximately 58,000 asbestos cases remain pending including approximately 22,000 of the original filings. While the projected expense of handling these lawsuits is higher than what the Company has averaged in the past, it is not proportional to the number of plaintiffs, and is mitigated to some extent through cost sharing agreements reached with other insurance companies. The Company believes its settlement expense reserve adequately provides for these projected expenses.

During 2006 several of the multiple plaintiff lawsuits (including the vast majority of those associated with one former policyholder) were either voluntarily dismissed or dismissed during motion practice. Minimal expense payments have been made to date on the lawsuits related to the other two former policyholders, and no payments have been made for either defense or indemnity. Four former policyholders and one current policyholder dominate the Company's asbestos claims. To date, actual losses paid have been minimal due to the plaintiffs' failure to identify an exposure to any asbestos-containing product associated with the Company's policyholders. Defense costs, on the other hand, have increased due to the large number of parties involved in the litigation and the length of time required to obtain a favorable judgment. Whenever possible, the Company has participated in cost sharing agreements with other insurance companies to reduce overall asbestos claim expenses.

Proposed federal asbestos legislation initially introduced in 2004 was defeated once again in 2006. While this legislation was being debated, asbestos plaintiffs' attorneys began pleading "silica" and "pneumoconiosis dust" exposure for new clients, as well as former asbestos plaintiffs. The Company is defending approximately 75 such claims in Texas and Mississippi jurisdictions, some of which involve multiple plaintiffs. The plaintiffs allege employment exposure to "airborne respirable silica dust," causing "serious and permanent lung injuries" (i.e., silicosis). Silicosis injuries are identified in the upper lobes of the lungs, while asbestos injuries are localized in the lower lobes.

The plaintiffs in the silicosis lawsuits are sandblasters, gravel and concrete workers, ceramic workers and road construction workers. All of these lawsuits are subject to express reservation of rights based upon the lack of an injury within the Company's policy periods because many silica lawsuits, like asbestos lawsuits, do not specifically allege dates of exposure or dates of injury. The Company's policyholders (a refractory product manufacturer, small local concrete and gravel companies and a concrete cutting machine manufacturer) that have been named as defendants in these silica lawsuits have had little or no exposure and are routinely dismissed from silica litigation with nominal, or no, payment. While the expense of handling these lawsuits is high, it is not proportional to the number of plaintiffs, and is mitigated to some extent through cost sharing agreements reached with other insurance companies.

In 2004, the Company developed, filed and attached a "pneumoconiosis dust" exclusion to its commercial lines liability policies in the majority of jurisdictions where such action was warranted. This exclusion precludes liability coverage for "any injury, damage, expense, cost, loss, liability, defense or legal obligation arising out of, resulting from, or in any way related to, in whole or in part, "mixed dust" pneumoconiosis, pleural plaques, pleural effusion, mesothelioma, lung cancer, emphysema, bronchitis, tuberculosis or pleural thickening, or other pneumoconiosis-related ailments such as arthritis, cancer (other than lung), lupus, heart, kidney or gallbladder disease. "Mixed dust" is defined as dust, or a mixture of dusts, composed of one or more of the following: asbestos, silica, fiberglass, iron, tin, coal, cement, cadminium, carbon, mica, cobalt, barium, tungsten, kaolin, graphite, clay, ceramic, talc, vitallium, beryllium, zinc, cotton, hemp, flax or grain. It is anticipated that this mixed dust exclusion will further limit the Company's exposure in silica claims, and may be broad enough to limit exposure in other dust claims.

In Texas, where the Company has a considerable amount of asbestos and silica claims, the Texas Senate has passed a measure that proposes to reduce the number of claims, while protecting the rights of the afflicted. Senate Bill 15 addresses a number of problems associated with asbestos and silica litigation. The bill requires that persons first be diagnosed with asbestos or silica related impairments. It also stipulates that bundling or grouping various asbestos or silica related claims into a single trial will not be permitted, unless agreed to by the parties. Furthermore, these cases are being transferred to a state multi-district litigation court (MDL) for screening.

The Supreme Courts in both Mississippi and Michigan, two states where the Company has a considerable number of pending asbestos cases, have issued favorable decisions regarding out-of-state plaintiffs in mass tort litigation and case bundling, respectively.

The Company's environmental claims are defined as 1) claims for bodily injury, personal injury, property damage, loss of use of property, diminution of property value, etc., allegedly due to contamination of air, and/or contamination of surface soil or surface water, and/or contamination of ground water, aquifers, wells, etc.; or 2) any/all claims for remediation or clean up of hazardous waste sites by the United States Environmental Protection Agency, or similar state and local environmental or government agencies, usually presented in conjunction with federal or local clean up statutes (i.e., CERCLA, RCRA, etc.).

Examples include, but are not limited to: chemical waste; hazardous waste treatment, storage and/or disposal facilities; industrial waste disposal facilities; landfills; superfund sites; toxic waste spills; and underground storage tanks. Widespread use of pollution exclusions since 1970 in virtually all lines of business, except personal lines, has resulted in limited exposure to environmental claims. Absolute pollution exclusions have been used since the 1980's; however, the courts in the State of Indiana have ruled that the absolute pollution exclusion is ambiguous.

The Company's exposure to environmental claims is comprised of losses with accident years preceding the 1980s, current losses involving petroleum haulers, lead contamination claims, and soil and groundwater contamination claims in the State of Indiana. The pre-1980's exposures include municipality exposures for closed landfills, small commercial businesses involved with disposing waste at landfills, leaking underground storage tanks and contamination from dry cleaning operations. Claims from petroleum haulers are generally caused by overturned commercial vehicles and overfills at commercial and residential properties.

In 2004, the Company was presented with eight contamination claims filed against four of its petroleum marketers in Iowa and Indiana. These claims arise out of alleged contamination of municipal public water systems by the gasoline additive Methyl Tertiary Butyl Ether ("MTBE"). All MTBE lawsuits initiated in the states of California, Connecticut, Florida, Indiana, Iowa, Massachusetts, New Hampshire, New Jersey and New York were moved to their respective federal courts and were then transferred to the United States District Court for the Southern District of New York, where they were consolidated under the caption, In re: Methyl Tertiary Butyl Ether ("MTBE") Products Liability Litigation. The Company is defending these claims under commercial auto policies which afford broadened pollution liability coverage for overfills. These claims are subject to express reservations of rights based upon the lack of property damage within the policy periods, because these lawsuits do not specifically allege dates of property damage or contamination, or any contamination that is the result of an overfill.

The Company's exposure to asbestos and environmental claims through assumed reinsurance is very limited due to the fact that the Company's reinsurance subsidiary entered into the reinsurance marketplace in the early 1980's, after much attention had already been brought to these issues. The Company commuted one reinsurance contract during the first quarter of 2003 that had some asbestos and environmental reserves associated with it.

At December 31, 2006, the Company carried asbestos and environmental reserves for direct insurance and assumed reinsurance business totaling $7,288,000, which represents 1.3 percent of total loss and settlement expense reserves. The asbestos and environmental reserves include $1,367,000 of case loss reserves, $4,185,000 of IBNR loss reserves and $1,736,000 of bulk settlement expense reserves.

The Company's non-asbestos direct product liability claims are considered to be highly uncertain exposures due to the many uncertainties inherent in determining the loss and the significant periods of time that can elapse between the occurrence of the loss and the ultimate settlement of the claim. The majority of the Company's product liability claims arise from small to medium-sized manufacturers, contractors, petroleum distributors, and mobile home and auto dealerships. No specific claim trends are evident from the Company's manufacturer policies, as the claims activity on these policies is generally isolated and can be severe. Specific product liability coverage is provided to the Company's mobile home and auto dealership policyholders, and the claims from these policies tend to be relatively small. Certain construction defect claims are also reported under product liability coverage. During 2006, 44 of these claims were reported to the Company.

The Company's assumed casualty excess reinsurance business is also considered a highly uncertain exposure due to the significant periods of time that can elapse during the settlement of the underlying claims and the fact that a reinsurance company generally has less knowledge than the ceding company about the underlying book of business and the ceding company's reserving practices. The Company attempts to account for this uncertainty by establishing bulk IBNR loss reserves, using conservative assumed treaty limits and, to a much lesser extent, booking of individual treaty IBNR loss reserves (if reported by the ceding company) or establishing additional case loss reserves if the reported case loss reserves appear inadequate on an individual claim. While Employers Mutual is predominantly a property reinsurer, it does write casualty excess business oriented mainly towards shorter tail casualty lines of coverage. Employers Mutual avoids reinsuring large company working layer casualty risks, and does not write risks with heavy product liability exposures, risks with obvious latent injury manifestation, medical malpractice, and "for profit" Directors and Officers coverage. A small amount of casualty excess business on large companies is written, but generally on a "clash" basis only (layers above the limits written for any individual policyholder).

The Company has exposure to construction defect claims arising from general liability policies issued to contractors. Most of the Company's construction defect claims are concentrated in a limited number of states, and the Company has taken steps to mitigate this exposure. Construction defect is a highly uncertain exposure due to such issues as whether coverage exists, definition of an occurrence, determination of ultimate damages, and allocation of such damages to financially responsible parties. The Company has recently implemented additional coding to identify and monitor construction defect claims. Newly reported construction defect claims numbered 410, 394, and 685 in 2006, 2005, and 2004, respectively, and produced incurred losses and paid settlement expenses of approximately $3,315,000, $3,515,000, and $2,498,000 in each respective period. Incurred losses and paid settlement expenses on all construction defect claims totaled approximately $4,352,000 in 2006. At December 31, 2006, the Company carried case loss reserves of approximately $6,389,000 on 657 open construction defect claims.

Following is a summary of loss and settlement expense reserves and payments associated with asbestos, environmental, products liability and casualty excess reinsurance exposures for 2006, 2005 and 2004:

	Property and casualty insurance segment			Reinsurance segment		
($ in thousands)	Case	IBNR	Settlement expense	Case	IBNR	Settlement expense
Reserves at 12/31/06						
Asbestos	$ 1,120	$ 2,073	$ 1,367	$ 123	$ 500	$ -
Environmental	30	969	370	95	643	-
Products[1]	6,236	5,004	7,784	-	-	-
Casualty excess[2]	-	-	-	19,418	37,144	1,301
Reserves at 12/31/05						
Asbestos	$ 1,508	$ 1,408	$ 1,162	$ 127	$ 474	$ -
Environmental	117	974	387	67	671	-
Products[1]	6,381	4,594	9,556	-	-	-
Casualty excess[2]	-	-	-	19,076	36,901	1,899
Reserves at 12/31/04						
Asbestos	$ 1,395	$ 837	$ 651	$ 153	$ 515	$ -
Environmental	30	807	311	84	677	-
Products[1]	6,491	3,056	6,861	-	-	-
Casualty excess[2]	-	-	-	16,436	31,049	1,724
Paid during 2006						
Asbestos	$ 99		$ 326	$ 18		$ 1
Environmental	57		21	1		-
Products[1]	1,820		1,698	-		-
Casualty excess[2]	-		-	5,034		830
Paid during 2005						
Asbestos	$ 159		$ 305	$ 66		$ -
Environmental	-		6	23		-
Products[1]	3,016		2,913	-		-
Casualty excess[2]	-		-	6,283		770
Paid during 2004						
Asbestos	$ 47		$ 141	$ 64		$ -
Environmental	11		11	40		-
Products[1]	1,079		1,401	-		-
Casualty excess[2]	-		-	7,911		916

[1] Products includes the portion of asbestos and environmental claims reported that are non-premises/operations claims.
[2] Casualty excess includes the asbestos and environmental claims reported above.

Following is a summary of the claim activity associated with asbestos, environmental and products liability exposures for 2006, 2005 and 2004:

	Asbestos	Environmental	Products
Open claims, 12/31/06	57,569	10	1,150
Reported in 2006	33,145	1	189
Disposed of in 2006	34,176	2	313
Open claims, 12/31/05	58,600	11	1,274
Reported in 2005	925	10	494
Disposed of in 2005	579	5	941
Open claims, 12/31/04	58,254	6	1,721
Reported in 2004	2,151	2	295
Disposed of in 2004	10,993	3	358

Variability of loss and settlement expense reserves

The Company does not determine a range of estimates for all components of the loss and settlement expense reserves at the time those reserves are established. At each year-end, however, an actuarially determined range of estimates is developed for the major components of the loss and settlement expense reserves. All reserves are reviewed, except for the involuntary workers' compensation pools, for which reliance is placed on a reserve opinion received from the National Council on Compensation Insurance certifying the reasonableness of those reserves. Shown below are the actuarially determined ranges of reserve estimates as of December 31, 2006, along with the net carried reserves. The last two columns display the estimated after-tax impact on earnings if the reserves were moved to the high end-point or low end-point of the ranges.

	Range of reserve estimates			After-tax impact on earnings	
($ in thousands)	High	Low	Carried	Reserves at high	Reserves at low
Property and casualty insurance segment	$ 381,325	$ 327,114	$ 376,053	$ (3,427)	$ 31,810
Reinsurance segment	139,668	111,680	138,522	(745)	17,447
	$ 520,993	$ 438,794	$ 514,575	$ (4,172)	$ 49,257

For the property and casualty insurance segment, total carried reserves for direct business equal the individual case loss reserves established primarily by the claims adjusters in the sixteen branch offices, with assistance of the home office claims department, plus IBNR loss reserves and settlement expense reserves established by home office management. The precise location of total carried reserves within the actuarial range is unknown at the time reserves are established because the final actuarial evaluation of reserve adequacy is conducted after the establishment of the reserves. However, IBNR and settlement expense reserves are carried at levels near the midpoint of preliminary actuarial ranges. The fact that carried property and casualty insurance segment reserves at December 31, 2006 were in the upper quarter of the range of actuarial estimates is attributable primarily to the estimated adequacy of the individual case loss reserves, and not to the existence of a specific targeted total reserve adequacy level.

As previously noted, assumed reinsurance business carries a higher risk of volatility and uncertainty which, in management's opinion, warrants a higher degree of conservatism. Therefore, management's objective is to carry reinsurance segment reserves in the upper quarter of the range of actuarial reserve estimates.

Changes in loss and settlement expense reserve estimates of prior periods

Loss and settlement expense reserves are estimates at a given time of what an insurer expects to pay on incurred losses, based on facts and circumstances then known. During the loss settlement period, which may be many years, additional facts regarding individual claims become known, and accordingly, it often becomes necessary to refine and adjust the estimates of liability. Such changes in reserves for losses and settlement expenses are reflected in operating results in the year such changes are recorded.

During the years ended December 31, 2006 and 2005, the Company experienced favorable development in the provision for insured events of prior years, compared to adverse development during the year ended December 31, 2004. The majority of the adverse development experienced in 2004 came from the property and casualty insurance segment and occurred in the workers' compensation and other liability lines of business. Following are the significant issues and trends that were identified as contributors to this adverse development.

Workers' compensation claim severity increased significantly, with the projected ultimate average claim amount increasing approximately 72 percent over the five year period ending in 2004. An increase of this magnitude made the establishment of adequate case loss reserves challenging. A review of claim data indicated that claims adjusters had underestimated medical costs and the length of time injured workers were away from work. In addition, partial disability benefits had been underestimated or unanticipated. Large increases in drug costs and the availability and utilization of new and costly medical procedures contributed to the rapidly escalating medical costs.

Construction defect claims arising from general liability policies issued to contractors also contributed to adverse reserve development. States with significant construction defect losses included Alabama, Arizona, California, Colorado, Nevada and Texas.

Large umbrella claims contributed to the adverse development experienced in the other liability line of business. Also contributing to overall umbrella reserve development was an increase in claims arising from underlying general liability policies.

Legal expenses for the other liability line of business increased rapidly over the three years ending in 2004, with defense costs increasing at an average rate of approximately 14 percent per year. This increase in legal expenses occurred despite a reduction in the number of new lawsuits.

In response to an indicated deficiency in case loss reserves at December 31, 2003, the home office claims department in early 2004 instructed each of the 16 branch offices to review and carefully re-evaluate all claim reserves for adequacy. As a result of these reviews, case loss reserves were strengthened in both the second and third quarters of 2004. However, during the required fourth quarter inventory and review process, the branch offices further strengthened their case loss reserves, generating a significant amount of adverse development.

Deferred policy acquisition costs and related amortization

Acquisition costs consisting of commissions, premiums taxes and other underwriting expenses that vary with, and are directly related to, the production of business are deferred and amortized as premium revenue is recognized. This adjustment is necessary because statutory accounting principles require that expenses incurred in the production of insurance business be expensed immediately, while premium revenue is recognized ratably over the terms of the underlying insurance policies.

Deferred policy acquisition costs and related amortization are calculated separately for the property and casualty insurance segment and the reinsurance segment. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to the estimated realizable value, which gives effect to the premium to be earned, related investment income, losses and settlement expenses and certain other costs expected to be incurred as the premium is earned. Deferred policy acquisition costs were not subject to limitation at December 31, 2006, and management does not anticipate future limitations to be likely due to the current adequacy of premium rates in both the insurance and reinsurance marketplaces.

Deferred income taxes

The realization of the deferred income tax asset is based upon projections indicating that a sufficient amount of future taxable income will be earned to utilize the tax deductions that will reverse in the future. These projections are based on the Company's history of producing significant amounts of taxable income, the current premium rate environment for both the property and casualty insurance segment and the reinsurance segment and loss and expense control initiatives that have been implemented in recent years. In addition, management has formulated tax-planning strategies that could be implemented to generate taxable income if needed. Should the projected taxable income and tax planning strategies not provide sufficient taxable income to recover the deferred tax asset, a valuation allowance would be required.

Benefit Plans

Employers Mutual sponsors two pension plans, including a defined benefit retirement plan (pension) and a supplemental retirement plan; and two postretirement benefit plans that provide retiree healthcare and life insurance coverage. Although the Company has no employees of its own, it is responsible for its share of the expenses and related prepaid assets and liabilities of these plans, as determined under the terms of the pooling agreement and the cost allocation methodologies applicable to its subsidiaries that do not participate in the pooling agreement.

The pension and postretirement benefit costs, as well as the prepaid assets and liabilities of these plans, are determined by actuarial valuations. Inherent in these valuations are key assumptions regarding the discount rate, the expected long-term rate of return on plan assets, the rate of future compensation increases (pension plans only); and the health care cost trend rate (healthcare postretirement plan only). The assumptions used in the actuarial valuations are updated annually. Material changes in the pension and postretirement benefit costs may occur in the future due to changes in these assumptions or changes in other factors, such as the number of plan participants, the level of benefits provided, asset levels and applicable legislation or regulations.

The discount rate utilized in the valuations is based on an analysis of the total rate of return that could be generated by a hypothetical portfolio of high-quality bonds created to generate cash flows that match the plans' expected benefit payments. The discount rate produced by this analysis is compared to interest rates of applicable published indices for reasonableness. The discount rates used in the pension and postretirement benefit valuations at December 31, 2006, 2005 and 2004 were 5.75 percent, 5.75 percent and 6.00 percent, respectively. A 0.25 percentage point decrease in the discount rate used in the 2006 valuation would increase the Company's share of the pension and postretirement benefit net periodic cost for 2007 by approximately $54,000. Conversely, a 0.25 percentage point increase in the 2006 discount rate would decrease the Company's share of the pension and postretirement benefit net periodic cost for 2007 by approximately $51,000.

The expected long-term rate of return on plan assets is developed considering actual historical results, current and expected market conditions, the mix of plan assets and investment strategy. The expected long-term rate of return on plan assets produced by this analysis and used in the pension valuations at December 31, 2006, 2005 and 2004 was 7.50 percent. The expected long-term rate of return on plan assets used in the postretirement benefit valuations was 6.00 percent at December 31, 2006 and 5.00 percent at December 31, 2005 and 2004. The actual rate of return earned on plan assets during 2006 was approximately 15.0 percent for the pension plan and 8.9 percent for the postretirement benefit plans. The expected long-term rate of return assumption is subject to the general movement of the economy, but is generally less volatile than the discount rate assumption. A decrease in the expected long-term rate of return assumption increases future expenses, whereas an increase in the assumption reduces future expenses. A 0.25 percentage point change in the 2006 expected long-term rate of return assumption would change the Company's pension and postretirement benefit costs for 2007 by $153,000. For detailed information regarding the current allocation of assets within the pension and postretirement benefit plans, see note 11 of Notes to Consolidated Financial Statements.

The health care cost trend rate assumption represents the anticipated change in the cost of health care benefits due to factors outside of the plan. These factors include health care inflation, changes in health care utilization and delivery patterns, technological advances, and the status of the health of the plan participants. The health care cost trend rate assumption is based on published information and general economic conditions. The health care cost trend rate assumption for 2006 was 11 percent, and is assumed to decrease gradually to 5 percent in 2012 and remain at that level thereafter.

In accordance with GAAP, actuarial gains/losses contained in the valuations that result from (1) actual experience that differs from that assumed, or (2) a change in actuarial assumptions, is accumulated and, if in excess of a specified corridor, amortized to expense over future periods. As of December 31, 2006, both the pension and postretirement benefit plans had accumulated actuarial losses resulting from both experience and assumption changes; however, the accumulated actuarial losses contained in the postretirement benefit plans was not in excess of the corridor and thus will not be amortized to expense in 2007. The Company's share of the accumulated actuarial losses associated with the pension plans that will be amortized to expense during 2007 amounted to $61,000.

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." SFAS 158 requires recognition of the funded status of defined benefit retirement or other postretirement plans as a net asset or liability on the balance sheet, the recognition of future changes in the funded status through other comprehensive income, the measurement of the defined benefit plan assets and obligations as of the end of the employer's fiscal year and enhanced disclosure. The initial recognition of the funded status is reflected as an adjustment to the ending balance of accumulated other comprehensive income. SFAS 158 does not change the method of calculating net periodic cost that existed under previous guidance. SFAS 158 became effective for the Company on December 31, 2006, except for the requirement to measure assets and obligations as of the end of the Company's fiscal year, which will be effective at December 31, 2008. Upon adoption of SFAS No. 158, the Company recorded additional employee retirement plan liabilities of $2,903,000, a reduction in the defined benefit retirement plan prepaid asset of $3,829,000, an additional deferred income tax asset of $2,356,000, and a reduction to accumulated other comprehensive income of $4,376,000.

RESULTS OF OPERATIONS

Segment information and consolidated net income for the three years ended December 31, 2006 are as follows:

($ in thousands)	2006	2005	2004
	Year ended December 31,		
Property and casualty insurance			
Premiums earned	$ 318,416	$ 321,165	$ 250,035
Losses and settlement expenses	178,305	197,900	196,460
Acquisition and other expenses	117,710	114,080	85,837
Underwriting gain (loss)	$ 22,401	$ 9,185	$ (32,262)
Loss and settlement expense ratio	56.0%	61.6%	78.6%
Acquisition expense ratio	37.0%	35.5%	34.3%
Combined ratio	93.0%	97.1%	112.9%
Losses and settlement expenses:			
Insured events of current year	$ 210,560	$ 212,708	$ 172,722
Increase (decrease) in provision for insured events of prior years	(32,255)	(14,808)	23,738
Total losses and settlement expenses	$ 178,305	$ 197,900	$ 196,460
Catastrophe and storm losses	$ 14,313	$ 18,967	$ 13,481

($ in thousands)	2006	2005	2004
	Year ended December 31,		
Reinsurance			
Premiums earned	$ 73,199	$ 94,460	$ 95,444
Losses and settlement expenses	50,148	60,026	53,346
Acquisition and other expenses	17,538	25,921	26,870
Underwriting gain	$ 5,513	$ 8,513	$ 15,228
Loss and settlement expense ratio	68.5%	63.5%	55.9%
Acquisition expense ratio	24.0%	27.5%	28.1%
Combined ratio	92.5%	91.0%	84.0%
Losses and settlement expenses:			
Insured events of current year	$ 59,809	$ 60,626	$ 56,946
Decrease in provision for insured events of prior years	(9,661)	(600)	(3,600)
Total losses and settlement expenses	$ 50,148	$ 60,026	$ 53,346
Catastrophe and storm losses	$ 322	$ 5,415	$ 5,011

($ in thousands)	Year ended December 31, 2006	2005	2004
Consolidated			
REVENUES			
Premiums earned	$ 391,615	$ 415,625	$ 345,479
Net investment income	46,692	40,696	29,900
Realized investment gains	4,252	3,834	4,379
Other income	527	657	601
	443,086	460,812	380,359
LOSSES AND EXPENSES			
Losses and settlement expenses	228,453	257,926	249,806
Acquisition and other expenses	135,248	140,001	112,707
Interest expense	1,112	1,112	1,112
Other expense	1,908	1,663	1,163
	366,721	400,702	364,788
Income before income tax expense	76,365	60,110	15,571
Income tax expense	22,818	17,101	2,386
Net income	$ 53,547	$ 43,009	$ 13,185
Net income per share	$ 3.91	$ 3.16	$ 1.10
Loss and settlement expense ratio	58.3%	62.1%	72.3%
Acquisition expense ratio	34.6%	33.6%	32.6%
Combined ratio	92.9%	95.7%	104.9%
Losses and settlement expenses:			
Insured events of current year	$ 270,369	$ 273,334	$ 229,668
Increase (decrease) in provision for insured events of prior years	(41,916)	(15,408)	20,138
Total losses and settlement expenses	$ 228,453	$ 257,926	$ 249,806
Catastrophe and storm losses	$ 14,635	$ 24,382	$ 18,492

Year ended December 31, 2006 compared to year ended December 31, 2005

The Company reported record net income of $53,547,000 ($3.91 per share) in 2006, an increase of 24.5 percent from the prior record of $43,009,000 ($3.16 per share) reported in 2005. This large increase is attributed to improved underwriting results and, to a lesser extent, an increase in investment income. In 2006, the Company reported an underwriting profit of $27,914,000, compared to $17,698,000 in 2005. This increase in underwriting profit was generated by a significant increase in the amount of favorable development experienced on prior years' reserves, and a decline in catastrophe and storm losses from hurricane plagued 2005; however, current accident-year underwriting results deteriorated moderately in 2006 as a result of declining premium rates. On a segment basis, underwriting gain increased significantly in the property and casualty insurance segment, but declined in the reinsurance segment. The increase in investment income is primarily attributed to the fact that $107,801,000 in cash received from Employers Mutual in the first quarter of 2005 in connection with the change in pool participation was fully invested throughout 2006.

Premium income

Premiums earned decreased 5.8 percent to $391,615,000 in 2006 from $415,625,000 in 2005. This decrease is primarily attributed to the reinsurance segment and is associated with, most notably, Employers Mutual's reduced participation in the MRB pool and the revised terms of the quota share agreement; however, the property and casualty insurance segment also experienced a slight decline in premiums earned. On an overall basis, premium rate competition increased moderately in the property and casualty insurance marketplace during 2006, resulting in an approximate 3.7 percent reduction in premium rate levels. For comparative purposes, premium rate levels declined approximate 0.9 percent in 2005. Market conditions are expected to remain competitive in 2007, which will likely result in further rate reductions.

Premiums earned for the property and casualty insurance segment decreased 0.9 percent to $318,416,000 in 2006 from $321,165,000 in 2005. This decrease reflects (1) a moderate decline in implemented premium rates, (2) increased use of discretionary credits, (3) a reduction in policy count, (4) a decline in mandatory premiums assumed from the National Workers' Compensation Reinsurance Pool and (5) an increase in the cost of the Company's outside reinsurance coverage (which in 2005 included $1,302,000 of additional premiums used to reinstate the pool's catastrophe reinsurance protection after the occurrence of Hurricanes Katrina and Rita). Recent initiatives to develop new business are beginning to produce results, as evidenced by a small increase in premiums earned during the fourth quarter of 2006 over both the third quarter of 2006 and the fourth quarter of 2005. Due to the timing of policy renewals and the earning of premiums ratably over the terms of the underlying policies, the full effect of the recent premium rate reductions is not reflected in premiums earned. Premium rates are still considered adequate in most lines of business and in most territories, but the impact of the recent premium rate reductions will continue to increase. Management is attempting to address the loss of policy count through various measures, including programs geared towards small businesses and enhanced automation to make it easier and more efficient for agents to do business with the Company. There were signs of progress toward this objective during 2006 as new-business policy counts increased, retention rates remained high, and the rate of decline in total policy count slowed. During 2006, commercial lines new-business premium increased 20.2 percent and personal lines new-business premium increased 13.3 percent; however, it should be noted that commercial lines new-business premium was relatively low in 2005 and the large increase reported for 2006 is therefore somewhat misleading and should be considered in context. Overall policy retention was up slightly to 86.4 percent in commercial lines, 84.4 percent for personal property and 86.5 percent for personal auto. In light of current rate levels and the quality of the Company's book of business, management is actively pursuing opportunities to write new business, but continues to stress profitable growth.

Premiums written for the property and casualty insurance segment decreased 8.7 percent to $319,984,000 in 2006 from $350,646,000 in 2005. This large decrease reflects a $29,631,000 portfolio adjustment that was recorded in the first quarter of 2005 in connection with the segment's increased participation in the pooling agreement. Excluding this portfolio adjustment, premiums written declined 0.3 percent in 2006.

Premiums earned for the reinsurance segment decreased 22.5 percent to $73,199,000 in 2006 from $94,460,000 in 2005. This decrease is primarily attributed to a decline in MRB premiums and the revised terms of the quota share agreement; however, premium income was also negatively impacted by the loss of a Lloyd's of London marine syndicate account and a decline in reinstatement premium income. The decline in MRB premiums is primarily due to the addition of two new assuming companies to the pool (an increase from three in 2005 to five in 2006), but also reflects a reduction in the amount of business produced by MRB. In total, MRB premiums earned declined by $15,567,000 in 2006. In conjunction with Employers Mutual's reduced participation in the MRB pool, the reinsurance subsidiary recorded a negative $3,440,000 portfolio adjustment in its premiums written, which serves as an offset to the decline in the unearned premium reserve. Including this adjustment, MRB premiums written declined by $19,052,000 in 2006. Also contributing to the decline in premiums earned was a $1,554,000 decrease in the estimate of earned but not reported (EBNR) premiums (primarily due to MRB), compared to an increase in this estimate of $165,000 during 2005. The reinsurance segment recognized approximately $1,588,000 of reinstatement premium income during 2006, compared to approximately $2,474,000 during 2005 ($1,500,000 of which was attributed to Hurricane Katrina). During the January 2007 renewal period, overall premium rate levels remained relatively flat. Premium rates on accounts with 2006 catastrophe losses increased slightly, as did coastal accounts without Hurricane Katrina losses, reflecting a "catch-up" adjustment to the rates implemented during the July 2006 renewal period (accounts renewing in July, particularly domestic accounts with substantial Hurricane Katrina losses, experienced greater pricing increases than those renewing in January 2006). Due to competitive market conditions, a few new accounts were added and a small number of existing accounts were lost during the January 2007 renewal period.

In accordance with the revised terms of the quota share agreement, Employers Mutual retained 10.5 percent of the assumed premiums written subject to cession to the reinsurance subsidiary during 2006 as compensation for the $2,000,000 cap on losses assumed per event (reduction in premiums written and earned of $7,774,000). In addition, the reinsurance subsidiary's premiums earned for 2006 reflect a reduction of $508,000 associated with the runoff of certain unearned premiums remaining from the 2005 quota share arrangement. Under that arrangement, the reinsurance subsidiary paid for the outside reinsurance protection that Employers Mutual carried to protect itself from catastrophic losses on the assumed reinsurance business it retained in excess of the $1,500,000 cap. This reinsurance protection expired on April 30, 2006. In total, the reinsurance subsidiary's premiums earned declined by $8,283,000 in 2006 due to the revised terms of the quota share agreement. For comparative purposes, the reinsurance subsidiary's cost for the $1,500,000 cap on losses assumed per event in 2005 totaled $7,862,000 (reduction in premiums earned of $3,696,000 plus override commission expense of $4,166,000). In total, the revised terms of the quota share agreement reduced the reinsurance subsidiary's premiums earned by $4,587,000 and premiums written by $4,034,000 in 2006. As a percentage of gross premiums earned, the cost of the cap protection totaled 10.2 percent in 2006, compared to 8.0 percent in 2005.

On March 8, 2007 the management of the MRB pool announced that Auto-Owners Insurance Company will terminate its participation in the MRB pool effective January 1, 2008. The management of the MRB pool anticipates that a new participant will be found to replace Auto-Owners and that the MRB pool will continue operating at the current five participant level in 2008; however, they are prepared to operate the pool with the remaining four participants if necessary. In the event that Employers Mutual becomes a one-fourth participant in the MRB pool in 2008, the premium volume of the Company's reinsurance subsidiary would be expected to increase by approximately $4.5 million, based on current projections of the MRB pool's management.

Losses and settlement expenses

Losses and settlement expenses declined 11.4 percent to $228,453,000 in 2006 from $257,926,000 in 2005. This decline is attributed to a significant increase in the amount of favorable development experienced on prior years' reserves and a large decrease in catastrophe and storm losses. The loss and settlement expense ratio declined to 58.3 percent in 2006 from 62.1 percent in 2005; however, the current accident-year loss and settlement expense ratio increased moderately in 2006 as a result of declining premium rates. The Company incurred $10,896,000 of catastrophe losses from Hurricanes Katrina, Rita and Wilma in 2005. The December 31, 2005 estimate of direct losses associated with these hurricanes increased only 5.7 percent during 2006, and the vast majority of the claims were adjusted and paid as of December 31, 2006.

The loss and settlement expense ratio for the property and casualty insurance segment declined to 56.0 percent in 2006 from 61.6 percent in 2005. This improvement is attributed to a significant increase in the amount of favorable development experienced on prior years' reserves and a substantial decline in catastrophe and storm losses. The favorable development experienced on prior years' reserves during 2006 was primarily associated with the final settlement of closed claims in the other liability and workers' compensation lines of business. The decline in catastrophe and storm losses is attributed to $6,396,000 of losses generated by Hurricanes Katrina, Rita and Wilma in 2005. Overall loss frequency continued to trend downward during 2006, but this benefit was largely offset by an increase in claim severity.

The loss and settlement expense ratio for the reinsurance segment increased to 68.5 percent in 2006 from 63.5 percent in 2005. The increase in the 2006 ratio was driven by the revised terms of the quota share agreement with Employers Mutual whereby the full cost of the $2,000,000 cap on losses assumed per event is recorded as a reduction to premiums; however, over half of the increase in the loss and settlement expense ratio is offset by a decline in the acquisition expense ratio due to the elimination of the override commission paid in 2005. Excluding the impact of the revised terms of the quota share agreement, the loss and settlement expense ratio would have declined slightly in 2006. Results for 2006 reflect a significant increase in the amount of favorable development experienced on prior years' reserves and a substantial decline in catastrophe and storm losses, which is attributed to $4,500,000 of losses recorded in 2005 from Hurricanes Katrina, Rita and Wilma. The favorable development experienced in 2006 is primarily from the 2004 and 2005 accident years in the HORAD book of business.

Acquisition and other expenses

Acquisition and other expenses declined 3.4 percent to $135,248,000 in 2006 from $140,001,000 in 2005. This decline is attributed to the reinsurance segment and was caused by Employers Mutual's reduced participation in the MRB pool and the revised terms of the quota share agreement. The acquisition expense ratio increased to 34.6 percent in 2006 from 33.6 percent in 2005, primarily as a result of higher salary and benefit costs, consulting fees and dividends to policyholders, as well as the decline in premium income.

For the property and casualty insurance segment, the acquisition expense ratio increased to 37.0 percent in 2006 from 35.5 percent in 2005. This increase is attributed to an increase in policyholder dividends, salary and benefit costs and consulting expenses, as well as the decline in premium income. In addition, starting in 2006 the Company began recognizing all share-based payments to employees as expense based upon their fair values. This resulted in the Company recognizing $377,000 of expense through its property and casualty insurance segment. The property and casualty insurance subsidiaries incurred $6,519,000 of commission expense in the first quarter of 2005 in connection with the change in pool participation. This commission expense was used to reimburse Employers Mutual for expenses incurred to generate the additional insurance business that was transferred to the property and casualty insurance subsidiaries on January 1, 2005. However, because acquisition expenses, which include commissions, are deferred and amortized to expense as the related premiums are earned, all of the $6,519,000 of commission expense was capitalized as a deferred policy acquisition cost, and was amortized to expense as the unearned premiums became earned to properly match acquisition expenses and premium income.

For the reinsurance segment, the acquisition expense ratio declined to 24.0 percent in 2006 from 27.5 percent in 2005. This decline is attributed to Employers Mutual's reduced participation in the MRB pool and the revised terms of the quota share agreement. Also contributing to the decline was a large decrease in commission expense associated with the cancellation of a Lloyd's of London marine syndicate account.

The reinsurance subsidiary recognized $1,343,000 of commission income in the first quarter of 2006 in connection with Employers Mutual's reduced participation in the MRB pool. This commission income reimbursed the reinsurance subsidiary for expenses previously incurred to generate the insurance business that was transferred to the new assuming companies of the MRB pool on January 1, 2006. This commission income, however, was partially offset by $688,000 of deferred policy acquisition costs that were expensed in the first quarter of 2006 as a result of the reduction in pool participation.

The revised terms of the quota share agreement contributed to the reduction in the reinsurance subsidiary's acquisition expense ratio in 2006. The previous terms of the quota share agreement provided for a 4.5 percent override commission payment to Employers Mutual as compensation for the cap on losses assumed per event, which generated $4,166,000 of commission expense in 2005. Effective January 1, 2006, the reinsurance subsidiary no longer pays this override commission, and instead pays a 10.5 percent premium charge. Had the revised terms of the quota share agreement been in place in 2005, the acquisition expense ratio would have been approximately 2.7 percentage points lower after giving consideration to the changes in acquisition and other expenses, premiums earned, and the impact on the calculation of the deferred policy acquisition cost asset.

Investment results

Net investment income increased 14.7 percent to $46,692,000 in 2006 from $40,696,000 in 2005. This increase is primarily attributed to the fact that $107,801,000 in cash received from Employers Mutual in the first quarter of 2005 in connection with the change in pool participation was fully invested throughout 2006. In addition, the Company benefited from a slightly higher rate of return on its fixed maturity securities.

The Company reported a net realized investment gain of $4,252,000 in 2006, compared to $3,834,000 in 2005. The majority of the gains realized during 2006 occurred in the Company's equity portfolio; however, those gains were partially offset by $750,000 of "other-than-temporary" investment impairment losses recognized on twelve equity securities. These impairment losses were recognized because the Company's outside equity manager indicated that those securities, which were in an unrealized loss position, would likely be sold before they recover to their cost basis. As a result, the intent to hold these securities to recovery did not exist. Of the twelve equity securities that were impaired, seven were sold and one was partially sold as of December 31, 2006. These sales generated $247,00 of gross realized gains and $30,000 of gross realized losses. No impairment losses were recognized in 2005.

Income tax

Income tax expense increased 33.4 percent to $22,818,000 in 2006 from $17,101,000 in 2005. The effective tax rate for 2006 was 29.9 percent compared to 28.4 percent in 2005. The increase in the effective tax rate reflects the large increase in pre-tax income earned relative to the amount of tax-exempt interest income earned.

Year ended December 31, 2005 compared to year ended December 31, 2004

The Company reported record net income of $43,009,000 ($3.16 per share) in 2005, an increase of 226.2 percent from $13,185,000 ($1.10 per share) reported in 2004. This large increase in net income was attributed to a significant improvement in underwriting results and a large increase in investment income stemming from an increase in invested assets. In 2005, the Company generated an underwriting profit of $17,698,000, which included $15,408,000 of favorable development on prior years' reserves. In 2004, the Company reported an underwriting loss of $17,034,000, which reflected $20,138,000 of adverse development on prior years' reserves. The Company's invested assets increased substantially in 2005 due to the receipt of $107,801,000 in cash from Employers Mutual in connection with the property and casualty insurance subsidiaries' increased participation in the pooling agreement.

Net income for both 2005 and 2004 reflect a significant amount of hurricane losses. The severe 2005 hurricane season, which produced Hurricanes Katrina, Rita and Wilma, generated after-tax losses of $6,900,000 ($0.51 per share), after factoring in reinstatement premium income (net of related commission) in the reinsurance segment and reinstatement premium expense in the property and casualty insurance segment. The four hurricanes that hit the Southern United States in 2004 produced total after-tax losses of $5,017,000 ($0.42 per share).

Premium income

Premiums earned increased 20.3 percent to $415,625,000 in 2005 from $345,479,000 in 2004. This increase was primarily attributed to the Company's increased participation in the pooling agreement, but also reflected the impact of rate increases that were implemented in the property and casualty insurance business during 2004. On an overall basis, rate competition increased moderately in the property and casualty insurance marketplace during 2005; however, there were indications of more intense competition in select territories and lines of business. In response to the competitive market conditions, management implemented small premium rate decreases where deemed appropriate. Market conditions remained competitive in 2006, particularly for non-coastal business, as insurance companies sought to reduce their exposures to hurricane losses yet continue to grow their premiums. Management continues to emphasize its goal of achieving profitability over production. Achieving an underwriting profit is always stressed, but is even more critical in a lower interest rate environment.

Premiums earned for the property and casualty insurance segment increased 28.4 percent to $321,165,000 in 2005 from $250,035,000 in 2004. This increase was primarily the result of the change in pool participation. To better understand the results of the property and casualty insurance segment for 2005, it is helpful to look at the net pool numbers, which were not impacted by the change in pool participation. For the pool, net premiums earned increased 0.7 percent in 2005, compared to an increase of 3.6 percent in 2004. The small increase in the pool's premiums earned for 2005 reflects a transition from the implementation of moderate rate increases in 2004 to steady or declining premium rates in 2005, as well as a continued decline in policy count. Increased rate competition during 2005 resulted in the implementation of some minor premium rate reductions in personal lines business and a slight increase in the use of discretionary credits in commercial lines business. Due to the timing of policy renewals and the earning of premiums ratably over the terms of the underlying policies, a time delay exists for implemented rate changes (both increases and decreases) to have a noticeable impact on premiums earned. The Company was attempting to address the loss of policy count through various measures, including programs geared towards small businesses and enhanced automation to make it easier and more efficient for agents to do business with the Company. During 2005 and 2004, the pool participants ceded additional premiums totaling $1,302,000 and $540,000, respectively, to outside reinsurance companies to reinstate the pool's catastrophe reinsurance protection after the occurrence of large hurricane losses.

Premiums written for the property and casualty insurance segment increased 37.9 percent to $350,646,000 in 2005 from $254,267,000 in 2004. This increase was attributed to the change in pool participation and included a portfolio adjustment of $29,631,000, which served as an offset to the increase in the unearned premium reserve. Excluding this portfolio adjustment, premiums written increased 26.3 percent in 2005. Looking at the net pool numbers, which were not impacted by the change in pool participation, premiums written declined 1.1 percent in 2005. During 2005, commercial lines new business premium increased approximately 1.6 percent and personal lines new business premium decreased approximately 12.2 percent. Policy retention, however, increased to 86.1 percent in commercial lines and remained relatively steady in the personal lines at 82.2 percent for property and 82.6 percent for auto. In light of current rate levels and the quality of the Company's book of business, management was receptive to opportunities to write new business, but continued to stress profitability over production.

Premiums earned for the reinsurance segment decreased 1.0 percent to $94,460,000 in 2005 from $95,444,000 in 2004. This decline was attributed to the MRB pool, as the HORAD book of business produced a slight increase in premiums earned. The amounts reported for 2005 and 2004 include reinstatement premium income of $2,474,000 and $666,000, respectively, received from ceding companies as a result of increased hurricane activity. The large increase in reinstatement premium income in 2005 helped offset the loss of a significant account during 2005. While no significant new accounts were written during 2005, Employers Mutual did add several new accounts during the January 2006 renewal season. Premium rate increases on excess-of-loss contracts remained relatively flat at both the January and July 2005 renewal periods, but the severe 2005 hurricane season spurred moderate rate increases during the January 2006 renewal period on contracts without significant catastrophe losses in 2005, and large price increases and increased retention levels on contracts with significant catastrophe losses in 2005. Many companies seeking reinsurance protection for 2006 sought higher coverage limits in response to the severe 2005 hurricane season, but the reinsurance subsidiary's overall exposure remained relatively constant as management continued to limit coastal area aggregate exposures. Premiums earned in 2005 reflect an increase in the estimate of earned but not reported premiums of $165,000, compared to a decrease of $190,000 in 2004.

Losses and settlement expenses

Losses and settlement expenses increased 3.3 percent to $257,926,000 in 2005 from $249,806,000 in 2004. This increase was attributed to the Company's increased participation in the pooling agreement. The loss and settlement expense ratio declined to 62.1 percent in 2005 from 72.3 percent in 2004. This decline was primarily attributed to favorable development on prior years' reserves in the property and casualty insurance segment.

The loss and settlement expense ratio for the property and casualty insurance segment decreased to 61.6 percent in 2005 from 78.6 percent in 2004. This improvement occurred despite a substantial increase in catastrophe and storm losses that was driven by the severe 2005 hurricane season. Losses from the 2005 hurricane season totaled $6,396,000, which compares to hurricane losses of $2,888,000 in 2004. The improvement in the 2005 loss and settlement expense ratio was primarily the result of $14,808,000 of favorable development experienced on prior years' reserves, compared to $23,738,000 of adverse development experienced in 2004. The favorable development of 2005 was primarily attributed to downward development of individual case reserves and settlement expense reserves. During the fourth quarter of 2005, the Company eliminated a bulk case reserve carried in the workers' compensation line of business and reallocated a portion of this reserve to asbestos reserves and settlement expense reserves, resulting in $2,145,000 of favorable development. The adverse development experienced in 2004 reflected a combination of newly reported claims in excess of carried IBNR reserves ($14,758,000), development on case reserves of previously reported claims ($11,037,000), bulk reserve strengthening ($2,350,000) and settlement expense reserve increases resulting from increases in case reserves ($6,209,000). This adverse development was partially offset by $10,437,000 of reinsurance recoveries associated with the case reserve development and IBNR emergence. Substantial case reserve strengthening performed at the branch offices, primarily in the workers' compensation and other liability lines of business, was the underlying reason for the adverse reserve development that occurred during 2004. As discussed further under the "Critical Accounting Policies" heading of this discussion, the economic factors behind the 2004 case reserve strengthening included, most notably, an increase in workers' compensation claim severity, increases in construction defect claim activity, the recent occurrence of several large umbrella claims, and increasing legal expenses in the other liability line of business. Claim frequency continued to decline during 2005, but there were signs that it may be leveling out, especially in the workers' compensation and homeowners lines of business. Claim severity increased in most lines of business with commercial auto liability being an exception.

The loss and settlement expense ratio for the reinsurance segment increased to 63.5 percent in 2005 from 55.9 percent in 2004. The increase in the 2005 ratio was attributed to a decline in the amount of favorable development experienced on prior years' reserves, an increase in the severity of losses on working layer business and an increase in catastrophe and storm losses. The favorable development experienced on prior years' reserves in 2005 and 2004 was attributed to the HORAD book of business. Catastrophe and storm losses for 2005 amounted to $5,415,000, which reflected $4,500,000 from Hurricanes Katrina, Rita and Wilma (each capped at the $1,500,000 occurrence limit per event), approximately $675,000 from tropical storm Erwin and $219,000 of adverse development from a 2004 hurricane. Catastrophe losses in 2004 amounted to $5,011,000, with three hurricanes being capped at the $1,500,000 occurrence limit per event.

Acquisition and other expenses

Acquisition and other expenses increased 24.2 percent to $140,001,000 in 2005 from $112,707,000 in 2004. These increases were primarily attributed to the Company's increased participation in the pooling agreement. The acquisition expense ratio increased to 33.6 percent in 2005 from 32.6 percent in 2004. This increase reflects higher salary expenses, hurricane-related assessment costs and an increase in policyholder dividends.

For the property and casualty insurance segment, the acquisition expense ratio increased to 35.5 percent in 2005 from 34.3 percent in 2004. This increase was primarily attributed to higher salary expenses (including bonus and contingent salary plan accruals), assessment costs triggered by Hurricane Katrina from the Louisiana Citizens Fair Plan and the Mississippi Windstorm Underwriting Association and an increase in policyholder dividends. The increase in the acquisition expense ratio was limited by a decline in contingent commission expense, which was attributed to changes in the agent profit sharing plan, and an increase in ceded contingent commission income. The property and casualty insurance subsidiaries incurred $6,519,000 of commission expense in 2005 in connection with their increased participation in the pooling agreement. This commission expense was used to reimburse Employers Mutual for the expenses it incurred to generate the additional insurance business that was transferred to the subsidiaries on January 1, 2005. However, because acquisition expenses, including commissions, are deferred and amortized to expense as the related premiums are earned, all of the $6,519,000 of commission expense was capitalized as a deferred policy acquisition cost and was amortized to expense as the unearned premiums became earned in order to provide a proper matching of acquisition expenses and premium revenue.

For the reinsurance segment, the acquisition expense ratio decreased to 27.5 percent in 2005 from 28.1 percent in 2004. The decline in the 2005 ratio was due to a large amount of contingent commission expense reported by MRB in 2004. Commission expense for 2004 also includes $1,033,000 related to the increase in participation in the MRB pool (from 25 percent in 2003 to 33 percent in 2004); however, this expense was partially offset by an increase in the deferred policy acquisition costs asset.

Investment results

Net investment income increased 36.1 percent to $40,696,000 in 2005 from $29,900,000 in 2004 and was attributed to a significant increase in invested assets. As previously discussed, the Company received $107,801,000 in cash from Employers Mutual in February 2005 in connection with the 6.5 percentage point increase in pool participation. The Company also received $275,000 of interest income from Employers Mutual as the actual cash settlement did not occur until February 15, 2005.

The Company reported net realized investment gains of $3,834,000 in 2005 compared to $4,379,000 in 2004. Included in the realized investment gains of 2004 was $3,826,000 of gains recognized on the Company's investment in MCI Communications Corporation bonds in conjunction with a payout award received under a bankruptcy court approved "Plan of Reorganization." This gain was partially offset by $1,323,000 of other-than-temporary impairment losses recognized on the replacement bonds received in this settlement. The Company did not recognize any other-than-temporary impairment losses in 2005.

Income tax

Income tax expense increased in 2005 in conjunction with an increase in pre-tax income. The effective tax rate increased to 28.4 percent in 2005 from 15.3 percent in 2004, reflecting a large growth in pre-tax income relative to the amount of tax-exempt interest income earned by the Company.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Liquidity is a measure of a company's ability to generate sufficient cash flows to meet cash obligations. The Company had positive cash flows from operations of $49,014,000 in 2006, $178,424,000 in 2005 and $60,794,000 in 2004. Included in cash flows from operations in 2005 is $107,801,000 received from Employers Mutual in connection with the change in pool participation. Excluding this amount, cash flows from operations for 2005 was $70,623,000. The Company typically generates substantial positive cash flows from operations because cash from premium payments is generally received in advance of cash payments made to settle claims. These positive cash flows provide the foundation of the Company's asset/liability management program and are the primary drivers of the Company's liquidity. The decline in cash flow from operations during 2006 is attributed to an increase in income tax payments and a reduction in the cash flow from the reinsurance segment. When investing funds made available from operations, the Company invests in securities with maturities that approximate the anticipated payments of losses and settlement expenses of the underlying insurance policies. In addition, the Company maintains a portion of its investment portfolio in relatively short-term and highly liquid assets as a secondary source of liquidity should net cash flows from operating activities prove inadequate to fund current operating needs. As of December 31, 2006, the Company did not have any significant variations between the maturity dates of its investments and the expected payments of its loss and settlement expense reserves.

The Company is a holding company whose principal asset is its investment in its insurance subsidiaries. As a holding company, the Company is dependent upon cash dividends from its insurance company subsidiaries to meet all obligations, including cash dividends to stockholders. State insurance regulations restrict the maximum amount of dividends insurance companies can pay without prior regulatory approval. See note 6 of Notes to Consolidated Financial Statements for additional information regarding dividend restrictions. The maximum amount of dividends that the insurance company subsidiaries can pay to the Company in 2007 without prior regulatory approval is approximately $57,702,000. The Company received $9,005,000, $5,696,000 and $7,029,000 of dividends from its insurance company subsidiaries and paid cash dividends to its stockholders totaling $8,916,000, $8,302,000 and $7,233,000 in 2006, 2005 and 2004, respectively.

The Company's insurance company subsidiaries must have adequate liquidity to ensure that their cash obligations are met; however, because of their participation in the pooling agreement and the quota share agreement, they do not have the daily liquidity concerns normally associated with an insurance or reinsurance company. This is due to the fact that under the terms of the pooling and quota share agreements, Employers Mutual receives all premiums and pays all losses and expenses associated with the insurance business produced by the pool participants and the assumed reinsurance business ceded to the Company's reinsurance subsidiary, and then settles the inter-company balances generated by these transactions with the participating companies on a quarterly basis.

At the insurance company subsidiary level, the primary sources of cash are premium income, investment income and maturing investments. The principal outflows of cash are payments of claims, commissions, premium taxes, operating expenses, income taxes, dividends, interest and principal payments on debt, and investment purchases. Cash outflows can be variable because of uncertainties regarding settlement dates for unpaid losses and because of the potential for large losses, either individually or in the aggregate. Accordingly, the insurance company subsidiaries maintain investment and reinsurance programs generally intended to provide adequate funds to pay claims without forced sales of investments.

The Company maintains a portion of its investment portfolio in relatively short-term and highly liquid investments to ensure the availability of funds to pay claims and expenses. At December 31, 2006, approximately 53 percent of the Company's fixed maturity securities were in U.S. government or U.S. government agency issued securities. A variety of maturities are maintained in the Company's portfolio to assure adequate liquidity. The maturity structure of the fixed maturity securities is also established by the relative attractiveness of yields on short, intermediate and long-term securities. The Company does not invest in high-yield, non-investment grade debt securities. Any non-investment grade securities held by the Company are the result of rating downgrades that occurred subsequent to their purchase.

The Company considers itself to be a long-term investor and generally purchases fixed maturity securities with the intent to hold them to maturity. Despite this intent, the Company currently classifies purchases of fixed maturity securities as available-for-sale to provide flexibility in the management of its investment portfolio. The Company had unrealized holding gains, net of deferred taxes, on fixed maturity securities available-for-sale totaling $6,319,000 and $7,988,000 at December 31, 2006 and 2005, respectively. The fluctuation in the market value of these investments is primarily due to changes in the interest rate environment during this time period. Since the Company does not actively trade in the bond market, such fluctuations in the fair value of these investments are not expected to have a material impact on the operations of the Company, as forced liquidation of investments is not anticipated. The Company closely monitors the bond market and makes appropriate adjustments in its portfolio as conditions warrant.

The majority of the Company's assets are invested in fixed maturity securities. These investments provide a substantial amount of investment income that supplements underwriting results and contributes to net earnings. As these investments mature, or are called, the proceeds are reinvested at current rates, which may be higher or lower than those now being earned; therefore, more or less investment income may be available to contribute to net earnings depending on the interest rate level.

The Company participates in a securities lending program administered by Mellon Bank, N.A. whereby certain fixed maturity securities from the investment portfolio are loaned to other institutions for short periods of time. The Company receives a fee for each security loaned out under this program and requires initial collateral, primarily cash, equal to 102 percent of the market value of the loaned securities. The cash collateral that secures the Company's loaned securities is invested in a Delaware business trust managed by Mellon Bank. The earnings from this trust are used, in part, to pay the fee the Company receives for each security loaned under the program.

The Company held $552,000 and $4,270,000 in minority ownership interests in limited partnerships and limited liability companies at December 31, 2006 and 2005, respectively. The Company does not hold any other unregistered securities.

The Company's cash balance was $196,000 and $333,000 at December 31, 2006 and 2005, respectively.

Employers Mutual contributed $27,596,000, $15,000,000 and $21,600,000 to the pension plan in 2006, 2005 and 2004, respectively, and plans to contribute approximately $17,000,000 to the pension plan in 2007. The Company reimbursed Employers Mutual $8,410,000, $4,575,000 and $5,236,000 for its share of the pension contributions in 2006, 2005 and 2004, respectively. Employers Mutual contributed $5,100,000, $5,120,000 and $3,945,000 to the postretirement benefit plans in 2006, 2005 and 2004, respectively, and expects to contribute approximately $4,172,000 to the postretirement benefit plans in 2007. The Company reimbursed Employers Mutual $1,455,000, $1,459,000 and $902,000 for its share of the postretirement benefit plan contributions in 2006, 2005 and 2004, respectively. In 2005, the Company received reimbursement from Employer Mutual for a net $722,000 of pension assets and $2,518,000 of postretirement benefit liabilities transferred to it in connection with the change in pool participation.

Capital Resources

Capital resources consist of stockholders' equity and debt, representing funds deployed or available to be deployed to support business operations. For the Company's insurance subsidiaries, capital resources are required to support premium writings. Regulatory guidelines suggest that the ratio of a property and casualty insurer's annual net premiums written to its statutory surplus should not exceed three to one. All of the Company's insurance subsidiaries were well under this guideline at December 31, 2006.

The Company's insurance subsidiaries are required to maintain certain minimum surplus on a statutory basis and are subject to regulations under which payment of dividends from statutory surplus is restricted and may require prior approval of their domiciliary insurance regulatory authorities. The Company's insurance subsidiaries are also subject to Risk Based Capital (RBC) requirements that may further impact their ability to pay dividends. RBC requirements attempt to measure minimum statutory capital needs based upon the risks in a company's mix of products and investment portfolio. At December 31, 2006, the Company's insurance subsidiaries had total adjusted statutory capital of $310,280,000, which is well in excess of the minimum RBC requirement of $52,753,000.

The Company had total cash and invested assets with a carrying value of $1.0 billion and $950.1 million as of December 31, 2006 and 2005, respectively. The following table summarizes the Company's cash and invested assets as of the dates indicated:

	December 31, 2006			
($ in thousands)	Amortized cost	Fair value	Percent of total fair value	Carrying value
Fixed maturity securities held-to-maturity	$ 5,680	$ 5,769	0.6%	$ 5,680
Fixed maturity securities available-for-sale	814,785	824,507	82.3%	824,507
Equity securities available-for-sale	77,089	112,527	11.2%	112,527
Cash	196	196	-	196
Short-term investments	58,053	58,053	5.8%	58,053
Other long-term investments	552	552	0.1%	552
	$ 956,355	$ 1,001,604	100.0%	$ 1,001,515

	December 31, 2005			
($ in thousands)	Amortized cost	Fair value	Percent of total fair value	Carrying value
Fixed maturities held-to-maturity	$ 19,794	$ 20,179	2.1%	$ 19,794
Fixed maturities available-for-sale	782,767	795,056	83.6%	795,056
Equity securities available-for-sale	66,116	93,343	9.8%	93,343
Cash	333	333	-	333
Short-term investments	37,346	37,346	4.0%	37,346
Other long-term investments	4,270	4,270	0.5%	4,270
	$ 910,626	$ 950,527	100.0%	$ 950,142

The amortized cost and estimated fair value of fixed maturity and equity securities at December 31, 2006 were as follows:

($ in thousands)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Securities held-to-maturity:				
Fixed maturity securities:				
U.S. treasury securities and obligations of U.S. government corporations and agencies	$ 4,997	$ 46	$ -	$ 5,043
Mortgage-backed securities	683	43	-	726
Total securities held-to-maturity	$ 5,680	$ 89	$ -	$ 5,769
Securities available-for-sale:				
Fixed maturity securities:				
U.S. treasury securities and obligations of U.S. government corporations and agencies	$ 427,413	$ 330	$ 5,598	$ 422,145
Obligations of states and political subdivisions	258,312	11,011	9	269,314
Mortgage-backed securities	18,316	880	93	19,103
Public utilities	6,003	330	-	6,333
Debt securities issued by foreign governments	6,904	72	18	6,958
Corporate securities	97,837	3,309	492	100,654
Total fixed maturity securities	814,785	15,932	6,210	824,507
Equity securities:				
Common stocks	68,589	35,610	463	103,736
Non-redeemable preferred stocks	8,500	291	-	8,791
Total equity securities	77,089	35,901	463	112,527
Total securities available-for-sale	$ 891,874	$ 51,833	$ 6,673	$ 937,034

The Company's insurance and reinsurance subsidiaries have $36 million of surplus notes issued to Employers Mutual. These surplus notes have an annual interest rate of 3.09 percent and do not have a maturity date. Payment of interest and repayment of principal can only be made out of the applicable subsidiary's statutory surplus and is subject to prior approval by the insurance commissioner of the respective state of domicile. The surplus notes are subordinate and junior in right of payment to all obligations or liabilities of the applicable insurance subsidiaries. The Company's subsidiaries incurred interest expense of $1,112,000 in 2006, 2005 and 2004 on these surplus notes. At December 31, 2006, the Company's subsidiaries had received approval for the payment of interest accrued on the surplus notes during 2006.

As of December 31, 2006, the Company had no material commitments for capital expenditures.

Off-Balance Sheet Arrangements

Employers Mutual receives all premiums and pays all losses and expenses associated with the assumed reinsurance business ceded to the reinsurance subsidiary and the insurance business produced by the pool participants, and then settles the inter-company balances generated by these transactions with the participating companies on a quarterly basis. When settling the inter-company balances, Employers Mutual provides the reinsurance subsidiary and the pool participants with full credit for the premiums written during the quarter and retains all receivable amounts. Any receivable amounts that are ultimately deemed to be uncollectible are charged-off by Employers Mutual and the expense is charged to the reinsurance subsidiary or allocated to the pool members on the basis of pool participation. As a result, the Company has an off-balance sheet arrangement with an unconsolidated entity that results in a credit-risk exposure that is not reflected in the Company's financial statements. Based on historical data, this credit-risk exposure is not considered to be material to the Company's results of operations or financial position.

Investment Impairments and Considerations

The Company recorded $750,000 of "other-than-temporary" investment impairment losses during 2006 on twelve equity securities. Seven of these securities were subsequently sold, and one was partially sold, generating gross realized gains of $247,000 and gross realized losses of $30,000 (before tax). These impairment losses were recognized because the Company's outside equity manager indicated that they would likely sell these securities, which were in an unrealized loss position, before they recovered to their cost basis. As a result, the intent to hold these securities to recovery did not exist. No "other-than-temporary" investment impairment losses were recognized during 2005. During 2004 the Company had one fixed maturity security series (MCI Communications Corporation) that was determined to be "other-than-temporarily" impaired. MCI Communications Corporation was owned by WorldCom Inc., whose corporate bonds were downgraded to junk status in May 2002 when it reported the detection of accounting irregularities. During the second quarter of 2004 the Company received three new series of fixed maturity securities (with impaired book values) issued by MCI Communications Corporation in conjunction with a payout award received under a bankruptcy court approved "Plan of Reorganization." This payout was recorded as a tax-free exchange and the new bonds were assigned a book value equal to the book value of the defaulted bonds that were replaced ($5,565,000). The par value of the new bonds reflected the settlement amount of 79.2 cents per dollar ($4,552,000) and the fair value of the new bonds was $4,241,000 at the time of the payout. Based on these facts, a realized investment gain of $3,826,000 was recognized in the second quarter of 2004 to offset the other-than-temporary impairment loss previously recognized in the second quarter of 2002 and an "other-than-temporary" impairment loss of $1,324,000 was recognized to reduce the book value of the new bonds to fair value at the time of the payout. The new bonds were sold during the third quarter of 2004 for income tax purposes, resulting in an additional realized gain of $187,000.

At December 31, 2006, the Company had unrealized losses on held-to-maturity and available-for-sale securities as presented in the table below. The estimated fair value is based on quoted market prices, where available, or on values obtained from independent pricing services. None of these securities are considered to be in concentrations by either security type or industry. The Company uses several factors to determine whether the carrying value of an individual security has been "other-than-temporarily" impaired. Such factors include, but are not limited to, the security's value and performance in the context of the overall markets, length of time and extent the security's fair value has been below carrying value, key corporate events and collateralization of fixed maturity securities. Based on these factors, and the Company's ability and intent to hold the securities until recovery or maturity, it was determined that the carrying value of these securities was not "other-than-temporarily" impaired at December 31, 2006. Risks and uncertainties inherent in the methodology utilized in this evaluation process include interest rate risk, equity price risk, and the overall performance of the economy, all of which have the potential to adversely affect the value of the Company's investments. Should a determination be made at some point in the future that these unrealized losses are "other-than-temporary", the Company's earnings would be reduced by approximately $4,337,000, net of tax; however, the Company's financial position would not be affected due to the fact that unrealized losses on available-for-sale securities are reflected in the Company's financial statements as a component of stockholders' equity, net of deferred taxes.

Following is a schedule showing the length of time securities have continuously been in an unrealized loss position as of December 31, 2006.

Description of securities ($ in thousands)	Fair value	Unrealized losses
Fixed maturity securities:		
Less than six months	$ 65,265	$ 292
Six to twelve months	28,067	156
Twelve months or longer	336,021	5,762
Total fixed maturity securities	429,353	6,210
Equity securities:		
Less than six months	13,581	385
Six to twelve months	627	78
Twelve months or longer	-	-
Total equity securities	14,208	463
Total temporarily impaired securities	$ 443,561	$ 6,673

Following is a schedule of the maturity dates of the fixed maturity securities presented in the above table. Note that this schedule includes only fixed maturity securities available-for-sale, as the Company does not have any fixed maturity securities held-to-maturity with unrealized losses.

($ in thousands)	Book value	Fair value	Gross unrealized loss
Due in one year or less	$ 23,001	$ 22,911	$ 90
Due after one year through five years	53,264	52,584	680
Due after five years through ten years	267,856	263,900	3,956
Due after ten years	87,740	86,279	1,461
Mortgage-backed securities	3,702	3,679	23
	$ 435,563	$ 429,353	$ 6,210

The Company held one series of General Motors Acceptance Corporation fixed maturity securities that were considered non-investment grade at December 31, 2006, which were carried at an unrealized loss before tax of $56,000. The Company's investment in Sears Roebuck Acceptance Corporation fixed maturity securities was also considered non-investment grade at December 31, 2006 and was carried at an unrealized loss before tax of $12,000. All other non-investment grade fixed maturity securities held at December 31, 2006 (Great Lakes Chemical Corporation and US Freightways Corporation) were in an unrealized gain position. The Company does not purchase non-investment grade securities. Any non-investment grade securities held by the Company are the result of rating downgrades that occurred subsequent to their purchase.

Following is a schedule of gross realized losses recognized in 2006 from the sale of securities and from "other-than-temporary" investment impairment losses. The schedule is aged according to the length of time the underlying securities were in an unrealized loss position. This schedule does not include realized losses stemming from corporate actions such as calls, pay-downs, redemptions, etc. Fixed maturity securities were not included in the schedule since no realized losses were recognized on these investments stemming from disposals other than corporate actions. Fixed maturity securities are generally held until maturity.

($ in thousands)	Realized losses from sales Book value	Sales price	Gross realized losses	"Other-than-temporary" impairment losses	Total gross realized losses
Equity securities (1):					
Three months or less	$ 16,645	$ 14,614	$ 2,031	$ 534	$ 2,565
Over three months to six months	4,778	3,840	938	115	1,053
Over six months to nine months	657	535	122	24	146
Over nine months to twelve months	2,672	2,595	77	45	122
Over twelve months	587	516	71	32	103
	$ 25,339	$ 22,100	$ 3,239	$ 750	$ 3,989

(1) The "other-than-temporary" impairment losses reflects impairment losses on six equity securities in the "three months or less" category, impairment losses on three equity securities in the "over three months to six months" category, an impairment loss on one equity security in the "over six months to nine months" category, and an impairment loss on one equity security in the "over nine months to twelve months" category.

LEASES, COMMITMENTS AND CONTINGENT LIABILITIES

The following table reflects the Company's contractual obligations as of December 31, 2006. Included in the table are the estimated payments that the Company expects to make in the settlement of its loss reserves and with respect to its long-term debt. One of the Company's property and casualty insurance subsidiaries leases office facilities in Bismarck, North Dakota with lease terms expiring in 2014. Employers Mutual has entered into various leases for branch and service office facilities with lease terms expiring through 2017. All lease costs are included as expenses under the pooling agreement, after allocation of the portion of these expenses to the subsidiaries that do not participate in the pooling agreement. The table reflects the Company's current 30.0 percent aggregate participation in the pooling agreement.

	Payments due by period				
	Total	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years
Contractual obligations			($ in thousands)		
Loss and settlement expense reserves (1)	$ 548,548	$ 217,636	$ 195,671	$ 74,105	$ 61,136
Long-term debt (2)	36,000	-	-	-	36,000
Interest expense on long-term debt (3)	11,124	1,112	2,225	2,225	5,562
Real estate operating leases	7,789	1,376	2,339	2,025	2,049
Total	$ 603,461	$ 220,124	$ 200,235	$ 78,355	$ 104,747

(1) The amounts presented are estimates of the dollar amounts and time period in which the Company expects to pay out its gross loss and settlement expense reserves. These amounts are based on historical payment patterns and do not represent actual contractual obligations. The actual payment amounts and the related timing of those payments could differ significantly from these estimates.

(2) Long-term debt reflects the surplus notes issued by the Company's insurance subsidiaries to Employer Mutual, which have no maturity date. Excluded from long-term debt are pension and other postretirement benefit obligations.

(3) Interest expense on long-term debt reflects the interest expense on the surplus notes issued by the Company's insurance and reinsurance subsidiaries to Employers Mutual. Interest on the surplus notes is subject to approval by the issuing company's state of domicile. The balance shown under the heading "More than 5 years" represents interest expense for years six through ten. Since the surplus notes have no maturity date, total interest expense could be greater than the amount shown.

The participants in the pooling agreement are subject to guaranty fund assessments by states in which they write business. Guaranty fund assessments are used by states to pay policyholder liabilities of insolvent insurers domiciled in that state. Many states allow assessments to be recovered through premium tax offsets. Estimated guaranty fund assessments of $1,451,000 and $1,493,000 and related premium tax offsets of $929,000 and $729,000 have been accrued as of December 31, 2006 and 2005, respectively. The guaranty fund assessments are expected to be paid over the next two years and the premium tax offsets are expected to be realized within ten years of the payments. The participants in the pooling agreement are also subject to second-injury fund assessments which are designed to encourage employers to employ a worker with a pre-existing disability. Estimated second-injury fund assessments of $1,769,000 and $1,872,000 have been accrued as of December 31, 2006 and 2005, respectively. The second-injury fund assessment accruals are based on projected loss payments. The periods over which the assessments will be paid is not known.

The participants in the pooling agreement have purchased annuities from life insurance companies, under which the claimant is payee, to fund future payments that are fixed pursuant to specific claim settlement provisions. The Company's share of loss reserves eliminated by the purchase of these annuities was $1,779,000 at December 31, 2006. The Company has a contingent liability of $1,779,000 should the issuers of these annuities fail to perform under the terms of the annuity. All of the issuing companies maintain strong financial ratings, therefore the Company believes the likelihood of failure of any of the issuing companies is remote. The Company's share of the amount due from any one life insurance company does not equal or exceed one percent of its subsidiaries' aggregate policyholders' surplus.

MARKET RISK

The main objectives in managing the investment portfolios of the Company are to maximize after-tax investment return while minimizing credit risks, in order to provide maximum support for the underwriting operations. Investment strategies are developed based upon many factors including underwriting results and the Company's resulting tax position, regulatory requirements, fluctuations in interest rates and consideration of other market risks. Investment decisions are centrally managed by investment professionals and are supervised by the investment committees of the respective board of directors for each of the Company's subsidiaries.

Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments. The market risks of the Company's financial instruments relate to the investment portfolio, which exposes the Company to interest rate and equity price risk and, to a lesser extent, credit quality and prepayment risk. Monitoring systems and analytical tools are in place to assess each of these elements of market risk.

Interest rate risk includes the price sensitivity of a fixed maturity security to changes in interest rates, and the affect on future earnings from short-term investments and maturing long-term investments given a change in interest rates. The following analysis illustrates the sensitivity of the Company's financial instruments to selected changes in market rates and prices. A hypothetical one percent increase in interest rates as of December 31, 2006 would result in a corresponding pre-tax decrease in the fair value of the fixed maturity portfolio of approximately $41,873,000, or 4.7 percent. In addition, a hypothetical one percent decrease in interest rates at December 31, 2006 would result in a corresponding decrease in pre-tax income over the next twelve months of approximately $1,165,000, assuming the current maturity and prepayment patterns. The Company monitors interest rate risk through the analysis of interest rate simulations, and adjusts the average duration of its fixed maturity portfolio by investing in either longer or shorter term instruments given the results of interest rate simulations and judgments of cash flow needs. The effective duration of the Company's fixed maturity portfolio at December 31, 2006 was 3.91 years.

The valuation of the Company's marketable equity portfolios is subject to equity price risk. In general, equities have more year-to-year price variability than bonds. However, returns from equity securities have been consistently higher over longer time frames. The Company invests in a diversified portfolio of readily marketable equity securities. A hypothetical 10 percent decrease in the S&P 500 index as of December 31, 2006 would result in a corresponding pre-tax decrease in the fair value of the Company's equity portfolio of approximately $4,803,000.

The Company invests in high quality fixed maturity securities, thus minimizing credit quality risk. At December 31, 2006, the portfolio of long-term fixed maturity securities consisted of 0.6 percent U.S. Treasury, 51.6 percent government agency, 0.6 percent mortgage-backed, 32.5 percent municipal, and 14.7 percent corporate securities. At December 31, 2005, the portfolio of long-term fixed maturity securities consisted of 5.7 percent U.S. Treasury, 44.7 percent government agency, 0.3 percent mortgage-backed, 31.6 percent municipal, and 17.7 percent corporate securities.

Fixed maturity securities held by the Company generally have an investment quality rating of "A" or better by independent rating agencies. The following table shows the composition of the Company's fixed maturity securities, by rating, as of December 31, 2006.

	Securities held-to-maturity (at amortized cost)		Securities available-for-sale (at fair value)	
($ in thousands)	Amount	Percent	Amount	Percent
Rating:				
AAA	$ 5,680	100.0%	$ 627,853	76.1%
AA	-	-	87,942	10.7%
A	-	-	68,412	8.3%
BAA	-	-	30,242	3.7%
BA	-	-	10,058	1.2%
Total fixed maturities	$ 5,680	100.0%	$ 824,507	100.0%

Ratings for preferred stocks and fixed maturity securities with initial maturities greater than one year are assigned by nationally recognized statistical rating organizations (referred to generically as NRSROs, which includes such organizations as Moody's Investor's Services, Inc., Standard and Poor, etc.). NRSROs' rating processes seek to evaluate the quality of a security by examining the factors that affect returns to investors. NRSROs' ratings are based on quantitative and qualitative factors, as well as the economic, social and political environment in which the issuing entity exists. The quantitative factors include debt coverage, sales and income growth, cash flows and liquidity ratios. Qualitative factors include management quality, access to capital markets and the quality of earnings and balance sheet items. Ratings for securities with initial maturities less than one year are based on ratings of NRSROs or the credit rating of the issuer's parent company.

Prepayment risk refers to the changes in prepayment patterns that can shorten or lengthen the expected timing of principal repayments and thus the average life and the effective yield of a security. Such risk exists primarily within the portfolio of mortgage-backed securities. Prepayment risk is monitored regularly through the analysis of interest rate simulations. At December 31, 2006, the effective duration of the mortgage-backed securities is 1.9 years with an average life of 2.5 years and a current yield of 7.6 percent. At December 31, 2005, the effective duration of the mortgage-backed securities was 2.2 years, with an average life of 2.8 years and a current yield of 7.0 percent.

IMPACT OF INFLATION

Inflation has a widespread effect on the Company's results of operations, primarily through increased losses and settlement expenses. The Company considers inflation, including social inflation that reflects an increasingly litigious society and increasing jury awards, when setting reserve amounts. Premiums are also affected by inflation, although they are often restricted or delayed by competition and the regulatory rate-setting environment.

NEW ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued SFAS No. 123 (revised 2004) "Share-Based Payment," which is a revision of SFAS 123 "Accounting for Stock-Based Compensation" and supersedes Accounting Principles Board (APB) Opinion 25 "Accounting for Stock Issued to Employees." SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant date fair values. The pro forma disclosures previously allowed under SFAS 123 will no longer be an alternative to financial statement recognition. The transition methods for adoption include the modified-prospective and modified-retroactive methods. The modified-prospective method requires that compensation expense be recorded for all options vesting, granted or modified after the effective date of SFAS 123(R). Under the modified-retroactive method, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The effective date for SFAS 123(R) was originally the first interim and annual periods beginning after June 15, 2005, with earlier adoption encouraged. On April 14, 2005, the Securities and Exchange Commission approved a rule which delayed the required effective date of SFAS 123(R) until fiscal years beginning after June 15, 2005. The Company adopted SFAS 123(R) in the first quarter of 2006 using the modified-prospective adoption method. For further discussion of this statement, see Notes 1 and 12 of the Consolidated Financial Statements.

On November 3, 2005 the FASB issued Staff Position No. FAS 115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" which amended SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities" and nullified certain requirements of EITF Issue 03-1. FAS 115-1 addresses the determination of when an investment is considered impaired, whether that impairment is "other-than-temporary", and the measurement of an impairment loss. FAS 115-1 also includes accounting considerations subsequent to the recognition of an "other-than-temporary" impairment, requires certain disclosures about unrealized losses that have not been recognized as "other-than-temporary" impairments, and was effective for reporting periods beginning after December 15, 2005, with earlier application permitted. The Company adopted FAS 115-1 in the first quarter of 2006 through the addition of various impairment analysis procedures, including inquiry of the Company's outside equity manager on their intentions regarding securities that are in an unrealized loss position.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments" – an Amendment of FASB Statement Nos. 133 and 140. SFAS 155 simplifies the accounting for certain hybrid financial instruments by permitting fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, and eliminates a restriction on passive derivative instruments that a qualifying special-purpose entity may hold. SFAS 155 is effective for all financial instruments acquired, issued, or subject to a re-measurement (new basis) event occurring in fiscal years that begin after September 15, 2006. Adoption of this statement is not expected to have a material effect on the operating results of the Company.

In June 2006, the FASB issued Interpretation No. 48 "Accounting for Uncertainty in Income Taxes." This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109 "Accounting for Income Taxes." This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance for de-recognition of tax positions, financial statement classification, interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. Adoption of this statement is not expected to have a material effect on the operating results of the Company, as a recently completed assessment of the Company's current tax positions indicated no uncertainties that would warrant different recognition and valuation from that applied in the Company's tax returns.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact this statement will have on its financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." SFAS 158 requires recognition of the funded status of defined benefit retirement or other postretirement plans as a net asset or liability on the balance sheet, the recognition of future changes in the funded status through other comprehensive income, the measurement of the defined benefit plan assets and obligations as of the end of the employer's fiscal year and enhanced disclosure. The initial recognition of the funded status is reflected as an adjustment to the ending balance of accumulated other comprehensive income. SFAS 158 does not change the method of calculating the net periodic cost that existed under previous guidance. SFAS 158 is effective for fiscal years ending after December 15, 2006, except for the measurement of assets and obligations as of the end of the employer's fiscal year, which is effective for fiscal years ending after December 15, 2008. For further discussion of the adoption of this statement see Note 1 of the Consolidated Financial Statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS 159 permits reporting entities to choose, at specified election dates, to measure eligible items at fair value (the "fair value option"). The unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. As it relates to the Company's financial reporting, the Company would be permitted to elect fair value recognition of fixed maturity and equity investments currently classified as either available-for-sale or held-to-maturity, and report the unrealized gains and losses from these investments in earnings going forward. Electing the fair value option for an existing held-to-maturity security will not call into question the intent of an entity to hold other fixed maturity securities to maturity in the future. The provisions of this statement are effective beginning with the first fiscal year that begins after November 15, 2007. The Company is currently evaluating the alternatives permitted by this statement and the impact those alternatives would have on its financial statements.

DEVELOPMENTS IN INSURANCE REGULATION

In 2006 the NAIC adopted its Annual Financial Model Regulation (previously referred to as the Model Audit Rule) that incorporates Sarbanes-Oxley type provisions. The requirements are effective beginning with the reporting period ending December 31, 2010, with the management report of internal control over financial reporting due to be filed 60 days after the entity files its 2010 audited statutory financial statements. The rules apply to insurers with direct written and assumed premiums of $500 million or more and require a management report containing a statement that to the best of management's knowledge and belief, after diligent inquiry, its internal control over financial reporting is effective to provide reasonable assurance regarding the reliability of financial statements in accordance with statutory accounting principles. An insurer may choose to file instead its Section 404 report with an addendum statement by management that no material processes in the preparation of its audited statutory financial statements were excluded from its Section 404 report, or alternatively include a separate report for controls not covered by its Section 404 report. The incorporated Sarbanes-Oxley type provisions in the Annual Financial Model Regulation will have little consequence to either the Company or the EMC Insurance Companies, as the Company is already subject to the provisions of the Sarbanes-Oxley Act of 2002.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides issuers the opportunity to make cautionary statements regarding forward-looking statements. Accordingly, any forward-looking statement contained in this report is based on management's current beliefs, assumptions and expectations of the Company's future performance, taking into account all information currently available to management. These beliefs, assumptions and expectations can change as the result of many possible events or factors, not all of which are known to management. If a change occurs, the Company's business, financial condition, liquidity, results of operations, plans and objectives may vary materially from those expressed in the forward-looking statements. The risks and uncertainties that may affect the actual results of the Company include, but are not limited to, the following: catastrophic events and the occurrence of significant severe weather conditions; the adequacy of loss and settlement expense reserves; state and federal legislation and regulations; changes in our industry, interest rates or the performance of financial markets and the general economy; rating agency actions and other risks and uncertainties inherent to the Company's business. When the Company uses the words "believe", "expect", "anticipate", "estimate" or similar expressions, the Company intends to identify forward-looking statements. Undue reliance should not be placed on these forward-looking statements.

Management's Report on Internal Control Over Financial Reporting

The management of EMC Insurance Group Inc. and Subsidiaries is responsible for the preparation, integrity and objectivity of the accompanying Consolidated Financial Statements, as well as all other financial information in this report. The Consolidated Financial Statements and the accompanying notes have been prepared in accordance with U.S. generally accepted accounting principles and include amounts that are based on management's estimates and judgments where necessary.

Management is responsible for establishing and maintaining adequate internal control over financial reporting, including safeguarding of assets and reliability of financial records. The Company's internal control structure, designed by or under the supervision of management, includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the Consolidated Financial Statements in accordance with generally accepted accounting principles, and that transactions are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Consolidated Financial Statements. This control structure is further reinforced by a program of internal audits, including audits of the Company's decentralized branch locations, which requires responsive management action.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, adequate internal controls can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Management assessed the effectiveness of the Company's internal control over financial reporting based on criteria established in "Internal Control – Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management believes that, as of December 31, 2006, the Company maintained effective internal control over financial reporting.

The Audit Committee of the Board of Directors is comprised of three outside directors who are independent of the Company's management. The Audit Committee is responsible for the selection of the independent registered public accounting firm. It meets periodically with management, the independent registered public accounting firm, and the internal auditors to ensure that they are carrying out their responsibilities. In addition to reviewing the Company's financial reports, the Audit Committee is also responsible for performing an oversight role by reviewing and monitoring the financial, accounting and auditing procedures of the Company. The independent registered public accounting firm and the internal auditors have full and free access to the Audit Committee, with or without the presence of management, to discuss the adequacy of internal control over financial reporting and any other matters which they believe should be brought to the attention of the Audit Committee.

The Company's financial statements and internal control over financial reporting have been audited by Ernst & Young LLP, an independent registered public accounting firm. Management has made available to Ernst & Young LLP all of the Company's financial records and related data, as well as the minutes of the stockholders' and directors' meetings. Furthermore, management believes that all representations made to Ernst & Young LLP during its audit were valid and appropriate. Their reports with respect to the fairness of presentation of the Company's financial statements and management's assessment and the effectiveness of the Company's internal control over financial reporting appear elsewhere in this annual report.

Bruce G. Kelley
President and Chief Executive Officer

Mark E. Reese
Senior Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Stockholders
EMC Insurance Group Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that EMC Insurance Group Inc. and Subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The management of EMC Insurance Group Inc. and Subsidiaries is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that EMC Insurance Group Inc. and Subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, EMC Insurance Group Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of EMC Insurance Group Inc. and Subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006 of EMC Insurance Group Inc. and Subsidiaries and our report dated March 13, 2007, expressed an unqualified opinion thereon.

Ernst + Young LLP

Des Moines, Iowa
March 13, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
EMC Insurance Group Inc.

We have audited the accompanying consolidated balance sheets of EMC Insurance Group Inc. and Subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of EMC Insurance Group Inc. and Subsidiaries at December 31, 2006 and 2005 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, during 2006 the Company changed its method of accounting for the recognition of share-based compensation expense and the recognition of the funded status of its defined benefit pension and postretirement plans.

We also have audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the effectiveness of EMC Insurance Group Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

Des Moines, Iowa
March 13, 2007

EMC INSURANCE GROUP INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2006	December 31, 2005
ASSETS		
Investments:		
Fixed maturities:		
Securities held-to-maturity, at amortized cost (fair value $5,768,918 and $18,287,704)	$ **5,679,960**	$ 17,927,478
Securities available-for-sale, at fair value (amortized cost $724,943,182 and $740,845,145)	**735,596,894**	753,399,943
Fixed maturity securities on loan:		
Securities held-to-maturity, at amortized cost (fair value $0 and $1,891,504)	**-**	1,866,928
Securities available-for-sale, at fair value (amortized cost $89,841,454 and $41,922,225)	**88,909,477**	41,656,150
Equity securities available-for-sale, at fair value (cost $77,089,044 and $66,115,755)	**112,527,480**	93,343,172
Other long-term investments, at cost	**552,202**	4,269,566
Short-term investments, at cost	**58,053,337**	37,345,456
Total investments	**1,001,319,350**	949,808,693
Balances resulting from related party transactions with Employers Mutual:		
Reinsurance receivables	**37,805,569**	46,372,087
Prepaid reinsurance premiums	**4,807,822**	4,846,084
Deferred policy acquisition costs	**33,662,408**	34,106,217
Defined benefit retirement plan, prepaid asset	**7,836,958**	5,633,370
Other assets	**2,410,120**	2,281,025
Cash	**196,274**	333,048
Accrued investment income	**11,363,814**	10,933,046
Accounts receivable (net of allowance for uncollectible accounts of $0 and $0)	**205,046**	211,595
Income taxes recoverable	**1,888,935**	-
Deferred income taxes	**12,403,141**	13,509,369
Goodwill	**941,586**	941,586
Securities lending collateral	**91,317,719**	44,705,501
Total assets	$ **1,206,158,742**	$ 1,113,681,621

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

	December 31, 2006	December 31, 2005
LIABILITIES		
Balances resulting from related party transactions with Employers Mutual:		
Losses and settlement expenses	$ **548,547,982**	$ 544,051,061
Unearned premiums	**155,653,799**	160,693,288
Other policyholders' funds	**7,320,536**	5,359,116
Surplus notes payable	**36,000,000**	36,000,000
Indebtedness to related party	**18,621,351**	19,899,329
Employee retirement plans	**17,700,372**	13,681,388
Other liabilities	**22,702,661**	21,764,259
Income taxes payable	**-**	5,644,516
Securities lending obligation	**91,317,719**	44,705,501
Total liabilities	**897,864,420**	851,798,458
STOCKHOLDERS' EQUITY		
Common stock, $1 par value, authorized 20,000,000 shares; issued and outstanding, 13,741,663 shares in 2006 and 13,642,705 shares in 2005	**13,741,663**	13,642,705
Additional paid-in capital	**107,016,563**	104,800,407
Accumulated other comprehensive income	**24,934,903**	25,470,039
Retained earnings	**162,601,193**	117,970,012
Total stockholders' equity	**308,294,322**	261,883,163
Total liabilities and stockholders' equity	$ **1,206,158,742**	$ 1,113,681,621

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

All balances presented below, with the exception of investment income, realized investment gains and income tax expense (benefit), are the result of related party transactions with Employers Mutual.

	Year ended December 31,		
	2006	2005	2004
REVENUES			
Premiums earned	**$ 391,615,441**	$ 415,624,746	$ 345,478,461
Investment income, net	**46,691,929**	40,696,243	29,900,203
Realized investment gains	**4,252,289**	3,834,165	4,379,314
Other income	**526,617**	656,846	600,732
	443,086,276	460,812,000	380,358,710
LOSSES AND EXPENSES			
Losses and settlement expenses	**228,452,492**	257,926,493	249,806,210
Dividends to policyholders	**8,663,715**	7,540,547	4,478,169
Amortization of deferred policy acquisition costs	**86,565,031**	92,400,893	75,444,837
Other underwriting expenses	**40,019,494**	40,059,414	32,783,686
Interest expense	**1,112,400**	1,112,400	1,112,400
Other expenses	**1,907,762**	1,662,431	1,162,411
	366,720,894	400,702,178	364,787,713
Income before income tax expense (benefit)	**76,365,382**	60,109,822	15,570,997
INCOME TAX EXPENSE (BENEFIT)			
Current	**21,423,901**	19,782,182	4,583,505
Deferred	**1,394,377**	(2,681,405)	(2,197,191)
	22,818,278	17,100,777	2,386,314
Net income	**$ 53,547,104**	$ 43,009,045	$ 13,184,683
Net income per common share -basic and diluted	**$ 3.91**	$ 3.16	$ 1.10
Average number of common shares outstanding -basic and diluted	**13,710,953**	13,606,203	11,948,710

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,		
	2006	2005	2004
Net income	**$ 53,547,104**	$ 43,009,045	$ 13,184,683
OTHER COMPREHENSIVE INCOME (LOSS)			
Change in unrealized holding gains on investment securities, before deferred income tax expense	**9,896,320**	383,439	13,051,438
Deferred income tax expense	**3,463,712**	134,203	4,568,003
	6,432,608	249,236	8,483,435
Reclassification adjustment for realized investment gains included in net income, before income tax expense	**(4,252,289)**	(3,834,165)	(4,370,215)
Income tax expense	**(1,488,301)**	(1,341,958)	(1,529,575)
	(2,763,988)	(2,492,207)	(2,840,640)
Adjustment for minimum liability associated with Employers Mutual's supplemental retirement plan, before deferred income tax expense (benefit)	**264,823**	(331,468)	-
Deferred income tax expense (benefit)	**92,688**	(116,015)	-
	172,135	(215,453)	-
Other comprehensive income (loss)	**3,840,755**	(2,458,424)	5,642,795
Total comprehensive income	**$ 57,387,859**	$ 40,550,621	$ 18,827,478

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Year ended December 31,		
	2006	2005	2004
COMMON STOCK			
Beginning of year	**$ 13,642,705**	$ 13,568,945	$ 11,501,065
Issuance of common stock through Employers Mutual's incentive stock option plans	**109,511**	73,760	67,880
Redemption of common stock that was invalidly issued through Employers Mutual's incentive stock option plans	**(10,553)**	-	-
Issuance of common stock through follow-on stock offering	**-**	-	2,000,000
End of year	**13,741,663**	13,642,705	13,568,945
ADDITIONAL PAID-IN CAPITAL			
Beginning of year	**104,800,407**	103,467,293	69,113,228
Issuance of common stock through Employers Mutual's incentive stock option plans	**2,243,776**	1,333,114	1,463,980
Stock-based compensation expense associated with Employers Mutual's incentive stock option plans	**178,439**	-	-
Redemption of common stock that was invalidly issued through Employers Mutual's incentive stock option plans	**(206,059)**	-	-
Issuance of common stock through follow-on stock offering	**-**	-	32,890,085
End of year	**107,016,563**	104,800,407	103,467,293
ACCUMULATED OTHER COMPREHENSIVE INCOME			
Beginning of year	**25,470,039**	27,928,463	22,285,668
Change in unrealized gains (losses) on investment securities, net of deferred income tax expense	**3,668,620**	(2,242,971)	5,642,795
Minimum liability associated with Employers Mutual's supplemental retirement plan, net of deferred income tax expense	**172,135**	(215,453)	-
Adjustment for adoption of SFAS No. 158, net of deferred income tax expense	**(4,375,891)**	-	-
End of year	**24,934,903**	25,470,039	27,928,463
RETAINED EARNINGS			
Beginning of year	**117,970,012**	83,508,331	77,850,590
Net income	**53,547,104**	43,009,045	13,184,683
Dividends paid to public stockholders ($.65, $.61, $.60 per share in 2006, 2005 and 2004)	**(3,857,395)**	(3,705,796)	(1,941,181)
Dividends paid to Employers Mutual ($.65, $.61, $.60 per share in 2006, 2005 and 2004)	**(5,058,528)**	(4,596,127)	(5,292,178)
Dividends paid to Employers Mutual (reimbursement for non-GAAP expenses)	**-**	(245,441)	(293,583)
End of year	**162,601,193**	117,970,012	83,508,331
Total stockholders' equity	**$ 308,294,322**	$ 261,883,163	$ 228,473,032

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,		
	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	**$ 53,547,104**	$ 43,009,045	$ 13,184,683
Adjustments to reconcile net income to net cash provided by operating activities:			
Balances resulting from related party transactions with Employers Mutual:			
Losses and settlement expenses	**4,496,921**	28,615,240	55,894,386
Unearned premiums	**(5,039,489)**	(1,545,302)	6,756,758
Other policyholders' funds	**1,961,420**	1,751,700	1,435,215
Indebtedness to related party	**(1,277,978)**	13,840,481	3,883,730
Employee retirement plans	**(4,651,920)**	(827,923)	(2,885,657)
Reinsurance receivables	**8,566,518**	(13,115,515)	(4,595,569)
Prepaid reinsurance premiums	**38,262**	(144,795)	(385,448)
Commission payable	**357,467**	(4,136,359)	2,594,243
Deferred policy acquisition costs	**443,809**	353,101	(1,202,799)
Stock-based compensation plans	**377,294**	-	-
Other, net	**252,985**	1,567,742	(629,924)
Accrued investment income	**(430,768)**	(2,206,754)	(904,640)
Accrued income tax:			
Current	**(7,533,451)**	9,044,001	(6,179,985)
Deferred	**1,394,377**	(2,681,405)	(2,197,191)
Realized investments gains	**(4,252,289)**	(3,834,165)	(4,379,314)
Accounts receivable	**6,549**	5,241	162,587
Amortization of premium/discount on fixed maturity securities	**757,287**	928,373	243,378
	(4,533,006)	27,613,661	47,609,770
Cash provided by the change in the property and casualty insurance subsidiaries' aggregate pool participation percentage	**-**	107,801,259	-
Net cash provided by operating activities	**$ 49,014,098**	$ 178,423,965	$ 60,794,453

CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED

	Year ended December 31,		
	2006	2005	2004
CASH FLOWS FROM INVESTING ACTIVITIES			
Maturities of fixed maturity securities held-to-maturity	**$ 14,100,900**	$ 9,388,335	$ 20,635,775
Purchases of fixed maturity securities available-for-sale	**(122,681,124)**	(581,405,192)	(830,263,629)
Disposals of fixed maturity securities available-for-sale	**90,409,930**	394,555,437	737,364,629
Purchases of equity securities available-for-sale	**(58,996,632)**	(49,154,777)	(52,518,206)
Disposals of equity securities available-for-sale	**51,785,819**	45,430,758	32,685,028
Purchases of other long-term investments	**(300,000)**	(1,049,129)	(3,078,000)
Disposals of other long-term investments	**4,017,364**	2,329,656	2,285,926
Net (purchases) sales of short-term investments	**(20,707,881)**	8,893,397	17,329,211
Net cash used in investing activities	**(42,371,624)**	(171,011,515)	(75,559,266)
CASH FLOWS FROM FINANCING ACTIVITIES			
Balances resulting from related party transactions with Employers Mutual:			
Issuance of common stock through Employers Mutual's incentive stock option plans	**2,353,287**	1,406,874	1,531,860
Redemption of common stock that was invalidly issued through Employers Mutual's incentive stock option plans	**(216,612)**	-	-
Dividends paid to Employers Mutual	**(5,058,528)**	(4,596,127)	(5,292,178)
Dividends paid to Employers Mutual (reimbursement for non-GAAP expense)	**-**	(245,441)	(293,583)
Dividends paid to public stockholders	**(3,857,395)**	(3,705,796)	(1,941,181)
Issuance of common stock through follow-on stock offering	**-**	-	34,890,085
Net cash (used in) provided by financing activities	**(6,779,248)**	(7,140,490)	28,895,003
NET (DECREASE) INCREASE IN CASH	**(136,774)**	271,960	14,130,190
Cash at the beginning of the year	**333,048**	61,088	(14,069,102)
Cash at the end of the year	**$ 196,274**	$ 333,048	$ 61,088
Income taxes paid	**$ 28,957,352**	$ 10,738,181	$ 10,957,163
Interest paid	**$ 1,119,663**	$ 1,118,413	$ 884,310

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

EMC Insurance Group Inc., a 56.6 percent owned subsidiary of Employers Mutual Casualty Company (Employers Mutual), is an insurance holding company with operations in property and casualty insurance and reinsurance. Both commercial and personal lines of insurance are written, with a focus on medium-sized commercial accounts. Approximately 36 percent of the premiums written are in Iowa and contiguous states. The term "Company" is used interchangeably to describe EMC Insurance Group Inc. (Parent Company only) and EMC Insurance Group Inc. and its subsidiaries.

The Company's subsidiaries include EMCASCO Insurance Company, Illinois EMCASCO Insurance Company, Dakota Fire Insurance Company, Farm and City Insurance Company, EMC Reinsurance Company and EMC Underwriters, LLC.

The consolidated financial statements have been prepared on the basis of U.S. generally accepted accounting principles (GAAP), which differ in some respects from those followed in reports to insurance regulatory authorities. All significant inter-company balances and transactions have been eliminated.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Property and Casualty Insurance and Reinsurance Operations

Property and casualty insurance premiums are recognized as revenue ratably over the terms of the respective policies. Unearned premiums are calculated on the daily pro rata method. Both domestic and foreign assumed reinsurance premiums are recognized as revenues ratably over the terms of the contract period. Amounts paid as ceded reinsurance premiums are reported as prepaid reinsurance premiums and are amortized over the remaining contract period in proportion to the amount of reinsurance protection provided. Reinsurance reinstatement premiums are recognized in the same period as the loss event that gave rise to the reinstatement premiums.

Acquisition costs consisting of commissions, premium taxes and other underwriting expenses that vary with and are directly related to the production of business have been deferred and are being amortized as premium revenue is recognized. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value, which gives effect to the premium to be earned, related investment income, losses and settlement expenses and certain other costs expected to be incurred as the premium is earned.

Certain commercial lines of business, primarily workers' compensation, are eligible for policyholder dividends in accordance with provisions of the underlying insurance policies. Net premiums written subject to policyholder dividends represented approximately 60 percent of the Company's total net premiums written in 2006. Policyholder dividends are accrued over the terms of the underlying policies.

Liabilities for losses are based upon case-basis estimates of reported losses, estimates of unreported losses based upon prior experience adjusted for current trends, and estimates of losses expected to be paid under assumed reinsurance contracts. Liabilities for settlement expenses are provided by estimating expenses expected to be incurred in settling the claims provided for in the loss reserves. Changes in estimates are reflected in current operating results (see note 4).

Ceded reinsurance amounts with nonaffiliated reinsurers relating to reinsurance receivables for paid and unpaid losses and settlement expenses and prepaid reinsurance are reported on the balance sheet on a gross basis. Amounts ceded to Employers Mutual relating to the affiliated reinsurance pooling agreement (see note 2) have not been grossed up because the contracts provide that receivables and payables may be offset upon settlement.

Based on current information, the liabilities for losses and settlement expenses are considered to be adequate. Since the provisions are necessarily based on estimates, the ultimate liability may be more or less than such provisions.

Investments

Securities classified as held-to-maturity are purchased with the intent and ability to be held to maturity and are carried at amortized cost. Unrealized holding gains and losses on securities held-to-maturity are not reflected in the financial statements. All other securities have been classified as securities available-for-sale and are carried at fair value, with unrealized holding gains and losses reported as accumulated other comprehensive income in stockholders' equity, net of deferred income taxes. Other long-term investments represent minor ownership interests in limited partnerships and limited liability companies and are carried at cost. Short-term investments represent money market funds and are carried at cost, which approximates fair value.

Premiums and discounts on fixed maturity securities are amortized over the life of the security as an adjustment to yield using the effective interest method. Gains and losses realized on the disposition of investments are included in net income. The cost of investments sold is determined on the specific identification method using the highest cost basis first. Included in investments at December 31, 2006 and 2005 are securities on deposit with various regulatory authorities as required by law amounting to $13,093,900 and $12,929,527, respectively.

The Company regularly monitors its investments that have a fair value that is less than the carrying value for indications of "other-than-temporary" impairment. Several factors are used to determine whether the carrying value of an individual security has been "other-than-temporarily" impaired. Such factors include, but are not limited to, the security's value and performance in the context of the overall markets, length of time and extent the security's fair value has been below carrying value, key corporate events and collateralization of fixed maturity securities. When a security is deemed "other-than-temporarily" impaired, the carrying value is reduced to fair value and a realized loss is recognized and charged to income.

On November 3, 2005 the FASB issued Staff Position No. FAS 115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments", which amended SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities" and nullified certain requirements of EITF Issue 03-1. FAS 115-1 addresses the determination of when an investment is considered impaired, whether that impairment is "other-than-temporary", and the measurement of an impairment loss. FAS 115-1 also includes accounting considerations subsequent to the recognition of an "other-than-temporary" impairment, and requires certain disclosures about unrealized losses that have not been recognized as "other-than-temporary" impairments. FAS 115-1 was effective for reporting periods beginning after December 15, 2005, with earlier application permitted. The Company adopted FAS 115-1 in the first quarter of 2006 through the addition of various impairment analysis procedures, including inquiry of the Company's outside equity manager on their intentions regarding securities that are in an unrealized loss position.

The Company participates in a securities lending program whereby certain fixed maturity securities from the investment portfolio are loaned to other institutions for a short period of time. The Company requires initial collateral equal to 102 percent of the market value of the loaned securities. The collateral is invested by the lending agent, in accordance with the Company's guidelines, and generates fee income for the Company that is recognized ratably over the time period the security is on loan. The securities on loan to others are segregated from the other invested assets on the Company's balance sheet. In accordance with relevant accounting literature, the collateral held by the Company is accounted for as a secured borrowing and is recorded as an asset on the Company's balance sheet, with a corresponding liability reflecting the Company's obligation to return this collateral upon the return of the loaned securities.

Income Taxes

During October 2004, Employers Mutual's ownership of the Company fell below 80 percent upon successful completion of the follow-on stock offering. Accordingly, the Company was no longer included in Employers Mutual's consolidated tax return effective October 1, 2004, and the Company filed a short-period tax return for the period October 1, 2004 through December 31, 2004. Consolidated income taxes/benefits are allocated among the entities based upon separate tax liabilities.

Deferred income taxes are provided for temporary differences between the tax basis of assets and liabilities and the reported amounts of those assets and liabilities for financial reporting purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Income tax expense provisions increase or decrease in the same period in which a change in tax rates is enacted. A valuation allowance is established to reduce deferred tax assets to their net realizable value if it is "more likely than not" that a tax benefit will not be realized.

Stock-Based Compensation

The Company has no stock-based compensation plans of its own; however, Employers Mutual has several stock plans that utilize the common stock of the Company. The Company receives the current fair value for all shares issued under these plans. Under the terms of the pooling agreement (see note 2), stock option expense is allocated to the Company's insurance subsidiaries as determined on a statutory basis of accounting. The Company's insurance subsidiaries reimburse Employers Mutual for their share of the statutory-basis compensation expense (equal to the excess of the fair value of the stock on the option exercise date over the option's exercise price) associated with stock option exercises.

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004) "Share-Based Payment," which is a revision of SFAS No. 123 (as amended by SFAS 148) "Accounting for Stock-Based Compensation" and supersedes Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. Effective January 1, 2006, the Company adopted SFAS 123(R) using the modified prospective method, which requires compensation expense to be recorded for all options granted after the date of adoption as well as for existing options for which the requisite service has not been rendered as of the date of adoption. The modified-prospective method does not require restatement of prior periods to reflect the impact of SFAS 123(R). There was no initial change to net income or stockholders' equity upon the adoption of SFAS 123(R). Under the provisions of SFAS 123(R), the Company recognized compensation expense of $377,294 (gross and net of tax) during 2006 related to incentive stock options and a stock appreciation rights agreement.

Prior to January 1, 2006, under the provisions of APB 25, the Company did not recognize any compensation expense from the operation of Employers Mutual's incentive stock option plans since the exercise price of the options was equal to the fair value of the stock on the date of grant. The statutory-basis compensation expense that was paid by the Company's subsidiaries to Employers Mutual ($245,441 in 2005 and $293,583 in 2004) was reclassified as a dividend payment to Employers Mutual in these GAAP-basis financial statements.

The following table illustrates the effect on net income and net income per share if the Company had applied the fair value recognition provisions of SFAS No. 123 (as amended by SFAS No. 148) "Accounting for Stock-Based Compensation" to Employers Mutual's incentive stock option plans:

	Year ended December 31,	
	2005	2004
Net income, as reported	$ 43,009,045	$ 13,184,683
Deduct: Total stock-based employee compensation expense determined under the fair value method for all awards vesting in the current calendar year	117,710	32,373
Pro forma net income	$ 42,891,335	$ 13,152,310
Net income per share:		
Basic and diluted -		
As reported	$ 3.16	$ 1.10
Pro forma	$ 3.15	$ 1.10

Employee Retirement Plans

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." SFAS 158 requires recognition of the funded status of defined benefit retirement or other postretirement plans as a net asset or liability on the balance sheet, the recognition of future changes in the funded status through other comprehensive income, the measurement of the defined benefit plan assets and obligations as of the end of the employer's fiscal year and enhanced disclosure. The initial recognition of the funded status is reflected as an adjustment to the ending balance of accumulated other comprehensive income. SFAS 158 does not change the method of calculating the net periodic cost that existed under previous guidance. SFAS 158 became effective for the Company on December 31, 2006, except for the requirement to measure assets and obligations as of the end of the Company's fiscal year, which will be effective at December 31, 2008.

The following table provides a detailed breakdown of the initial adjustment to the Company's consolidated balance sheet at December 31, 2006, as a result of adopting SFAS 158:

	Before Application of Statement 158	Adjustments	After Application of Statement 158
Defined benefit retirement plan, prepaid asset	$ 11,665,609	$ (3,828,651)	$ 7,836,958
Deferred income taxes	10,046,893	2,356,248	12,403,141
Total assets	1,207,631,145	(1,472,403)	1,206,158,742
Liability for employee retirement plans	14,796,844	2,903,488	17,700,332
Total liabilities	894,960,932	2,903,488	897,864,420
Accumulated other comprehensive income	29,310,794	(4,375,891)	24,934,903
Total stockholders' equity	312,670,213	(4,375,891)	308,294,322

Foreign Currency Transactions

Included in the underlying reinsurance business assumed by Employers Mutual are reinsurance transactions conducted with foreign cedants denominated in their local functional currencies. In accordance with the revised terms of the quota share agreement (see note 2), the reinsurance subsidiary is assuming all foreign currency exchange gains/losses associated with contracts incepting on January 1, 2006 and thereafter that are subject to the quota share agreement. Previously, the foreign currency exchange gains/losses were retained by Employers Mutual. The balances resulting from these foreign reinsurance transactions are reported in the Company's consolidated balance sheet in U.S. dollars based on the foreign currency exchange rates that existed on December 31, 2006. The balances reported in the Company's 2006 consolidated statement of income that resulted from these foreign reinsurance transactions are reported in U.S. dollars measured at the foreign currency exchange rates that existed at the inception of each reinsurance contract. The foreign currency exchange rate gains/losses resulting from these re-measurements to U.S. dollars are reported as other income/expense in the consolidated statement of income.

Net Income Per Share - Basic and Diluted

The Company's basic and diluted net income per share is computed by dividing net income by the weighted average number of common shares outstanding during each period. As previously noted, the Company receives the current fair value for all shares issued under Employers Mutual's stock plans. As a result, the Company had no potential common shares outstanding during 2006, 2005 and 2004 that would have been dilutive to net income per share.

Goodwill

Goodwill represents the excess of cost over the fair value of net assets of acquired subsidiaries. Goodwill is not amortized, but is subject to annual impairment testing to determine if the carrying value of the goodwill exceeds the estimated fair value of net assets. If the carrying amount of the subsidiary (including goodwill) exceeds the computed fair value, an impairment loss is recognized through earnings equal to the excess amount, but not greater than the balance of the goodwill. An annual impairment test is completed in the fourth quarter of each year and goodwill was not deemed to be impaired in 2006, 2005 or 2004.

New Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments" – an Amendment of FASB Statement Nos. 133 and 140. SFAS 155 simplifies the accounting for certain hybrid financial instruments by permitting fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, and eliminates a restriction on passive derivative instruments that a qualifying special-purpose entity may hold. SFAS 155 is effective for all financial instruments acquired, issued, or subject to a re-measurement (new basis) event occurring in fiscal years that begin after September 15, 2006. Adoption of this statement is not expected to have a material effect on the operating results of the Company.

In June 2006, the FASB issued Interpretation No. 48 "Accounting for Uncertainty in Income Taxes." This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109 "Accounting for Income Taxes." This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance for de-recognition of tax positions, financial statement classification, interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. Adoption of this statement is not expected to have a material effect on the operating results of the Company, as a recently completed assessment of the Company's current tax positions indicated no uncertainties that would warrant different recognition and valuation from that applied in the Company's tax returns.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact this statement will have on its financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS 159 permits reporting entities to choose, at specified election dates, to measure eligible items at fair value (the "fair value option"). The unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. As it relates to the Company's financial reporting, the Company would be permitted to elect fair value recognition of fixed maturity and equity investments currently classified as either available-for-sale or held-to-maturity, and report the unrealized gains and losses from these investments in earnings going forward. Electing the fair value option for an existing held-to-maturity security will not call into question the intent of an entity to hold other fixed maturity securities to maturity in the future. The provisions of this statement are effective beginning with the first fiscal year that begins after November 15, 2007. The Company is currently evaluating the alternatives permitted by this statement and the impact those alternatives would have on its financial statements.

2. AFFILIATION AND TRANSACTIONS WITH AFFILIATES

Property and Casualty Insurance Subsidiaries

The Company's four property and casualty insurance subsidiaries and two subsidiaries and an affiliate of Employers Mutual are parties to reinsurance pooling agreements with Employers Mutual (collectively the "pooling agreement"). Under the terms of the pooling agreement, each company cedes to Employers Mutual all of its insurance business, with the exception of any voluntary reinsurance business assumed from nonaffiliated insurance companies, and assumes from Employers Mutual an amount equal to its participation in the pool. All premiums, losses, settlement expenses, and other underwriting and administrative expenses, excluding the voluntary reinsurance business assumed by Employers Mutual from nonaffiliated insurance companies, are prorated among the parties on the basis of participation in the pool. Employers Mutual negotiates reinsurance agreements that provide protection to the pool and each of its participants, including protection against losses arising from catastrophic events.

Operations of the pool give rise to inter-company balances with Employers Mutual, which are settled on a quarterly basis. The investment and income tax activities of the pool participants are not subject to the pooling agreement. The pooling agreement provides that Employers Mutual will make up any shortfall or difference resulting from an error in its systems and/or computational processes that would otherwise result in the required restatement of the pool participants' financial statements.

The purpose of the pooling agreement is to spread the risk of an exposure insured by any of the pool participants among all the companies. The pooling agreement produces a more uniform and stable underwriting result from year to year for all companies in the pool than might be experienced individually. In addition, each company benefits from the capacity of the entire pool, rather than being limited to policy exposures of a size commensurate with its own assets, and from the wide range of policy forms, lines of insurance written, rate filings and commission plans offered by each of the companies.

On October 20, 2004, the Company successfully completed a follow-on stock offering and sold 2.0 million new shares of its common stock to the public at a price of $18.75 per share. Employers Mutual participated in the stock offering as a selling shareholder and sold 2.1 million shares of the Company's common stock that it previously owned. As a result of these transactions, Employers Mutual's ownership of the Company was reduced from approximately 80.9 percent to approximately 53.7 percent.

Net proceeds to the Company from the follow-on stock offering totaled $34,890,085. These proceeds were contributed to three of the Company's property and casualty insurance subsidiaries in December of 2004 to support a 6.5 percentage point increase in the Company's aggregate participation in the pooling agreement effective January 1, 2005. As a result of this change, the Company's aggregate participation in the pooling agreement increased from 23.5 percent to 30.0 percent and Employers Mutual's participation decreased from 65.5 percent to 59.0 percent. In connection with this change in pool participation, the Company's liabilities increased $115,042,355 and invested assets increased $108,798,583. The Company reimbursed Employers Mutual $6,518,735 for expenses that were incurred to generate the additional business assumed by the Company, but this expense was offset by an increase in deferred policy acquisition costs. The Company also received $274,963 in interest income from Employers Mutual as the actual cash transfer did not occur until February 15, 2005.

In addition to changing the individual pool participation percentages of Employers Mutual and three of the Company's property and casualty insurance subsidiaries, the pooling agreement was amended effective January 1, 2005 to comply with certain conditions established by the Iowa Insurance Department and A.M. Best Company. These amendments: (1) provide for a fixed term of three years commencing January 1, 2005 and continuing until December 31, 2007, during which period the pooling agreement may not be terminated and the revised participation interests will not be further amended, absent the occurrence of a material event not in the ordinary course of business that could reasonably be expected to impact the appropriateness of the participation interests in the pool; (2) provide that if a pool participant becomes insolvent, or is otherwise subject to liquidation or receivership proceedings, each of the other participants will, on a pro rata basis, adjust their assumed portions of the pool liabilities in order to assume in full the liabilities of the impaired participant, subject to compliance with all regulatory requirements applicable to such adjustment under the laws of all states in which the participants are domiciled; (3) clarify that all development on prior years' outstanding losses and settlement expenses of the participants will remain in the pool and be pro rated pursuant to the pooling agreement; and (4) clarify that all liabilities incurred prior to a participant withdrawing from the pool, and associated with such withdrawing participant, shall remain a part of the pool and subject to the pooling agreement.

During 2004, the Company's wholly-owned subsidiary, Farm and City Insurance Company, discontinued writing new nonstandard risk automobile insurance business and began instituting non-renewal procedures on all existing business. The effective dates for these actions were determined by the requirements of the six states in which it conducted business and the terms of the individual policies. Farm and City has completed its non-renewal procedures in all states, with the last policy expiring in January 2006. Farm and City will continue to participate in the pooling agreement even though it no longer writes direct insurance business. Discontinuance of the nonstandard risk automobile insurance business did not have a material impact on the Company's results of operations.

Reinsurance Subsidiary

The Company's reinsurance subsidiary assumes a 100 percent quota share portion of Employers Mutual's assumed reinsurance business, exclusive of certain reinsurance contracts. This includes all premiums and related losses and settlement expenses of this business, subject to a maximum loss of $2,000,000 per event ($1,500,000 in 2005 and 2004). The reinsurance subsidiary does not directly reinsure any of the insurance business written by Employers Mutual; however, the reinsurance subsidiary assumes reinsurance business from the Mutual Reinsurance Bureau (MRB) pool and this pool provides a small amount of reinsurance protection to the EMC Insurance Companies. As a result, the reinsurance subsidiary's assumed exposures include a small portion of the EMC Insurance Companies' direct business, after ceded reinsurance protections purchased by the MRB pool are applied. In addition, the reinsurance subsidiary does not reinsure any "involuntary" facility or pool business that Employers Mutual assumes pursuant to state law. Operations of the quota share agreement give rise to inter-company balances with Employers Mutual, which are settled on a quarterly basis. The investment and income tax activities of the reinsurance subsidiary are not subject to the quota share agreement.

Premiums assumed by the reinsurance subsidiary from Employers Mutual amounted to $66,268,178, $92,588,093 and $97,637,066 in 2006, 2005 and 2004, respectively. The large decline in 2006 is primarily attributed to Employers Mutual's reduced participation in the MRB pool (see note 3). It is customary in the reinsurance business for the assuming company to compensate the ceding company for the acquisition expenses incurred in the generation of the business. Commissions paid by the reinsurance subsidiary to Employers Mutual amounted to $15,650,305, $21,508,620 and $20,621,898 in 2006, 2005 and 2004, respectively.

Effective January 1, 2006, the terms of the quota share agreement between Employers Mutual and the reinsurance subsidiary were revised. The majority of the changes were prompted by the significant amount of hurricane losses retained by Employers Mutual during the severe 2005 hurricane season; however, other changes were made to simplify and clarify the terms and conditions of the quota share agreement. The revised terms of the quota share agreement for 2006 are as follows: (1) the reinsurance subsidiary's retention, or cap, on losses assumed per event increased from $1,500,000 to $2,000,000; (2) the cost of the $2,000,000 cap on losses assumed per event is treated as a reduction to premiums written rather than commission expense; (3) the reinsurance subsidiary no longer directly pays for the outside reinsurance protection that Employers Mutual purchases to protect itself from catastrophic losses on the assumed reinsurance business it retains in excess of the cap, and instead pays a higher premium rate (previously accounted for as commission); and (4) the reinsurance subsidiary assumes all foreign currency exchange gain/loss associated with contracts incepting on January 1, 2006 and thereafter that are subject to the quota share agreement. For 2006, the premium rate paid by the reinsurance subsidiary to Employers Mutual was 10.50 percent of premiums written. The corresponding rate for 2005 was approximately 8.50 percent (4.50 percent override commission rate plus approximately 4.00 percent for the cost of the outside reinsurance protection). The net foreign currency exchange loss assumed by the reinsurance subsidiary in 2006 was $61,055.

Under the terms of the quota share agreement, the reinsurance subsidiary receives reinstatement premium income that is collected by Employers Mutual from the ceding companies when reinsurance coverage is reinstated after a loss event; however, the cap on losses assumed per event contained in the quota share agreement is automatically reinstated without cost. This arrangement can produce unusual underwriting results for the reinsurance subsidiary when a large event occurs because the reinstatement premium income received by the reinsurance subsidiary may approximate, or exceed, the amount of losses retained.

During 2006, Employers Mutual retained 10.5 percent of the gross assumed premiums written subject to cession to the reinsurance subsidiary ($7,774,480) as compensation for the $2,000,000 cap on losses assumed per event. In 2005 and 2004, the reinsurance subsidiary paid Employers Mutual override commissions of $4,166,464 and $4,393,668 for the $1,500,000 cap per event, and also paid for 100 percent of the outside reinsurance protection Employers Mutual purchased to protect itself from catastrophic losses on the assumed reinsurance business it retained in excess of the cap, excluding reinstatement premiums. This cost was recorded as a reduction to the premiums received by the reinsurance subsidiary and amounted to $3,695,833 and $3,626,833 in 2005 and 2004, respectively. The reinsurance subsidiary's premiums earned for 2006 reflect a reduction of $508,333 associated with the runoff of the unearned premium from the outside reinsurance protection purchased in 2005, which expired on April 30, 2006. Employers Mutual retained losses and settlement expenses under the quota share agreement totaling $1,029,236 in 2006, $28,682,084 in 2005 and $11,277,246 in 2004.

Services Provided by Employers Mutual

Employers Mutual provides various services to all of its subsidiaries and affiliates. Such services include data processing, claims, financial, actuarial, auditing, marketing and underwriting. Employers Mutual allocates a portion of the cost of these services to the subsidiaries that do not participate in the pooling agreement based upon a number of criteria, including usage and number of transactions. The remaining costs are charged to the pooling agreement and each pool participant shares in the total cost in accordance with its pool participation percentage. Costs allocated to the Company by Employers Mutual for services provided to the holding company and its subsidiaries that do not participate in the pooling agreement amounted to $2,081,688, $1,829,565 and $2,118,411 in 2006, 2005 and 2004, respectively. Costs allocated to the Company through the operation of the pooling agreement amounted to $89,055,823, $82,782,802 and $73,305,162 in 2006, 2005 and 2004, respectively.

Investment expenses are based on actual expenses incurred by the Company plus an allocation of other investment expenses incurred by Employers Mutual, which is based on a weighted average of total invested assets and number of investment transactions. Investment expenses allocated to the Company by Employers Mutual amounted to $1,310,193, $1,011,370 and $699,807 in 2006, 2005 and 2004, respectively.

3. REINSURANCE

The parties to the pooling agreement cede insurance business to other insurers in the ordinary course of business for the purpose of limiting their maximum loss exposure through diversification of their risks. In its consolidated financial statements, the Company treats risks to the extent they are reinsured as though they were risks for which the Company is not liable. Insurance ceded by the pool participants does not relieve their primary liability as the originating insurers. Employers Mutual evaluates the financial condition of the reinsurers of the parties to the pooling agreement and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of the reinsurers to minimize exposure to significant losses from reinsurer insolvencies.

As of December 31, 2006, reinsurance ceded to two nonaffiliated reinsurers aggregated $21,088,937, which represents a significant portion of the total prepaid reinsurance premiums and reinsurance receivables for losses and settlement expenses. These amounts reflect the property and casualty insurance subsidiaries' aggregate pool participation percentage of amounts ceded by Employers Mutual to these organizations on a mandatory basis. Credit risk associated with these amounts is minimal, as all companies participating in these organizations are responsible for the liabilities of such organizations on a pro rata basis.

The effect of reinsurance on premiums written and earned, and losses and settlement expenses incurred, for the three years ended December 31, 2006 is presented below.

	Year ended December 31,		
	2006	2005	2004
Premiums written			
Direct	**$ 191,515,607**	$ 187,484,611	$ 191,823,068
Assumed from nonaffiliates	**3,414,423**	4,537,413	4,125,092
Assumed from affiliates	**408,950,067**	463,777,028	366,224,505
Ceded to nonaffiliates	**(26,112,282)**	(25,080,441)	(18,445,768)
Ceded to affiliates	**(191,515,607)**	(187,484,611)	(191,823,068)
Net premiums written	**$ 386,252,208**	$ 443,234,000	$ 351,903,829
Premiums earned			
Direct	**$ 188,426,941**	$ 186,933,086	$ 197,051,604
Assumed from nonaffiliates	**3,697,564**	4,455,928	3,933,665
Assumed from affiliates	**414,068,427**	435,085,847	359,605,116
Ceded to nonaffiliates	**(26,150,550)**	(23,917,029)	(18,060,320)
Ceded to affiliates	**(188,426,941)**	(186,933,086)	(197,051,604)
Net premiums earned	**$ 391,615,441**	$ 415,624,746	$ 345,478,461
Losses and settlement expenses incurred			
Direct	**$ 95,639,897**	$ 137,398,803	$ 132,616,303
Assumed from nonaffiliates	**2,545,606**	7,082,993	2,897,364
Assumed from affiliates	**233,284,454**	280,482,249	258,134,261
Ceded to nonaffiliates	**(7,377,568)**	(29,638,749)	(11,225,415)
Ceded to affiliates	**(95,639,897)**	(137,398,803)	(132,616,303)
Net losses and settlement expenses incurred	**$ 228,452,492**	$ 257,926,493	$ 249,806,210

For 2006, premiums written and earned assumed from affiliates, and losses and settlement expenses incurred assumed from affiliates, reflect a reduction in Employers Mutual's participation in the MRB pool. The board of directors of the MRB pool approved the admission of two new assuming companies to the pool effective January 1, 2006. This reduced Employers Mutual's participation in the pool from a one-third share to an approximate one-fifth share (one company is only assuming property exposures). The premiums written assumed from affiliates and net premiums written amounts for 2006 also include a negative $3,440,024 portfolio adjustment which serves as an offset to the decrease in unearned premiums recognized in connection with this change in participation.

The large increases in net premiums written and earned, and net losses and settlement expenses incurred, in 2005 reflect the increase in the Company's aggregate participation interest in the pooling agreement. The premiums written assumed from affiliates and net premiums written amounts for 2005 also include a $29,630,612 portfolio adjustment which serves as an offset to the increase in unearned premiums recognized in connection with the change in pool participation (see note 2).

4. LIABILITY FOR LOSSES AND SETTLEMENT EXPENSES

The following table sets forth a reconciliation of beginning and ending reserves for losses and settlement expenses of the Company. Amounts presented are on a net basis, with a reconciliation of beginning and ending reserves to the gross amounts presented in the consolidated financial statements.

	Year ended December 31,		
	2006	2005	2004
Gross reserves at beginning of year	**$ 544,051,061**	$ 429,677,302	$ 373,782,916
Ceded reserves at beginning of year	**(42,650,556)**	(25,358,320)	(20,666,429)
Net reserves at beginning of year, before adjustment	**501,400,505**	404,318,982	353,116,487
Adjustment to beginning reserves due to change in pool participation	**-**	78,818,305	-
Net reserves at beginning of year, after adjustment	**501,400,505**	483,137,287	353,116,487
Incurred losses and settlement expenses			
Provision for insured events of the current year	**270,368,747**	273,334,396	229,667,776
Increase (decrease) in provision for insured events of prior years	**(41,916,255)**	(15,407,903)	20,138,434
Total incurred losses and settlement expenses	**228,452,492**	257,926,493	249,806,210
Payments			
Losses and settlement expenses attributable to insured events of the current year	**92,061,399**	99,998,372	83,530,727
Losses and settlement expenses attributable to insured events of prior years	**125,042,454**	139,664,903	115,072,988
Total payments	**217,103,853**	239,663,275	198,603,715
Net reserves at end of year	**512,749,144**	501,400,505	404,318,982
Ceded reserves at end of year	**35,608,811**	42,650,556	25,358,320
Gross reserves at end of year, before foreign currency re-valuation	**548,357,955**	544,051,061	429,677,302
Re-valuation due to foreign currency exchange rates	**190,027**	-	-
Gross reserves at end of year	**$ 548,547,982**	$ 544,051,061	$ 429,677,302

Underwriting results of the Company are significantly influenced by the estimates of loss and settlement expense reserves. Changes in reserve estimates are reflected in operating results in the year such changes are recorded. The property and casualty insurance segment experienced favorable development on prior years' reserves in 2006 and 2005, but adverse development in 2004, while the reinsurance segment experienced favorable development in all three years presented.

2006 Development

For the property and casualty insurance segment, the December 31, 2006 estimate of loss and settlement expense reserves for accident years 2005 and prior decreased $32,255,312 from the estimate at December 31, 2005. This decrease represents 7.9 percent of the December 31, 2005 carried reserves and is primarily attributed to the final settlement of closed claims.

For the reinsurance segment, the December 31, 2006 estimate of loss and settlement expense reserves for accident years 2005 and prior decreased $9,660,943 from the estimate at December 31, 2005. This decrease represents 7.2 percent of the December 31, 2005 carried reserves and is largely attributed to the 2004 and 2005 accident years in the HORAD book of business.

2005 Development

For the property and casualty insurance segment, the December 31, 2005 estimate of loss and settlement expense reserves for accident years 2004 and prior decreased $14,808,375 from the estimate at December 31, 2004. This decrease represents 4.8 percent of the December 31, 2004 carried reserves and is primarily attributed to downward development of individual case loss reserves and settlement expense reserves. In addition, during the fourth quarter the Company reallocated a portion of a bulk case loss reserve carried in the workers' compensation line of business to various components of the loss and settlement expense reserve for the other liability line of business (IBNR, asbestos and settlement expense) and eliminated the remainder, resulting in $2,145,000 of favorable development.

For the reinsurance segment, the December 31, 2005 estimate of loss and settlement expense reserves for accident years 2004 and prior decreased $599,528 from the estimate at December 31, 2004. This decrease represents 0.5 percent of the December 31, 2004 carried reserves and is attributed to the HORAD book of business.

2004 Development

For the property and casualty insurance segment, the December 31, 2004 estimate of loss and settlement expense reserves for accident years 2003 and prior increased $23,738,375 from the estimate at December 31, 2003. This increase represents 9.4 percent of the December 31, 2003 carried reserves and is attributed to a combination of newly reported claims in excess of carried IBNR loss reserves ($14,758,000), development on case loss reserves of previously reported claims ($11,037,000), bulk reserve strengthening ($2,350,000), and settlement expense reserve increases resulting from increases in case loss reserves ($6,209,000). This adverse development was partially offset by $10,437,000 of reinsurance recoveries associated with the case loss reserve development and IBNR emergence. Substantial case loss reserve strengthening performed at the Company's branch offices, primarily in the workers' compensation and other liability lines of business, is the underlying reason for the adverse reserve development. The economic factors behind this case loss reserve strengthening include, most notably, an increase in workers' compensation claim severity, increases in construction defect claim activity, the occurrence of several large umbrella claims and increasing legal expenses in the other liability line of business.

For the reinsurance segment, the December 31, 2004 estimate of loss and settlement expense reserves for accident years 2003 and prior decreased $3,599,941 from the estimate at December 31, 2003. This decrease represents 3.1 percent of the December 31, 2003 carried reserves and is primarily from reported policy year 2003 losses for property, casualty and multi-line classes that were below 2003 implicit projections.

5. ASBESTOS AND ENVIRONMENTAL RELATED CLAIMS

The Company has exposure to asbestos and environmental related claims associated with the insurance business written by the parties to the pooling agreement and the reinsurance business assumed from Employers Mutual by the reinsurance subsidiary. These exposures are not considered to be significant. Asbestos and environmental losses paid by the Company have averaged only $363,986 per year over the past five years. Reserves for asbestos and environmental related claims for direct insurance and assumed reinsurance business totaled $7,288,116 and $6,895,641 at December 31, 2006 and 2005, respectively.

At present, the Company is defending approximately 600 asbestos bodily injury lawsuits, some of which involve multiple plaintiffs. Most of these defenses are subject to express reservation of rights based upon the lack of an injury within the Company's policy periods, because many asbestos lawsuits do not specifically allege dates of asbestos exposure or dates of injury. During 2003, as a direct result of proposed federal legislation in the areas of asbestos and class action reform, the Company was presented with several hundred additional lawsuits filed against three former policyholders representing approximately 66,500 claims related to exposure to asbestos or products containing asbestos. These claims are based upon nonspecific asbestos exposure and nonspecific injuries. As a result, management did not establish a significant amount of case loss reserves associated with these claims. At December 31, 2006, approximately 25,000 plaintiff cases remain open. Four former policyholders and one current policyholder dominate the Company's asbestos claims. To date, actual losses paid have been minimal due to the plaintiffs' failure to identify an exposure to any asbestos-containing product associated with the Company's policyholders. Defense costs, on the other hand, have increased due to the large number of parties involved in the litigation and the length of time required to obtaining a favorable judgment. The Company believes its settlement expense reserve adequately provides for these increased expenses. Whenever possible, the Company has participated in cost sharing agreements with other insurance companies to reduce overall asbestos claim expenses.

Estimating loss and settlement expense reserves for asbestos and environmental claims is very difficult due to the many uncertainties surrounding these types of claims. These uncertainties exist because the assignment of responsibility varies widely by state and claims often emerge long after a policy has expired, which makes assignment of damages to the appropriate party and to the time period covered by a particular policy difficult. In establishing reserves for these types of claims, management monitors the relevant facts concerning each claim, the current status of the legal environment, social and political conditions, and claim history and trends within the Company and the industry.

6. STATUTORY INFORMATION AND DIVIDEND RESTRICTIONS

The Company's insurance subsidiaries are required to file financial statements with state regulatory authorities. The accounting principles used to prepare these statutory financial statements follow prescribed or permitted accounting practices that differ from GAAP. Prescribed statutory accounting principles include state laws, regulations and general administrative rules issued by the state of domicile, as well as a variety of publications and manuals of the National Association of Insurance Commissioners (NAIC). Permitted accounting practices encompass all accounting practices not prescribed, but allowed by the state of domicile. The Company's insurance subsidiaries had no permitted accounting practices during 2006, 2005 and 2004.

Statutory surplus of the Company's insurance subsidiaries was $310,279,721 and $259,026,263 at December 31, 2006 and 2005, respectively. Statutory net income of the Company's insurance subsidiaries was $57,701,796, $40,736,759 and $11,878,844 for 2006, 2005 and 2004, respectively.

The NAIC utilizes a risk-based capital model to help state regulators assess the capital adequacy of insurance companies and identify insurers that are in, or are perceived as approaching, financial difficulty. This model establishes minimum capital needs based on the risks applicable to the operations of the individual insurer. The risk-based capital requirements for property and casualty insurance companies measure three major areas of risk: asset risk, credit risk and underwriting risk. Companies having less statutory surplus than required by the risk-based capital requirements are subject to varying degrees of regulatory scrutiny and intervention, depending on the severity of the inadequacy. At December 31, 2006, the Company's insurance subsidiaries had total adjusted statutory capital of $310,279,721, which is well in excess of the minimum risk-based capital requirement of $52,753,424.

The amount of retained earnings of the Company's insurance subsidiaries available for distribution as dividends are limited by law to a percentage of the statutory unassigned surplus of each of the subsidiaries as of the previous December 31, as determined in accordance with accounting practices prescribed by insurance regulatory authorities of the state of domicile of each subsidiary. Subject to this limitation, the maximum dividend that may be paid within a 12 month period without prior approval of the insurance regulatory authorities is generally restricted to the greater of 10 percent of statutory surplus as regards policyholders as of the preceding December 31, or net income of the preceding calendar year on a statutory basis, not greater than earned statutory surplus. At December 31, 2006, $57,701,796 was available for distribution to the Company in 2007 without prior approval.

7. SEGMENT INFORMATION

The Company's operations consist of a property and casualty insurance segment and a reinsurance segment. The property and casualty insurance segment writes both commercial and personal lines of insurance, with a focus on medium-sized commercial accounts. The reinsurance segment provides reinsurance for other insurers and reinsurers. The segments are managed separately due to differences in the insurance products sold and the business environment in which they operate. The accounting policies of the segments are described in note 1, Summary of Significant Accounting Policies.

Summarized financial information for the Company's segments is as follows:

Year ended December 31, 2006	Property and casualty insurance	Reinsurance	Parent company	Consolidated
Premiums earned	$ 318,416,718	$ 73,198,723	$ -	$ 391,615,441
Underwriting gain	22,401,468	5,513,241	-	27,914,709
Net investment income	34,310,739	12,116,726	264,464	46,691,929
Realized investment gains	4,026,538	225,751	-	4,252,289
Other income	526,617	-	-	526,617
Interest expense	772,500	339,900	-	1,112,400
Other expenses	1,065,324	61,055	781,383	1,907,762
Income (loss) before income tax expense (benefit)	$ 59,427,538	$ 17,454,763	$ (516,919)	$ 76,365,382
Assets	$ 925,982,451	$ 274,017,436	$ 308,492,536	$ 1,508,492,423
Eliminations	-	-	(302,723,950)	(302,723,950)
Reclassifications	-	(94,816)	485,085	390,269
Net assets	$ 925,982,451	$ 273,922,620	$ 6,253,671	$ 1,206,158,742

Year ended December 31, 2005	Property and casualty insurance	Reinsurance	Parent company	Consolidated
Premiums earned	$ 321,164,542	$ 94,460,204	$ -	$ 415,624,746
Underwriting gain	9,184,117	8,513,282	-	17,697,399
Net investment income	29,694,641	10,783,434	218,168	40,696,243
Realized investment gains (losses)	3,803,585	36,205	(5,625)	3,834,165
Other income	656,846	-	-	656,846
Interest expense	772,500	339,900	-	1,112,400
Other expenses	821,511	-	840,920	1,662,431
Income (loss) before income tax expense (benefit)	$ 41,745,178	$ 18,993,021	$ (628,377)	$ 60,109,822
Assets	$ 837,933,744	$ 272,388,433	$ 262,099,903	$ 1,372,422,080
Eliminations	-	-	(258,380,998)	(258,380,998)
Reclassifications	(120,633)	-	(238,828)	(359,461)
Net assets	$ 837,813,111	$ 272,388,433	$ 3,480,077	$ 1,113,681,621

Year ended December 31, 2004	Property and casualty insurance	Reinsurance	Parent company	Consolidated
Premiums earned	$ 250,034,561	$ 95,443,900	$ -	$ 345,478,461
Underwriting gain (loss)	(32,261,993)	15,227,552	-	(17,034,441)
Net investment income	20,236,342	9,498,925	164,936	29,900,203
Realized investment gains	3,270,862	1,108,452	-	4,379,314
Other income	600,732	-	-	600,732
Interest expense	772,500	339,900	-	1,112,400
Other expenses	495,783	-	666,628	1,162,411
Income (loss) before income tax expense (benefit)	$ (9,422,340)	$ 25,495,029	$ (501,692)	$ 15,570,997

The following table displays the net premiums earned of the property and casualty insurance segment and the reinsurance segment for the three years ended December 31, 2006, by line of insurance.

	Year ended December 31,		
	2006	2005	2004
Property and casualty insurance segment			
Commercial lines:			
Automobile	**$ 71,467,542**	$ 72,417,154	$ 56,557,217
Property	**61,428,919**	60,284,142	45,718,321
Workers' compensation	**60,393,515**	61,986,051	48,161,493
Liability	**69,499,230**	66,030,019	49,515,505
Other	**8,221,362**	7,226,321	4,530,586
Total commercial lines	**271,010,568**	267,943,687	204,483,122
Personal lines:			
Automobile	**25,118,055**	29,457,545	26,577,794
Property	**21,656,438**	23,161,197	18,519,312
Liability	**631,657**	602,113	454,333
Total personal lines	**47,406,150**	53,220,855	45,551,439
Total property and casualty insurance	**$ 318,416,718**	$ 321,164,542	$ 250,034,561
Reinsurance segment			
Pro rata reinsurance:			
Property and casualty	**$ 10,900,235**	$ 19,156,254	$ 20,949,377
Property	**13,087,674**	16,620,046	13,613,470
Crop	**4,259,551**	3,969,105	4,023,854
Casualty	**1,435,813**	1,001,623	955,605
Marine/Aviation	**2,962,231**	7,224,739	11,095,736
Total pro rata reinsurance	**32,645,504**	47,971,767	50,638,042
Excess-of-loss reinsurance:			
Property	**28,071,206**	30,465,005	26,855,018
Casualty	**12,452,208**	16,069,819	17,356,513
Surety	**29,805**	(46,387)	594,327
Total excess-of-loss reinsurance	**40,553,219**	46,488,437	44,805,858
Total reinsurance	**$ 73,198,723**	$ 94,460,204	$ 95,443,900
Consolidated	**$ 391,615,441**	$ 415,624,746	$ 345,478,461

8. INVESTMENTS

Investments of the Company's insurance subsidiaries are subject to the insurance laws of the state of their incorporation. These laws prescribe the kind, quality and concentration of investments that may be made by insurance companies. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks and real estate mortgages. The Company believes that it is in compliance with these laws.

The amortized cost and estimated fair value of securities held-to-maturity and available-for-sale as of December 31, 2006 and 2005 are as follows. The estimated fair value is based on quoted market prices, where available, or on values obtained from independent pricing services.

December 31, 2006	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Securities held-to-maturity:				
Fixed maturity securities:				
U.S. treasury securities and obligations of U.S. government corporations and agencies	$ 4,996,845	$ 46,386	$ -	$ 5,043,231
Mortgage-backed securities	683,115	42,572	-	725,687
Total securities held-to-maturity	$ 5,679,960	$ 88,958	$ -	$ 5,768,918
Securities available-for-sale:				
Fixed maturity securities:				
U.S. treasury securities and obligations of U.S. government corporations and agencies	$ 427,412,485	$ 329,948	$ 5,598,414	$ 422,144,019
Obligations of states and political subdivisions	258,311,579	11,011,346	8,920	269,314,005
Mortgage-backed securities	18,316,236	880,460	93,506	19,103,190
Public utilities	6,003,305	329,532	-	6,332,837
Debt securities issued by foreign governments	6,904,081	71,495	17,930	6,957,646
Corporate securities	97,836,950	3,309,417	491,693	100,654,674
Total fixed maturity securities	814,784,636	15,932,198	6,210,463	824,506,371
Equity securities:				
Common stocks	68,589,044	35,609,868	462,732	103,736,180
Non-redeemable preferred stocks	8,500,000	291,300	-	8,791,300
Total equity securities	77,089,044	35,901,168	462,732	112,527,480
Total securities available-for-sale	$ 891,873,680	$ 51,833,366	$ 6,673,195	$ 937,033,851

December 31, 2005	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Securities held-to-maturity:				
Fixed maturity securities:				
U.S. treasury securities and obligations of U.S. government corporations and agencies	$ 19,011,338	$ 327,633	$ -	$ 19,338,971
Mortgage-backed securities	783,068	57,169	-	840,237
Total securities held-to-maturity	$ 19,794,406	$ 384,802	$ -	$ 20,179,208
Securities available-for-sale:				
Fixed maturity securities:				
U.S. treasury securities and obligations of U.S. government corporations and agencies	$ 387,277,930	$ 298,231	$ 4,221,774	$ 383,354,387
Obligations of states and political subdivisions	250,974,764	10,382,435	41,503	261,315,696
Mortgage-backed securities	9,861,292	357,398	6,279	10,212,411
Public utilities	6,003,943	483,199	-	6,487,142
Debt securities issued by foreign governments	7,044,457	97,771	16,115	7,126,113
Corporate securities	121,604,984	6,084,022	1,128,662	126,560,344
Total fixed maturity securities	782,767,370	17,703,056	5,414,333	795,056,093
Equity securities:				
Common stocks	62,615,755	27,758,728	594,311	89,780,172
Non-redeemable preferred stocks	3,500,000	63,000	-	3,563,000
Total equity securities	66,115,755	27,821,728	594,311	93,343,172
Total securities available-for-sale	$ 848,883,125	$ 45,524,784	$ 6,008,644	$ 888,399,265

The following table sets forth the estimated fair value and gross unrealized losses associated with investment securities that were in an unrealized loss position as of December 31, 2006 and 2005, listed by length of time the securities have been in an unrealized loss position.

December 31, 2006	Less than twelve months		Twelve months or longer		Total	
Description of securities	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 78,201,617	$ 398,385	$ 304,240,856	$ 5,200,029	$ 382,442,473	$ 5,598,414
Obligations of states and political subdivisions	3,042,105	8,920	-	-	3,042,105	8,920
Mortgage-backed securities	-	-	8,037,355	93,506	8,037,355	93,506
Debt securities issued by foreign governments	5,887,238	17,930	-	-	5,887,238	17,930
Corporate securities	6,201,430	23,085	23,742,423	468,608	29,943,853	491,693
Subtotal, fixed maturity securities	93,332,390	448,320	336,020,634	5,762,143	429,353,024	6,210,463
Common stocks	14,207,805	462,732	-	-	14,207,805	462,732
Total temporarily impaired securities	$ 107,540,195	$ 911,052	$ 336,020,634	$ 5,762,143	$ 443,560,829	$ 6,673,195

December 31, 2005	Less than twelve months		Twelve months or longer		Total	
Description of securities	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 273,204,392	$ 3,739,141	$ 29,008,750	$ 482,633	$ 302,213,142	$ 4,221,774
Obligations of states and political subdivisions	12,444,559	33,174	2,013,080	8,329	14,457,639	41,503
Mortgage-backed securities	4,707,707	6,279	-	-	4,707,707	6,279
Debt securities issued by foreign governments	6,029,788	16,115	-	-	6,029,788	16,115
Corporate securities	33,153,944	1,109,938	802,516	18,724	33,956,460	1,128,662
Subtotal, fixed maturity securities	329,540,390	4,904,647	31,824,346	509,686	361,364,736	5,414,333
Common stocks	11,411,999	540,390	645,638	53,921	12,057,637	594,311
Total temporarily impaired securities	$ 340,952,389	$ 5,445,037	$ 32,469,984	$ 563,607	$ 373,422,373	$ 6,008,644

Unrealized losses on fixed maturity securities totaled $6,210,463 at December 31, 2006. The unrealized losses on U.S. treasury securities and government obligations, obligations of states and political subdivisions, mortgage-backed securities and debt securities issued by foreign governments were all primarily caused by an increase in interest rates. Because the Company has both the ability and intent to hold these fixed maturity securities until maturity, it was determined that the carrying value of these securities was not "other-than-temporarily" impaired at December 31, 2006.

The unrealized losses on corporate securities at December 31, 2006 include $55,572 of unrealized losses on General Motors Acceptance Corporation (GMAC) fixed maturity securities that have been in an unrealized loss position for more than twelve months, and $12,066 of unrealized losses on Sears Roebuck Acceptance Corporation fixed maturity securities that have been in an unrealized loss position for less than twelve months. These securities were downgraded to non-investment grade by credit rating agencies. The Company believes that it will collect all interest and principal payments due on these securities. Because the Company has both the ability and intent to hold these fixed maturity securities until maturity, it was determined that the carrying value of these securities was not "other-than-temporarily" impaired at December 31, 2006.

The unrealized losses on common stocks at December 31, 2006 are not concentrated in a particular sector or an individual security. The Company believes the unrealized losses are primarily due to general fluctuations in the stock markets and does not consider these securities to be "other-than-temporarily" impaired at December 31, 2006.

The amortized cost and estimated fair value of fixed maturity securities at December 31, 2006, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

	Amortized cost	Estimated fair value
Securities held-to-maturity:		
Due in one year or less	$ 4,000,000	$ 4,033,816
Due after one year through five years	-	-
Due after five years through ten years	996,845	1,009,415
Due after ten years	-	-
Mortgage-backed securities	683,115	725,687
Totals	$ 5,679,960	$ 5,768,918
Securities available-for-sale:		
Due in one year or less	$ 46,465,298	$ 46,632,528
Due after one year through five years	119,312,145	121,188,693
Due after five years through ten years	310,379,860	307,828,046
Due after ten years	320,311,097	329,753,914
Mortgage-backed securities	18,316,236	19,103,190
Totals	$ 814,784,636	$ 824,506,371

The mortgage-backed securities shown in the above tables include $1,593,938 of securities issued by government corporations and agencies. Investment yields may vary from those anticipated due to changes in the prepayment patterns of the underlying collateral.

A summary of realized investment gains and losses is as follows:

	Year ended December 31,		
	2006	2005	2004
Fixed maturity securities			
held-to-maturity: (1)			
Gross realized investment gains	**$ -**	$ -	$ 9,099
Gross realized investment losses	**-**	-	-
Fixed maturity securities			
available-for-sale: (2)			
Gross realized investment gains	**489,813**	1,037,489	5,188,496
Gross realized investment losses	**-**	(5,625)	(1,576,462)
Equity securities			
available-for-sale: (3)			
Gross realized investment gains	**7,751,897**	5,245,640	2,784,039
Gross realized investment losses	**(3,989,421)**	(2,443,339)	(2,025,858)
Totals	**$ 4,252,289**	$ 3,834,165	$ 4,379,314

(1) Investment gains realized on fixed maturity securities held-to-maturity are the result of calls and prepayments.

(2) Investment losses realized on fixed maturity securities available-for-sale for the year ended December 31, 2004 include "other-than-temporary" impairment write-downs totaling $1,323,475 on MCI Communications Corporation bonds.

(3) Investment losses realized on equity securities for the year ended December 31, 2006 include "other-than-temporary" impairment write-downs totaling $749,854. Of the 12 equity securities that were impaired, seven were sold and one was partially sold, producing gross realized gains of $247,109 and additional gross realized losses of $30,079 during 2006.

A summary of net investment income is as follows:

	Year ended December 31,		
	2006	2005	2004
Interest on fixed maturities	**$ 45,119,600**	$ 38,692,057	$ 28,305,693
Dividends on equity securities	**1,871,420**	1,188,617	827,112
Interest on short-term investments	**789,114**	1,428,903	985,105
Interest on long-term investments	**383,195**	548,393	518,793
Fees from securities lending	**41,408**	47,368	104,953
Total investment income	**48,204,737**	41,905,338	30,741,656
Investment expenses	**(1,512,808)**	(1,209,095)	(841,453)
Net investment income	**$ 46,691,929**	$ 40,696,243	$ 29,900,203

A summary of net changes in unrealized holding gains (losses) on securities available-for-sale is as follows:

	Year ended December 31,		
	2006	2005	2004
Fixed maturity securities	**$ (2,566,988)**	$(11,574,684)	$ (411,813)
Applicable deferred income tax benefit	**(898,447)**	(4,051,140)	(144,134)
Total fixed maturity securities	**(1,668,541)**	(7,523,544)	(267,679)
Equity securities	**8,211,019**	8,123,957	9,093,037
Applicable deferred income tax benefit	**2,873,858**	2,843,384	3,182,563
Total equity securities	**5,337,161**	5,280,573	5,910,474
Total available-for-sale securities	**$ 3,668,620**	$ (2,242,971)	$ 5,642,795

9. INCOME TAXES

Temporary differences between the consolidated financial statement carrying amount and tax basis of assets and liabilities that give rise to significant portions of the deferred income tax asset at December 31, 2006 and 2005 are as follows:

	Year ended December 31,	
	2006	2005
Loss reserve discounting	**$ 22,326,460**	$ 23,436,033
Unearned premium reserve limitation	**10,674,281**	11,021,095
Retirement benefits	**2,944,737**	2,150,748
Other policyholders' funds payable	**2,562,188**	1,875,691
Other, net	**2,692,938**	2,048,690
Total deferred income tax asset	**41,200,604**	40,532,257
Deferred policy acquisition costs	**(11,781,843)**	(11,937,176)
Net unrealized holding gains on investment securities	**(15,806,061)**	(13,830,649)
Other, net	**(1,209,559)**	(1,255,063)
Total deferred income tax liability	**(28,797,463)**	(27,022,888)
Net deferred income tax asset	**$ 12,403,141**	$ 13,509,369

Based upon anticipated future taxable income and consideration of all other available evidence, management believes that it is "more likely than not" that the Company's net deferred income tax asset will be realized.

The actual income tax expense for the years ended December 31, 2006, 2005 and 2004 differed from the "expected" tax expense for those years (computed by applying the United States federal corporate tax rate of 35 percent to income before income tax expense) as follows:

	Year ended December 31,		
	2006	2005	2004
Computed "expected" tax expense	**$ 26,727,884**	$ 21,038,438	$ 5,449,848
Increases (decreases) in tax resulting from:			
Tax-exempt interest income	**(4,329,114)**	(4,388,849)	(3,430,616)
Proration of tax-exempt interest and dividends received deduction	**717,217**	685,417	544,317
Other, net	**(297,709)**	(234,229)	(177,235)
Income tax expense	**$ 22,818,278**	$ 17,100,777	$ 2,386,314

Comprehensive income tax expense included in the consolidated financial statements for the years ended December 31, 2006, 2005 and 2004 is as follows:

	Year ended December 31,		
	2006	2005	2004
Income tax expense (benefit) on:			
Operations	**$ 22,818,278**	$ 17,100,777	$ 2,386,314
Change in unrealized holding gains (losses) on investment securities	**1,975,411**	(1,207,756)	3,038,428
Minimum pension liability	**92,688**	(116,015)	-
Comprehensive income tax expense	**24,886,377**	15,777,006	5,424,742
Adjustment for adoption of SFAS No. 158:			
Pension plans	**(1,623,653)**	-	-
Postretirement benefit plans	**(732,595)**	-	-
Income tax expense reflected in accumulated other comprehensive income	**$ 22,530,129**	$ 15,777,006	$ 5,424,742

10. SURPLUS NOTES

On December 28, 2001, three of the Company's property and casualty insurance subsidiaries issued surplus notes totaling $25,000,000 to Employers Mutual at an annual interest rate of 5.38 percent. On June 27, 2002, the Company's reinsurance subsidiary issued an $11,000,000 surplus note to Employers Mutual at an annual interest rate of 5.25 percent. These surplus notes do not have a maturity date. Effective April 1, 2003, all of the surplus notes were reissued at an annual interest rate of 3.09 percent. Payment of interest and repayment of principal can only be made out of each subsidiary's statutory surplus earnings and is subject to approval by the issuing company's state of domicile. The surplus notes are subordinate and junior in right of payment to all obligations or liabilities of the subsidiaries. Interest expense on surplus notes amounted to $1,112,400 for 2006, 2005 and 2004.

11. EMPLOYEE RETIREMENT PLANS

Employers Mutual has various employee benefit plans, including a defined benefit retirement plan (pension) and a supplemental retirement plan. Employers Mutual also has two postretirement benefit plans that provide retiree healthcare and life insurance coverage. Although the Company has no employees of its own, it is responsible for its share of the expenses and related prepaid assets and liabilities of these plans under the terms of the pooling agreement and the cost allocation methodologies applicable to subsidiaries that do not participate in the pooling agreement (see note 2). Accordingly, the Company's consolidated balance sheets reflect the Company's share of the total plans' prepaid assets and liabilities.

Employers Mutual's pension plan covers substantially all of its employees. The plan is funded by employer contributions and provides benefits under two different formulas, depending on an employee's age and date of service. Benefits generally vest after five years of service. It is Employers Mutual's funding policy to make contributions that meet minimum regulatory requirements plus additional amounts as determined by management.

Employers Mutual's supplemental retirement plan provides retirement benefits for a select group of management and highly-compensated employees. This plan enables select employees to receive retirement benefits without the limit on compensation imposed on qualified defined benefit pension plans by the Internal Revenue Service and to recognize certain other compensation in the determination of retirement benefits. The plan is unfunded and benefits generally vest after five years of service.

Employers Mutual also offers postretirement benefit plans which provide certain health care and life insurance benefits for retired employees. Substantially all of its employees may become eligible for those benefits if they reach normal retirement age and have attained the required length of service while working for Employers Mutual or its subsidiaries. The health care postretirement plan requires contributions from participants and contains certain cost sharing provisions such as coinsurance and deductibles. The life insurance plan is noncontributory. The benefits provided under both plans are subject to change.

Employers Mutual maintains two Voluntary Employee Beneficiary Association (VEBA) trusts, which accumulate funds for the payment of postretirement health care and life insurance benefits. Contributions to the VEBA trusts are used to fund the accumulated postretirement benefit obligation, as well as pay current year benefits.

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") was signed into law. The Act expanded Medicare to include, for the first time, coverage for prescription drugs. In January 2004, the FASB issued Staff Position FAS No. 106-1 "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003", which permitted a sponsor of a postretirement health care plan that provides prescription drug benefits to make a one-time election to defer accounting for the effects of the Act. In May 2004, the FASB issued Staff Position FAS No. 106-2, which superseded FAS 106-1 and was effective for interim and annual periods beginning after June 15, 2004. FAS No. 106-2 provides accounting guidance and disclosure requirements for the prescription drug subsidy established under the Act.

In accordance with FSP 106-2, Employers Mutual re-measured its postretirement health care plan as of January 1, 2004 to account for the subsidy. This re-measurement resulted in a $9,899,120 decrease in the accumulated projected benefit obligation and a $1,536,635 decrease in the net periodic postretirement benefit cost for 2004. The reduction in the net periodic postretirement benefit cost for 2004 was comprised of a $580,952 reduction in service cost, a $494,956 reduction in interest cost and a $460,727 reduction in the amortization of net loss.

Adoption of FAS 106-2 resulted in a $344,235 reduction in the Company's share of net periodic postretirement benefit cost for the year ended December 31, 2004.

The Company adopted SFAS 158 as of December 31, 2006 (see note 1). The disclosures for 2005 and 2004 have not been changed as SFAS 158 prohibits retrospective application.

The following table sets forth the funded status of Employers Mutual's pension and postretirement benefit plans as of December 31, 2006 and 2005, based upon a measurement date of November 1, 2006 and 2005, respectively:

	Pension plans		Postretirement benefit plans	
	2006	2005	**2006**	2005
Change in projected benefit obligation:				
Benefit obligation at beginning of year	**$ 153,485,247**	$ 140,605,466	**$ 87,036,444**	$ 68,945,752
Service cost	**8,508,066**	7,746,512	**4,979,577**	4,159,926
Interest cost	**8,470,280**	8,165,245	**4,945,590**	4,075,046
Actuarial (gain) loss	**(3,149,071)**	5,712,599	**(7,241,098)**	11,691,228
Benefits paid	**(9,218,003)**	(8,744,575)	**(1,757,613)**	(1,835,508)
Projected benefit obligation at end of year	**158,096,519**	153,485,247	**87,962,900**	87,036,444
Change in plan assets:				
Fair value of plan assets at beginning of year	**139,021,514**	119,949,789	**23,141,386**	19,454,427
Actual return on plan assets	**20,349,413**	12,603,577	**2,318,016**	1,142,467
Employer contributions	**27,835,275**	15,212,723	**5,550,000**	4,380,000
Benefits paid	**(9,218,003)**	(8,744,575)	**(1,757,613)**	(1,835,508)
Fair value of plan assets at end of year	**177,988,199**	139,021,514	**29,251,789**	23,141,386
Funded status	**19,891,680**	(14,463,733)	**(58,711,111)**	(63,895,058)
Unrecognized net actuarial loss	**-**	27,930,005	**-**	16,653,931
Unrecognized prior service costs	**-**	2,896,186	**-**	-
Employer contributions	**-**	-	**900,000**	1,350,000
Net amount recognized	**$ 19,891,680**	$ 16,362,458	**$ (57,811,111)**	$ (45,891,127)
Amounts recognized in EMC Insurance Companies accumulated other comprehensive income:				
Net actuarial loss	**$ 13,105,022**	$ -	**$ 7,665,183**	$ -
Prior service cost	**2,453,299**	-	**-**	-
Minimum liability	**-**	1,049,083	**-**	-
	$ 15,558,321	$ 1,049,083	**$ 7,665,183**	$ -

The amounts recognized in the Company's accumulated other comprehensive income as of December 31, 2006 and 2005 is as follows:

	Pension plans		Postretirement benefit plans	
	2006	2005	**2006**	2005
Net actuarial loss	**$ 2,581,385**	$ -	**$ 1,360,534**	$ -
Prior service cost	**477,290**	-	**-**	-
Minimum liability	**-**	215,453	**-**	-
	$ 3,058,675	$ 215,453	**$ 1,360,534**	$ -

During 2007, the Company will amortize $60,506 of the net actuarial loss and $132,907 of the prior service cost associated with the pension plans into net periodic benefit cost. No portion of the net actuarial loss associated with the postretirement benefit plans will be amortized into net periodic benefit cost during 2007.

The accumulated benefit obligation for the pension plans amounted to $130,839,570 and $125,661,091 at December 31, 2006 and 2005, respectively.

Employers Mutual's Supplemental Retirement Plan had an accumulated benefit obligation in excess of plan assets as of December 31, 2006 and 2005 as follows:

	Year ended December 31,	
	2006	2005
Projected benefit obligation	$ **6,291,925**	$ 7,083,802
Accumulated benefit obligation	**3,735,518**	3,668,343
Fair value of plan assets	**-**	-

The components of net periodic benefit cost for Employers Mutual's pension and postretirement benefit plans is as follows:

	Year ended December 31,		
	2006	2005	2004
Pension plans:			
Service cost	$ **8,508,066**	$ 7,746,512	$ 6,818,518
Interest cost	**8,470,280**	8,165,245	7,052,951
Expected return on plan assets	**(10,015,275)**	(8,883,028)	(6,760,528)
Recognized net actuarial loss	**1,179,058**	1,137,354	855,686
Amortization of prior service costs	**442,887**	447,455	765,825
Net periodic pension benefit costs	$ **8,585,016**	$ 8,613,538	$ 8,732,452
Postretirement benefit plans:			
Service cost	$ **4,979,577**	$ 4,159,926	$ 3,995,555
Interest cost	**4,945,590**	4,075,046	3,819,081
Expected return on plan assets	**(1,341,744)**	(1,089,129)	(900,883)
Amortization of net loss	**680,507**	40,091	130,593
Net periodic postretirement benefit costs	$ **9,263,930**	$ 7,185,934	$ 7,044,346

	Pension plans		Postretirement benefit plans	
	2006	2005	**2006**	2005
Increase (decrease) in minimum liability included in EMC Insurance Companies other comprehensive income	$ **(838,854)**	$ 1,049,083	**N/A**	N/A

The weighted-average assumptions used to measure the benefit obligations are as follows:

	Year ended December 31,	
	2006	2005
Pension plans:		
Discount rate	**5.75%**	5.75%
Rate of compensation increase:		
Defined benefit retirement plan	**4.73%**	4.76%
Supplemental retirement plan	**4.73%**	4.80%
Postretirement benefit plans:		
Discount rate	**5.75%**	5.75%

The weighted-average assumptions used to measure the net periodic benefit cost are as follows:

	Year ended December 31,		
	2006	2005	2004
Pension plans:			
Discount rate	**5.75%**	6.00%	6.00%
Expected long-term rate of return on plan assets	**7.50%**	7.50%	7.50%
Rate of compensation increase:			
Defined benefit retirement plan	**4.76%**	4.81%	4.82%
Supplemental retirement plan	**4.80%**	4.80%	4.80%
Postretirement benefit plans:			
Discount rate	**5.75%**	6.00%	6.00%
Expected long-term rate of return on plan assets	**5.00%**	5.00%	5.00%

The expected long-term rates of return on plan assets were developed considering actual historical results, current and expected market conditions, plan asset mix and management's investment strategy.

	Year ended December 31,	
Assumed health care cost trend rates:	**2006**	2005
Health care cost trend rate assumed for next year	**11.00%**	12.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	**5.00%**	5.00%
Year that the rate reaches the ultimate trend rate	**2012**	2012

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One-percentage-point	
	Increase	Decrease
Effect on total of service and interest cost	$ 1,963,571	$ (1,543,249)
Effect on postretirement benefit obligation	$ 14,019,017	$(11,249,129)

The Company's financial statements reflect a pension asset of $7,836,958 in 2006 and $5,633,370 in 2005, and a pension liability of $1,913,986 in 2006 and $1,086,438 (including $331,468 of additional minimum liability) in 2005. Pension expense allocated to the Company amounted to $2,641,361, $2,649,234 and $2,122,425 in 2006, 2005 and 2004, respectively.

Postretirement benefit liabilities reflected in the Company's financial statements totaled $15,786,386 in 2006 and $12,594,950 in 2005. Net periodic postretirement benefit cost allocated to the Company for the years ended December 31, 2006, 2005 and 2004 was $2,656,023, $2,050,172 and $1,583,172, respectively.

The weighted-average asset allocation of Employers Mutual's defined benefit retirement plan as of the measurement dates of November 1, 2006 and 2005 are as follows:

	Plan assets at November 1,	
Asset category:	**2006**	2005
Equity securities	**67.0%**	58.0%
Debt securities	**24.0%**	30.0%
Real estate	**9.0%**	12.0%
Total	**100.0%**	100.0%

Employers Mutual has retained Principal Financial Advisors, Inc. to manage the asset allocation strategy for its defined benefit retirement plan (herein referred to as Fund Selection Service). The asset allocation strategy and process of the Fund Selection Service consists of a long-term, risk-controlled approach using diversified investment options with a minimal exposure to volatile investment options like derivatives. The long-term strategy of the Fund Selection Service is foremost preserving plan assets from downside market risk, while secondarily out-performing its peers over a full market cycle. The investment process of Fund Selection Service uses a diversified allocation of equity, debt and real estate exposures that are customized to each plan's cash flow needs.

The Fund Selection Service reviews a plan's assets and liabilities with an emphasis on forecasting a plan's cash flow needs. This forecast calculates the allocation percentage of fixed income assets needed to cover the liabilities of each plan. The model is quantitatively based and evaluates the plan's current assets plus five years of deposit projections and compares it to the current monthly benefit payments and the emerging benefit liabilities for the next ten years. The data for the deposits and emerging liabilities is provided from the plan's actuarial valuation, while the current assets and monthly benefit payments data is provided from Principal Life Insurance Company's retirement plan account system.

The weighted-average asset allocation of Employers Mutual's VEBA trusts that are used to fund the postretirement benefit plans as of the measurement dates of November 1, 2006 and 2005 are as follows:

	Plan assets at November 1,	
Asset category:	**2006**	2005
Life insurance policies	**37.5%**	45.8%
Short-term investments	**5.1%**	8.4%
Equity securities	**31.3%**	34.5%
Debt securities	**26.1%**	11.3%
Total	**100.0%**	100.0%

Plan assets in Employers Mutual's VEBA trusts are primarily invested in universal life insurance policies issued by EMC National Life Company, an affiliate of Employers Mutual. The assets supporting these universal life insurance policies are invested in S&P 500 mutual funds and debt securities and have a guaranteed interest rate of 4.5 percent.

Employers Mutual plans to contribute approximately $17,000,000 to the pension plan and $4,172,000 to the VEBA trusts in 2007.

The Company participates in several other retirement plans sponsored by Employers Mutual, including a 401(k) Plan and an Executive Non-Qualified Excess Plan. The Company's share of expenses for these plans amounted to $1,409,914, $1,064,546 and $1,139,411 in 2006, 2005 and 2004, respectively.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid from the plans over the next ten years:

		Postretirement benefits		
	Pension benefits	Gross	Medicare subsidy	Net
2007	$ 13,851,353	$ 2,383,094	$ 245,780	$ 2,137,314
2008	11,873,119	2,767,832	295,638	2,472,194
2009	13,897,119	3,280,199	344,231	2,935,968
2010	14,876,119	3,828,033	414,297	3,413,736
2011	15,701,121	4,394,039	489,294	3,904,745
2012 - 2016	93,391,000	30,067,645	3,881,561	26,186,084

12. STOCK PLANS

The Company has no stock-based compensation plans of its own; however, Employers Mutual has several stock plans which utilize the common stock of the Company. Employers Mutual can provide the common stock required under its plans by: 1) using shares of common stock that it currently owns; 2) purchasing common stock on the open market; or 3) directly purchasing common stock from the Company at the current fair value. Employers Mutual has historically purchased common stock from the Company for use in its incentive stock option plans and its non-employee director stock purchase plan. Employers Mutual generally purchases common stock on the open market to fulfill its obligations under its employee stock purchase plan.

Incentive Stock Option Plans

Employers Mutual maintains two separate incentive stock option plans for the benefit of officers and key employees of Employers Mutual and its subsidiaries. A total of 1,000,000 shares have been reserved for issuance under the 1993 Employers Mutual Casualty Company Incentive Stock Option Plan (1993 Plan) and a total of 1,500,000 shares of the Company's common stock have been reserved for the 2003 Employers Mutual Casualty Company Incentive Stock Option Plan (2003 Plan).

There is a ten year time limit for granting options under the plans. Options can no longer be granted under the 1993 Plan. Options granted under the plans have a vesting period of two, three, four or five years with options becoming exercisable in equal annual cumulative increments. Option prices cannot be less than the fair value of the common stock on the date of grant.

The Senior Executive Compensation and Stock Option Committee (the "Committee") of Employers Mutual's Board of Directors (the "Board") grants the options and is the administrator of the plans. In 2004, the Company's Board of Directors established its own Compensation Committee (the "Company Compensation Committee") and, commencing in 2005, the Company Compensation Committee must consider and approve all stock options granted to the Company's executive officers.

Under the terms of the pooling and quota share agreements, stock option expense is allocated to the Company's insurance subsidiaries as determined on a statutory basis of accounting. The Company's insurance subsidiaries reimburse Employers Mutual for their share of the statutory-basis compensation expense (equal to the excess of the fair value of the stock on the option exercise date over the option's exercise price) associated with stock option exercises.

Effective January 1, 2006, the Company adopted SFAS 123(R) using the modified prospective method, which requires compensation expense to be recorded for all options granted after the date of adoption, as well as for existing options for which the requisite service has not been rendered as of the date of adoption. The modified-prospective method does not require restatement of prior periods to reflect the impact of SFAS 123(R). There was no initial change to net income or stockholders' equity upon the adoption of SFAS 123(R). Under the provisions of SFAS 123(R), the Company recognized compensation expense of $178,439 (gross and net of tax) during 2006 related to the stock options granted in 2006 and the vesting of options granted in 2001 through 2005.

In accordance with IRS regulations, Employers Mutual's incentive stock option plans include a restriction that the aggregate fair market value of common stock with respect to which stock options are exercisable for the first time by an option holder may not exceed $100,000 during any calendar year. This restriction, in effect, places a limitation on the number of stock options that can be granted to a participant during any given year. During 2006, Employers Mutual determined that there had been an oversight in the record-keeping for the incentive stock option plans which (1) resulted in the issuance of "invalid" stock options to three of the Company's executive officers in prior years, and (2) precluded the issuance of 2006 stock option grants to these executive officers that had previously been authorized as part of their 2006 compensation arrangements. To rectify the "invalid" stock option issue, Employers Mutual entered into agreements with the three executive officers in 2006 whereby they surrendered a total of 15,647 "invalid" stock options that were still outstanding for a negotiated cash settlement. In addition, Employers Mutual purchased 10,553 shares of the Company's common stock from one of the executive officers who had previously exercised the same number of "invalid" stock options and returned the common stock to the Company for cancellation. The Company reimbursed Employers Mutual for the original issuance price of the cancelled common stock. Additional arrangements were made to compensate the executive officers for the 2006 option grants they did not receive.

During 2006, 188,175 options were granted under the 2003 Plan to eligible participants at a price of $24.60 and 155,519 options were exercised under the plans at prices ranging from $19.96 to $36.34. A summary of the activity under Employers Mutual's incentive stock option plans for 2006, 2005 and 2004 is as follows:

	Year ended December 31,					
	2006		2005		2004	
	Options	Weighted-average exercise price	Options	Weighted-average exercise price	Options	Weighted-average exercise price
Outstanding, beginning of year	**733,999**	**$ 16.50**	583,538	$ 14.34	630,615	$ 12.86
Granted	**188,175**	**24.60**	255,200	19.35	70,025	22.28
Exercised	**(155,519)**	**12.98**	(96,173)	11.10	(108,648)	11.21
Expired	**(9,290)**	**17.90**	(8,566)	15.16	(8,454)	10.03
Surrendered	**(15,647)**	**18.58**	-	-	-	-
Outstanding, end of year	**741,718**	**$ 19.23**	733,999	$ 16.50	583,538	$ 14.34
Exercisable, end of year	**263,140**	**$ 15.26**	332,459	$ 13.18	332,918	$ 12.33

The weighted average fair value of options granted in 2006, 2005 and 2004 amounted to $3.93, $4.57 and $4.44, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes-Merton option-pricing model and the following weighted-average assumptions:

	Year ended December 31,		
	2006	2005	2004
Dividend yield	**2.60%**	3.10%	2.69%
Expected volatility	**18.5% - 23.5%**	26.10%	23.90%
Weighted-average volatility	**22.60%**	26.10%	23.90%
Risk-free interest rate	**4.45% - 4.72%**	4.21%	3.12%
Expected term (years)	**0.25 - 6.20**	6.60	5.75

The expected term of the options granted in 2006 was estimated using historical data that was adjusted to remove the effect of option exercises prior to the normal vesting period due to the retirement of the option holder. The expected term of options granted to individuals who are, or will be, eligible to retire prior to the completion of the normal vesting period has been adjusted to reflect the potential accelerated vesting period. This produced a weighted-average expected term of 3.63 years.

The expected volatility in the price of the underlying shares for the 2006 option grant was computed by using the historical average high and low monthly prices of the Company's common stock for a period covering 6.25 years, which approximates the average term of the options and produced an expected volatility of 23.5 percent. The expected volatility of options granted to individuals who are, or will be, eligible to retire prior to the completion of the normal vesting period was computed by using the historical average high and low daily, weekly, or monthly prices for the period approximating the expected term of those options. This produced expected volatility ranging from 18.5 percent to 22.9 percent.

At December 31, 2006, the Company's portion of the unrecognized compensation cost associated with option awards issued under Employers Mutual's incentive stock option plans that are not currently vested was $433,482, with a 1.72 year weighted-average period over which the compensation expense is expected to be recognized. A summary of non-vested option activity under Employers Mutual's incentive stock option plans for 2006, 2005 and 2004 is as follows:

	Year ended December 31,					
	2006		2005		2004	
	Options	Weighted-average grant-date fair value	Options	Weighted-average grant-date fair value	Options	Weighted-average grant-date fair value
Non-vested, beginning of year	**401,540**	**$ 4.19**	250,620	$ 2.97	280,655	$ 2.14
Granted	**188,175**	**3.93**	255,200	4.57	70,025	4.44
Vested	**(97,490)**	**3.94**	(104,280)	2.19	(100,060)	1.68
Surrendered	**(13,647)**	**4.47**	-	-	-	-
Non-vested, end of year	**478,578**	**$ 4.13**	401,540	$ 4.19	250,620	$ 2.97

The Company's portion of the total intrinsic value of options exercised under Employers Mutual's incentive stock option plans was $663,524, $245,441 and $293,583 in 2006, 2005 and 2004, respectively. As stated earlier, under the terms of the pooling and quota share agreements these amounts were paid to Employers Mutual and the Company received the full fair value for all shares issued under these plans. The Company's portion of the total fair value of options that vested in 2006, 2005, and 2004 was $178,439, $117,710 and $32,373, respectively. Additional Information relating to options outstanding and options vested (exercisable) at December 31, 2006 is as follows:

	December 31, 2006			
	Options	Weighted-average exercise price	Aggregate intrinsic value	Weighted-average remaining term
Options outstanding	**741,718**	**$ 19.23**	**$ 10,992,100**	**7.01**
Options exercisable	**263,140**	**$ 15.26**	**$ 4,944,990**	**4.79**

Employers Mutual's incentive stock option plans do not generate tax deductions for the Company. Therefore, no cash flow effects have resulted from the application of the provisions of SFAS 123(R) on share-based payment arrangements. The income tax benefit that results from disqualifying dispositions is deemed immaterial.

Employee Stock Purchase Plan

A total of 500,000 shares of the Company's common stock have been reserved for issuance under the Employers Mutual Casualty Company 1993 Employee Stock Purchase Plan. Any employee who is employed by Employers Mutual or its subsidiaries on the first day of the month immediately preceding any option period is eligible to participate in the plan. Participants pay 85 percent of the fair market value of the stock on the date of purchase. The plan is administered by the Board of Employers Mutual and the Board has the right to amend or terminate the plan at any time; however, no such amendment or termination shall adversely affect the rights and privileges of participants with unexercised options. Expenses allocated to the Company in connection with this plan totaled $14,724, $14,062 and $9,752 in 2006, 2005 and 2004, respectively.

During 2006, a total of 9,769 options were exercised at prices of $30.47 and $32.69. Activity under the plan was as follows:

	Year ended December 31,		
	2006	2005	2004
Shares available for purchase, beginning of year	**258,218**	274,791	288,322
Shares purchased under plan	**(9,769)**	(16,573)	(13,531)
Shares available for purchase, end of year	**248,449**	258,218	274,791

Non-Employee Director Stock Option Plan

A total of 200,000 shares of the Company's common stock have been reserved for issuance under the 2003 Employers Mutual Casualty Company Non-Employee Director Stock Option Plan. All non-employee directors of Employers Mutual and its subsidiaries and affiliates who are not serving on the "Disinterested Director Committee" of the Board of Employers Mutual as of the beginning of an option period are eligible to participate in the plan. Each eligible director can purchase shares of common stock at 75 percent of the fair value of the stock on the option exercise date in an amount equal to a minimum of 25 percent to a maximum of 100 percent of their annual cash retainer. The plan will continue through the option period for options granted at the 2012 annual meetings. The plan is administered by the Disinterested Director Committee of the Board. The Board may amend or terminate the plan at any time; however, no such amendment or termination shall adversely affect the rights and privileges of participants with unexercised options. Expenses allocated to the Company in connection with these plans totaled $9,495, $12,893 and $4,080 in 2006, 2005 and 2004, respectively.

During 2006, a total of 899 options were exercised at prices ranging from $29.77 to $34.91. Activity under the plan was as follows:

	Year ended December 31,		
	2006	2005	2004
Shares available for purchase, beginning of year	**187,409**	196,797	198,156
Shares purchased under plan	**(899)**	(9,388)	(1,359)
Shares available for purchase, end of year	**186,510**	187,409	196,797

Dividend Reinvestment Plan

The Company maintains a dividend reinvestment and common stock purchase plan which provides stockholders with the option of reinvesting cash dividends in additional shares of the Company's common stock. Participants may also purchase additional shares of common stock without incurring broker commissions by making optional cash contributions to the plan and may sell shares of common stock through the plan. Employers Mutual participated in the Dividend Reinvestment Plan in the first two quarters of 2004 and reinvested 50 percent of its dividends in additional shares of the Company's common stock. Due to its participation in the Company's 2004 stock offering, Employers Mutual discontinued its participation in the plan as of the third quarter of 2004. Activity under the plan was as follows:

	Year ended December 31,		
	2006	2005	2004
Shares available for purchase, beginning of year	**201,034**	208,820	271,838
Shares purchased under plan	**(5,408)**	(7,786)	(63,018)
Shares available for purchase, end of year	**195,626**	201,034	208,820
Range of purchase prices	**$ 20.28**	$ 16.95	$ 18.75
	to	to	to
	$ 35.34	$ 20.97	$ 24.97

Stock Purchase Plan

During the second quarter of 2005 Employers Mutual initiated a $15 million stock purchase program under which Employers Mutual will purchase shares of the Company's common stock in the open market. This purchase program does not have an expiration date. The timing and terms of the purchases are determined by management based on market conditions and are conducted in accordance with the applicable rules of the Securities and Exchange Commission. During 2005, Employers Mutual purchased 497,348 shares of the Company's common stock under this plan at an average cost of $17.97 per share. No purchases were made during 2006.

Stock Appreciation Right (SAR) agreement

On October 19, 2006, Employers Mutual entered into a stock appreciation rights (SAR) agreement with the Company's Executive Vice President and Chief Operating Officer (Mr. Murray). This SAR agreement is a substitute for a stock option grant Mr. Murray was initially authorized to receive as part of his 2006 compensation arrangement, but was not issued to him due to certain limitations contained in Employers Mutual's incentive stock option plan. The grant-date fair value of this award was $546,300. Because the SAR agreement will be settled in cash, it is considered to be a liability-classified award under SFAS 123(R). As a result, the value of this agreement must be re-measured at fair value at each financial statement reporting date. The fair value of this agreement at December 31, 2006 was $662,850 ($198,855 as the Company's portion from the pool). Subsequent changes in the fair value of this agreement will be reflected as compensation expense until the agreement is ultimately settled in 2016. The full value of this agreement was expensed in 2006 because Mr. Murray is currently eligible for retirement and is entitled to keep the award at retirement. As a result, the award does not have any subsequent service requirements.

13. DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value for fixed maturities, equity securities and short-term investments is based on quoted market prices, where available, or on values obtained from independent pricing services (see note 8).

The fair value of the surplus notes is estimated using discounted cash flow analysis based on the Company's current incremental borrowing rate for a similar liability.

Other long-term investments, consisting primarily of holdings in limited partnerships and limited liability companies, are valued by the various fund managers. In management's opinion, these values reflect fair value at December 31, 2006.

The estimated fair value of the Company's financial instruments is summarized below.

	Carrying amount	Estimated fair value
December 31, 2006		
Assets:		
Fixed maturity securities:		
Held-to-maturity	**$ 5,679,960**	**$ 5,768,918**
Available-for-sale	**824,506,371**	**824,506,371**
Equity securities available-for-sale	**112,527,480**	**112,527,480**
Short-term investments	**58,053,337**	**58,053,337**
Other long-term investments	**552,202**	**552,202**
Liabilities:		
Surplus notes	**36,000,000**	**41,882,936**
December 31, 2005		
Assets:		
Fixed maturity securities:		
Held-to-maturity	$ 19,794,406	$ 20,179,208
Available-for-sale	795,056,093	795,056,093
Equity securities available-for-sale	93,343,172	93,343,172
Short-term investments	37,345,456	37,345,456
Other long-term investments	4,269,566	4,269,566
Liabilities:		
Surplus notes	36,000,000	41,359,854

14. LEASES, COMMITMENTS AND CONTINGENT LIABILITIES

One of the Company's property and casualty insurance subsidiaries leases office facilities in Bismarck, North Dakota with lease terms expiring in 2014. Employers Mutual has entered into various leases for branch and service office facilities with lease terms expiring through 2017. All lease costs are included as expenses under the pooling agreement, after allocation of the portion of these expenses to the subsidiaries that do not participate in the pool. The following table reflects the lease commitments of the Company as of December 31, 2006.

	Payments due by period				
	Total	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years
Lease commitments					
Real estate operating leases	$ 7,788,869	$ 1,375,750	$ 2,338,964	$ 2,025,231	$ 2,048,924

The participants in the pooling agreement are subject to guaranty fund assessments by states in which they write business. Guaranty fund assessments are used by states to pay policyholder liabilities of insolvent insurers domiciled in that state. Many states allow assessments to be recovered through premium tax offsets. Estimated guaranty fund assessments of $1,450,944 and $1,493,325 and related premium tax offsets of $928,623 and $729,375 have been accrued as of December 31, 2006 and 2005, respectively. The guaranty fund assessments are expected to be paid over the next two years and the premium tax offsets are expected to be realized within ten years of the payments. The participants in the pooling agreement are also subject to second-injury fund assessments which are designed to encourage employers to employ a worker with a pre-existing disability. Estimated second-injury fund assessments of $1,768,799 and $1,871,969 have been accrued as of December 31, 2006 and 2005, respectively. The second-injury fund assessment accruals are based on projected loss payments. The periods over which the assessments will be paid is not known.

The participants in the pooling agreement have purchased annuities from life insurance companies, under which the claimant is payee, to fund future payments that are fixed pursuant to specific claim settlement provisions. The Company's share of loss reserves eliminated by the purchase of these annuities was $1,779,009 at December 31, 2006. The Company has a contingent liability of $1,779,009 should the issuers of these annuities fail to perform under the terms of the annuity. All of the issuing companies maintain strong financial ratings, therefore the Company believes the likelihood of failure of any of the issuing companies is remote. The Company's share of the amount due from any one life insurance company does not equal or exceed one percent of its subsidiaries' aggregate policyholders' surplus.

The Company and Employers Mutual and its other subsidiaries are parties to numerous lawsuits arising in the normal course of the insurance business. The Company believes that the resolution of these lawsuits will not have a material adverse effect on its financial condition or its results of operations. The companies involved have established reserves which are believed adequate to cover any potential liabilities arising out of all such pending or threatened proceedings.

15. UNAUDITED INTERIM FINANCIAL INFORMATION

	Three months ended,			
	March 31	June 30	September 30	December 31
2006				
Total revenues	**$ 109,224,079**	**$ 111,998,575**	**$ 105,868,671**	**$ 115,994,951**
Income before income tax expense	**$ 28,158,769**	**$ 16,505,517**	**$ 15,328,231**	**$ 16,372,865**
Income tax expense	**8,894,910**	**4,690,991**	**4,353,767**	**4,878,610**
Net income	**$ 19,263,859**	**$ 11,814,526**	**$ 10,974,464**	**$ 11,494,255**
Net income per share - basic and diluted*	**$ 1.41**	**$ 0.86**	**$ 0.80**	**$ 0.84**
2005				
Total revenues	$ 111,050,318	$ 115,383,557	$ 115,322,478	$ 119,055,647
Income before income tax expense	$ 14,585,434	$ 6,349,243	$ 11,211,216	$ 27,963,929
Income tax expense	4,082,838	1,188,585	2,882,495	8,946,859
Net income	$ 10,502,596	$ 5,160,658	$ 8,328,721	$ 19,017,070
Net income per share - basic and diluted*	$ 0.77	$ 0.38	$ 0.61	$ 1.40
2004				
Total revenues	$ 91,209,265	$ 94,296,170	$ 96,455,388	$ 98,397,887
Income (loss) before income tax expense (benefit)	$ 12,363,360	$ 3,775,979	$ 1,641,750	$ (2,210,092)
Income tax expense (benefit)	4,014,265	310,043	(216,710)	(1,721,284)
Net income (loss)	$ 8,349,095	$ 3,465,936	$ 1,858,460	$ (488,808)
Net income (loss) per share - basic and diluted*	$ 0.72	$ 0.30	$ 0.16	$ (0.04)

* Since the weighted-average number of shares outstanding for the quarters are calculated independently of the weighted-average number of shares outstanding for the year, quarterly net income (loss) per share may not total to annual net income (loss) per share.

GLOSSARY

Assumed Reinsurance - When one or more insurers, in exchange for a share of the premium, accepts responsibility to indemnify risk underwritten by another as reinsurance. See "Reinsurance."

Catastrophe and Storm Losses - Losses from the occurrence of an earthquake, hurricane, explosion, flood, hail storm or other similar event which results in substantial loss.

Ceded Reinsurance - The transfer of all or part of the risk of insurance loss from an insurer to another as reinsurance. See "Reinsurance."

Combined Ratio - A measure of property/casualty underwriting results. It is the ratio of claims, settlement and underwriting expenses to insurance premiums. When the combined ratio is under 100%, underwriting results are generally profitable; when the ratio is over 100%, underwriting results are generally unprofitable. Underwriting results do not include net investment income, which may make a significant contribution to overall profitability.

Deferred Policy Acquisition Costs - The capitalization of commissions, premium taxes and other expenses related to the production of insurance business. These costs are deferred and amortized in proportion to related premium revenue.

Excess of Loss Reinsurance - Coverage for the portion of losses which exceed predetermined retention limits.

Generally Accepted Accounting Principles (GAAP) - The set of practices and procedures that provides the framework for financial statement measurement and presentation. Financial statements in this report were prepared in accordance with U.S. GAAP.

Incurred But Not Reported (IBNR) – An estimate of liability for losses that have occurred but not yet been reported to the insurer. For reinsurance business IBNR may also include anticipated increases in reserves for claims that have previously been reported.

Incurred Losses and Settlement Expenses - Claims and settlement expenses paid or unpaid for which the Company has become liable for during a given reporting period.

Loss Reserve Development - A measure of how the latest estimate of an insurance company's claim obligations compares to an earlier projection. This is also referred to as the increase or decrease in the provision for insured events of prior years.

Net Investment Income - Dividends and interest earned during a specified period from cash and invested assets, reduced by related investment expenses.

Net Investment Yield - Net investment income divided by average invested assets.

Other-Than-Temporary Investment Impairment Loss – A realized investment loss that is recognized when an investment's fair value declines below its carrying value and the decline is deemed to be other-than-temporary.

Pooling Agreement - A joint underwriting operation in which the participants assume a predetermined and fixed interest in the premiums, losses, expenses and profits of insurance business.

Premiums - Amounts paid by policyholders to purchase insurance coverages.

Earned Premium - The recognition of the portion of written premiums directly related to the expired portion of an insurance policy for a given reporting period.

Net Written Premiums - Premiums written during a given reporting period, net of assumed and ceded reinsurance, which correlate directly to the insurance coverage provided.

Unearned Premium - The portion of written premium which would be returned to a policyholder upon cancellation.

Written Premium - The cost of insurance coverage. Written premiums refer to premiums for all policies sold during a specified accounting period.

Quota Share Reinsurance Agreement – A form of reinsurance in which the reinsurer assumes a stated percentage of all premiums, losses and related expenses in a given class of business.

Realized Investment Gains/Losses - The amount of net gains/losses realized when an investment is sold at a price higher or lower than its original cost or carrying amount. Also the amount of loss recognized when an investment's carrying value is reduced to fair value due to an impairment in the fair value of that investment.

Reinsurance - The contractual arrangement by which one or more insurers, called reinsurers, in exchange for premium payments, agree to assume all or part of a risk originally undertaken by another insurer. Reinsurance "spreads risk" among insurance enterprises, allowing individual companies to reduce exposure to losses and provide additional capacity to write insurance.

Reserves - The provision for the estimated future cost of all unpaid claims. The total includes known claims as well as amounts for claims that have occurred but have not been reported to the insurer (IBNR).

Return on Equity (ROE) - Net income divided by average stockholders' equity.

Risk-Based Capital - A model developed by the National Association of Insurance Commissioners which attempts to measure the minimum statutory capital needs of property and casualty insurance companies based upon the risks in a company's mix of products and investment portfolio.

Settlement Expenses - Expenses incurred in the process of investigating and settling claims.

Statutory Accounting - Accounting practices used by insurance companies to prepare financial statements submitted to state regulatory authorities. Statutory accounting differs from GAAP in that it stresses insurance company solvency rather than the matching of revenues and expenses.

Underwriting Gain/Loss - Represents insurance premium income less insurance claims, settlement and underwriting expenses.

Unrealized Holding Gains/Losses on Investments - Represents the difference between the current market value of investments and the basis at the end of a reporting period.

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STOCKHOLDER INFORMATION

PRICES AND DIVIDENDS PAID *(by quarter as reported by NASDAQ)*

	2006			2005		
	HIGH	LOW	DIVIDEND	HIGH	LOW	DIVIDEND
1st Quarter	$30.05	$19.64	$0.16	$22.08	$17.02	$0.15
2nd Quarter	$33.00	$25.16	$0.16	$19.00	$15.84	$0.15
3rd Quarter	$36.76	$27.09	$0.16	$19.35	$17.03	$0.15
4th Quarter	$37.12	$27.71	$0.17	$20.50	$17.11	$0.16
Close on Dec. 31	$34.12			$19.94		

Common Stock

EMC Insurance Group Inc.'s common stock trades on the NASDAQ Global Select Market tier of the NASDAQ Stock Market under the symbol EMCI. As of February 28, 2007, the number of registered stockholders was 1,069.

There are certain regulatory restrictions relating to the payment of dividends by the Company's insurance subsidiaries. (See Note 6 of Notes to Consolidated Financial Statements.) It is the present intention of Group's Board of Directors to declare quarterly cash dividends, but the amount and timing thereof, if any, is to be determined by the Board of Directors at its discretion.

Dividend Reinvestment And Common Stock Purchase Plan

A dividend reinvestment and common stock purchase plan provides stockholders with the option of receiving additional shares of common stock instead of cash dividends. Participants may also purchase additional shares of common stock without incurring broker commissions by making optional cash contributions to the plan and may sell shares of common stock through the plan. (See Note 12 of Notes to Consolidated Financial Statements.) Employers Mutual Casualty Company participated in the Dividend Reinvestment Plan in the first two quarters of 2004, reinvesting 50 percent of its dividends in additional shares of the Company's common stock. Due to its participation in the Company's recent 2004 stock offering, Employers Mutual discontinued its participation in the plan as of third quarter 2004. More information about the plan can be obtained by calling UMB Bank, n.a., the Company's stock transfer agent and plan administrator.

STOCKHOLDER SERVICES

Corporate Headquarters
717 Mulberry Street
Des Moines, IA 50309
515-280-2511
EMCIns.Group@EMCIns.com

Transfer Agent
UMB Bank, n.a.
Securities Transfer Division
P.O. Box 419064
Kansas City, MO 64141-6064
800-884-4225

Independent Registered Public Accounting Firm
Ernst & Young LLP
801 Grand Avenue, Suite 3000
Des Moines, IA 50309

SEC Counsel
Nyemaster, Goode, West,
Hansell & O'Brien P.C.
700 Walnut Street, Suite 1600
Des Moines, IA 50309

Insurance Counsel
Bradshaw, Fowler, Proctor
and Fairgrave P.C.
801 Grand Avenue, Suite 3700
Des Moines, IA 50309

Annual Meeting
We welcome attendance at our annual meeting on May 24, 2007, at 1:30 p.m. CDT.

EMC Insurance Companies
700 Walnut Street
Des Moines, IA 50309

Information Availability
Anyone interested in EMC Insurance Group Inc. can request news releases, annual reports, Forms 10-Q and 10-K, quarterly financial statements and other information at no cost by contacting:

Investor Relations
Anita Novak
EMC Insurance Group Inc.
717 Mulberry Street
Des Moines, IA 50309
phone: 515-345-2515
fax: 515-345-2895
EMCIns.Group@EMCIns.com
www.emcinsurance.com



Our mission is to create stockholder value through customer satisfaction and employee commitment to excellence, and is designed to directly coincide with our parent organization's mission – to grow profitably through partnership with independent insurance agents and to enhance the ability of our partners to deliver quality financial protection to the people and businesses we mutually serve.

Count on EMC.

END

EMC. Insurance Group Inc.

717 Mulberry Street
Des Moines, Iowa 50309
515-280-2511
800-447-2295
EMCIns.Group@EMCIns.com

www.emcinsurance.com